North Valley Bancorp | 2008 Annual Report

NVB
North Valley Bancorp

2008 Report to the Shareholders

OUR MISSION ...

PROVIDE outstanding customer service in the delivery of competitive, innovative financial services and products.

ACHIEVE consistent superior-to-peer investment returns for our shareholders.

DEVELOP strong, mutually beneficial relationships with our customers.

CREATE an environment that provides opportunities for personal and professional growth.

Be a positive corporate citizen – **CONTRIBUTE** human and financial resources to a variety of worthwhile community activities.

Dear Shareholders:

Today's banks are facing the most challenging of times with the state of the economy changing on a daily basis. Investors are seeking peace of mind, solid execution, and preparation for the future. Rest assured, our executive and management teams are working hard to address these challenges while continuing to offer the best products delivered with excellent customer service.

We are proud of our 35-year legacy. Proud of the businesses and personal relationships that have chosen to bank with us for decades, as well as the new relationships we start every day. We are especially proud of our team of employees. It is during difficult times when we are most appreciative of the depth and quality of their experience. Many of our senior lenders, credit administrators and managers have over 25 years in the financial services industry.

North Valley Bank employees believe in a promise — that every day we, the NVB Team, will *give* more, so our customers and communities will *get* more. We do this by providing extraordinary customer service and winning new business relationships through our personal one-on-one approach. For the third year in a row, North Valley Bank achieved "Best of the North State" recognition as the *best financial institution in the North State*. These same employees who provide winning service also support their communities through the thousands of service hours they dedicate each year.

Our customer deposit base is broad and resilient. We serve a wide range of consumer and business markets in the North State. These markets have worked through tough economic challenges before, not only to survive but in the long-run to prosper. Our long-term commitment to our customers continued in 2008 when North Valley Bank opened a new business office in Vacaville and built a new retail branch in Eureka.

As we work together in the years ahead, find peace of mind in the North Valley Bank team of professionals that is committed to our core values and our vision: *we strive to be the most successful financial services provider in the markets we serve*. Thank you for your support, business and patience as we work through these difficult times together.

Michael J. Cushman
President and CEO

J. M. "Mike" Wells, Jr.
Chairman of the Board

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Commission file number 0-10652

NORTH VALLEY BANCORP

(Exact name of registrant as specified in its charter)

California	**94-2751350**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

300 Park Marina Circle, Redding, California 96001

(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code **(530) 226-2900**

Securities registered pursuant to Section 12(b) of the Act:

Title of class:	Name of each exchange on which registered:
Common Stock, no par value	The NASDAQ Global Select Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold was $44,041,000 as of June 30, 2008.

The number of shares outstanding of common stock as of February 28, 2009, were 7,495,817.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K.

Table of Contents

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) variances in the actual versus projected growth in assets and return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment including government intervention in the U.S. financial system; (10) changes in business conditions and inflation; (11) changes in securities markets, public debt markets, and other capital markets; (12) data processing and other operational systems failures or fraud; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; and (15) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations, as well as other factors. The factors set forth under "Item 1A - Risk Factors" in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

General

North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company was incorporated in 1980 in the State of California. The Company owns 100% of its principal subsidiaries, North Valley Bank ("NVB"), North Valley Trading Company ("Trading Company"), which is inactive, North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank. On January 2, 2002, Six Rivers National Bank became a California State chartered bank and in conjunction with this charter conversion, changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, Six Rivers Bank was merged with and into North Valley Bank with North Valley Bank as the surviving institution. Former branches of Six Rivers Bank continued to operate as Six Rivers Bank, a division of North Valley Bank until April 18, 2005. Since April 18, 2005, those branches have operated as North Valley Bank branches. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a purchase transaction. Yolo Community Bank was a privately-held California banking corporation that commenced operations in 1998 and was headquartered in Woodland, California. Consideration paid was a combination of $9.5 million in cash and 741,697 shares of the Company's common stock. Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged with and into North Valley Bank with North Valley Bank as the surviving institution. The information contained herein contains the results of operations of YCB from September 1, 2004.

At December 31, 2008 the Company had $879,551,000 in total assets, $693,422,000 in total loans and leases and $754,944,000 in total deposits. The Company does not hold deposits of any one customer or group of customers where the loss of such deposits would have a material adverse effect on the Company. The Company's business is not seasonal.

NVB was organized in September 1972, under the laws of the State of California, and commenced operations in February 1973. NVB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, and money market rate deposit accounts and time deposits, and making commercial, real estate and consumer loans. It also issues cashier's checks and money orders, sells travelers' checks and provides safe deposit boxes and other customary banking services. As a state-chartered insured member bank, NVB is also subject to regulation by the Board of Governors of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the legal limits thereupon. NVB is also participating in the FDIC Transaction Account Guarantee Program ("TAGP"). Under that program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. NVB does not offer trust services or international banking services and does not plan to do so in the near future.

NVB operates twenty-six banking offices and one Loan Production Office ("LPO") in Shasta, Trinity, Humboldt, Del Norte, Yolo, Solano, Sonoma, Placer, and Mendocino Counties, for which it has received all of the requisite regulatory approvals. The headquarters office in Redding opened in February 1973. In October 1973, NVB opened its Weaverville Office; in October 1974, its Hayfork Office; in January 1978, its Anderson Office; and in September 1979, its Enterprise Office (East Redding). On December 20, 1982, NVB acquired the assets of two branches of the Bank of California: one located in Shasta Lake and the other in Redding, California. On June 1, 1985, NVB opened its Westwood Village Office in South Redding. On November 27, 1995, NVB opened a branch located in Palo Cedro, California. On October 14, 1997, NVB relocated its branch in Shasta Lake to a new facility. NVB opened two super-market branches in 1998 located in Cottonwood, California and Redding, California. On May 11, 1998, NVB opened a Business Banking Center in Redding, California, to provide banking services to business and professional clients. On August 13, 2001, the Business Banking Center and the Company's Administrative offices moved to a new location at 300 Park Marina Drive in Redding, California. On August 5, 2002, NVB opened an Express Banking Center located at 2245 Churn Creek Road in Redding. On October 1, 2008, NVB opened a Loan Production Office located at 750 Mason Street, Suite 202, in Vacaville, California.

NVB has signed agreements with Essex National Securities, Inc., a registered broker-dealer, ("Essex") whereby Essex provides broker/dealer services and standardized investment advice to NVB customers. NVB shares in the fees and commissions paid to Essex on a pre-determined schedule. In 2006, majority ownership of Essex was acquired by Addison Avenue Financial Partners, a subsidiary of the Addison Avenue Federal Credit Union.

Junior Subordinated Debentures

The Company owns the common stock of four business trusts that have issued an aggregate of $31.0 million in trust preferred securities fully and unconditionally guaranteed by the Company. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated debentures issued by the Company, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by the Company is $32.0 million, with the maturity dates for the respective debentures ranging from 2031 through 2036. The Company may redeem the respective junior subordinated debentures earlier than the maturity date, with certain of the debentures being redeemable beginning in July 2006 and others being redeemable beginning in April 2008, July 2009 and March 2011. For more information about the trust preferred securities and the debentures see Note 10 to the Notes to Consolidated Financial Statements.

Supervision and Regulation

The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission.

NVB is chartered by the California Department of Financial Institutions ("DFI"), which rules and regulations are administered by its Commissioner (the "Commissioner"). NVB's deposits are insured by the FDIC, and NVB is a member of the Federal Reserve System. Consequently, NVB is subject to the supervision of, and is regularly examined by, the Commissioner and the Board of Governors of the Federal Reserve System ("FRB" or "Board of Governors"). Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for loan and lease losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. NVB is required to file reports with the Commissioner and the FRB and provide such additional information as the Commissioner and the FRB may require.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors. The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and its subsidiary, NVB, are deemed to be "affiliates" within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans between affiliates, and (b) on investments by NVB in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiaries are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

The Board of Governors and the FDIC have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, the Company and its banking subsidiaries are required to maintain capital equal to at least 8% of its assets and commitments to extend credit, weighted by risk, of which at least 4% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves. The Company and its banking subsidiaries are subject to regulations issued by the Board of Governors and the FDIC, which require maintenance of a certain level of capital. These regulations impose two capital standards: a risk-based capital standard and a leverage capital standard.

Assets, commitments to extend credit and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of such loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of such loans.

Under the Board of Governors' risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

Under the Board of Governors' leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the FDIC have adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2008, NVB and the Company were in compliance with the risk-based capital and leverage ratios described above. See Item 8, Financial Statements and Supplementary Data and Note 18 to the Financial Statements incorporated by reference therein, for a listing of the Company's and Bank's risk-based capital ratios at December 31, 2008 and 2007.

The Board of Governors, the OCC and FDIC have adopted regulations implementing a system of prompt corrective action for insured financial institutions pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" -consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%. NVB is considered "well capitalized" under the framework for prompt corrective action.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without the prior approval of the FDIC and the FDIC must prohibit a critically undercapitalized institution from taking certain other actions without its prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate lending policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured state bank from engaging as a principal in any activity that is impermissible for a national bank, absent an FDIC determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that the bank is, and will continue to be, within applicable capital standards. Similar restrictions apply to subsidiaries of insured state banks. The Company does not currently intend to engage in any activities which would be restricted or prohibited under FDICIA.

The Federal Financial Institution Examination Counsel ("FFIEC") on December 13, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines, including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan, particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings.

NVB currently has a rating of "satisfactory" for CRA compliance.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Company's subsidiary bank. The payment of cash dividends and/or management fees by NVB is subject to restrictions set forth in the California Financial Code, as well as restrictions established by the FDIC. See Item 5 below for further information regarding the payment of cash dividends by the Company and NVB, and page 43 *Subsequent Event – Suspension of Cash Dividend.*

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as North Valley Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act created a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Patriot Act contains various provisions in addition to Sections 313(a) and 312 that affect the operations of financial institutions by encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The Company and North Valley Bank are not currently aware of any account relationships between North Valley Bank and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act.

Certain surveillance provisions of the Patriot Act were scheduled to expire on December 31, 2005, and actions to restrict the use of the Patriot Act surveillance provisions were filed by the ACLU and other organizations. In March 2006, after temporary extensions of the Patriot Act, Congress passed and President Bush signed the "USA Patriot Act Improvement and Reauthorization Act of 2005, and the related Amendments Act of 2006," which reauthorized all expiring provisions of the Patriot Act by making permanent 14 of the 16 provisions and imposed a four-year expiration date in 2009 on the other two provisions related to "roving surveillance" and production of business records.

The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation could increase compliance costs and thereby potentially may have an adverse effect upon the Company's results of operations.

The Sarbanes-Oxley Act of 2002

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), legislation designed to address certain issues of corporate governance and accountability. The key provisions of the Act and the rules promulgated by the SEC pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.
- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.
- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.
- Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.
- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert."
- A prohibition on insider trading during pension plan black-out periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on personal loans to directors and officers.
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards of professional conduct for attorneys, requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, to another board committee or to the entire board of directors regarding certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities, reducing the filing deadline to within 2 business days of the date on which an obligation to report is triggered.
- Accelerated filing requirements for reports on Forms 10-K and 10-Q by public companies which qualify as "accelerated filers," with a phased-in reduction of the filing deadline for Form 10-K and Form 10-Q.
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the SEC.
- Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act.

The Company's securities are listed on the NASDAQ Global Select Market. Consequently, in addition to the rules promulgated by the SEC pursuant to the Act, the Company must also comply with the listing standards applicable to all NASDAQ listed companies. The NASDAQ listing standards applicable to the Company include standards related to (i) director independence, (ii) executive session meetings of the board, (iii) requirements for audit, nominating and compensation committee charters, membership qualifications and procedures, (iv) shareholder approval of equity compensation arrangements, and (v) code of conduct requirements that comply with the code of ethics under the Act.

The effect of the Act upon the Company is uncertain; however, the Company has incurred and it is anticipated that it will continue to incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission, NASDAQ and other regulatory agencies having jurisdiction over the Company or the issuance and listing of its securities. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows. The Company changed from an accelerated filer to a non-accelerated filer in 2008. Management is required to report on the effectiveness of internal control over financial reporting, but an external attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting is not required for the year ended December 31, 2008.

The California Corporate Disclosure Act

Effective January 1, 2003, the California Corporate Disclosure Act (the "CCD Act") required publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. Effective September 28, 2004, the CCD Act, as currently in effect and codified at California Corporations Code Section 1502.1, requires the Company to file with the California Secretary of State and disclose within 150 days after the end of its fiscal year certain information including the following:

- The name of the company's independent registered accounting firm and a description of services, if any, performed for a company during the previous two fiscal years and the period from the end of the most recent fiscal year to the date of filing;
- The annual compensation paid to each director and the five most highly compensated non-director executive officers (including the CEO and CFO) during the most recent fiscal year, including all plan and non-plan compensation for all services rendered to a company as specified in Item 402 of Regulation S-K such as grants, awards or issuance of stock, stock options and similar equity-based compensation;
- A description of any loans made to a director at a "preferential" loan rate during the company's two most recent fiscal years, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- A description of any material pending legal proceedings other than ordinary routine litigation as specified in Item 103 of Regulation S-K and a description of such litigation where the company was found legally liable by a final judgment or order.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Competition

At June 30, 2008, commercial and savings banks in competition with the Company had 467 banking offices in the counties of Del Norte, Humboldt, Mendocino, Placer, Shasta, Solano, Sonoma, Trinity and Yolo where the Company operates. In those 467 banking offices (which includes the Company's 25), there were $26.2 billion in total deposits of which the Company had an overall share of 2.84%. Additionally, the Company competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage over the Company because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services and international banking which the Company is not authorized nor prepared to offer currently. The Company has arranged with correspondent banks and with others to provide some of these services for their customers. As of December 31, 2008, NVB's lending limit to any one borrower is $29,594,000 on a fully secured basis and $17,756,000 on an unsecured basis. These limits are adequate in most instances to compete for lending relationships within the markets we currently serve.

In order to compete with the major financial institutions in its primary service areas, the Company, through NVB, utilizes to the fullest extent possible, the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the officers, directors and employees of the Company. NVB also seeks to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses.

Banking is a business that depends heavily on net interest income. Net interest income is defined as the difference between the interest rate paid to obtain deposits and other borrowings and the interest rate received on loans extended to customers and on securities held in the Bank's investment portfolio. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

Monetary and Fiscal Policies

The net interest income of the Company, and to a large extent, its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Company are not predictable.

Deposit Insurance

The Federal Deposit Insurance Reform Act of 2005 (the "Reform Act") had the effect of merging the Bank Insurance Fund and the Savings Association Insurance Fund into a new Deposit Insurance Fund ("DIF"). This change was made effective on March 31, 2006. The FDIC released final regulations under the Reform Act on November 2, 2006 that establish a revised risk-based deposit insurance assessment rate system for members of the DIF to insure, among other matters, that there will be sufficient assessment income for repayment of DIF obligations and to further refine the differentiation of risk profiles among institutions as a basis for assessments. Under the new assessment rate system, the FDIC set the assessment rates (effective January 1, 2007) for most institutions from $0.05 to $0.07 per $100 of insured deposits and established a Designated Reserve Ratio ("DRR") for the DIF during 2007 of 1.25% of insured deposits.

The new assessment rate system consolidates the nine categories of the prior assessment system into four categories (Risk Categories I, II, III and IV) and three Supervisory Groups (A, B and C) based upon institution's capital levels and supervisory ratings. Risk Category I includes all well capitalized institutions with the highest supervisory ratings. Risk Category II includes adequately capitalized institutions that are assigned to Supervisory Groups A and B. Risk Category III includes all undercapitalized institutions that are assigned to Supervisory Groups A and B and institutions assigned to Supervisory Group C that are not undercapitalized but have a low supervisory rating. Risk Category IV includes all undercapitalized institutions that are assigned to Supervisory Group C.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. The EESA temporarily raised the limit on federal deposit insurance coverage provided by the FDIC from $100,000 to $250,000 per depositor.

On October 14, 2008, the FDIC implemented the Temporary Liquidity Guarantee Program (the "TLGP") to strengthen confidence and encourage liquidity in the financial system. The TLGP includes the Transaction Account

Guarantee Program (the "TAGP"). The TAGP offers full guarantee for noninterest-bearing transaction accounts held at FDIC-insured depository institutions. The unlimited deposit coverage was voluntary for eligible institutions and was in addition to the $250,000 FDIC deposit insurance per account that was included as part of the EESA. The insured deposit limits are currently scheduled to return to $100,000 on January 1, 2010, except for certain retirement accounts. The TAGP coverage became effective on October 14, 2008 and is scheduled to continue for participating institutions until December 31, 2009. In addition to the existing risk-based deposit insurance premium assessed on such deposits, TAGP participants will be assessed, on a quarterly basis, an annualized 10 basis point fee on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000. The Bank has elected to participate in the TAGP.

On December 16, 2008, the FDIC approved an earlier proposed seven basis point rate increase for the first quarter 2009 assessment period effective January 1, 2009 as part of the DIF restoration plan to achieve a minimum DRR of 1.15% within five years.

On February 27, 2009, the FDIC issued a press release with attached final rule dated February 26, 2009, which established increased assessment rates effective as of April 1, 2009 and included adjustments to improve differentiation of risk profiles among institutions. The FDIC concurrently adopted an interim rule that imposes a 20 basis point emergency special assessment effective June 30, 2009, to be collected from all insured depository institutions on September 30, 2009, in addition to the imposition of an emergency special assessment of up to 10 basis points at the end of any calendar quarter after June 30, 2009 if the FDIC determines the DRR will fall to a level that would adversely affect public confidence, among other factors. The proposed changes to differentiate risk profiles will require riskier institutions to pay higher assessment rates based on classification into one of four risk categories. Within each category, the FDIC will be able to assess higher rates to institutions with a significant reliance on secured liabilities, which generally raises the FDIC's loss in the event of failure without providing additional assessment revenue. The proposal also would assess higher rates for institutions with a significant reliance on brokered deposits but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth. The proposal also would provide incentives in the form of a reduction in assessment rates for institutions to hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 capital. Together, the changes would improve the way the system differentiates risk among insured institutions and help ensure that a minimum DRR of at least 1.15% by the end of 2013.

Based upon the announced increase in assessments for insured financial institutions in 2009 as described above and the continuing adverse economic conditions impacting financial institutions generally which may necessitate further increases in assessments, the Bank anticipates that such assessments will have a significantly greater impact upon operating expenses in 2009 compared to 2008.

Interstate Banking

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

National Banks

The federal financial institution agencies, especially the OCC and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory or better CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

Glass-Steagall Act

The Financial Services Modernization Act of 1999 (the "FSMA") eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by the Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The FSMA repealed Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The FSMA includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the FSMA.

Prior to the FSMA, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The FSMA removed these restrictions and substantially eliminated the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies through an application process, can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the FSMA, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of FSMA was to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations will require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Discharge of Materials into the Environment

Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of cleanup may be imposed upon any person or entity that is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are substantially similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility."

In the event that the Company was held liable as an owner or operator of a toxic property, it could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of cleanup required.

The Company takes reasonable steps to avoid loaning against property that may be contaminated. In order to identify possible hazards, the Company requires that all fee appraisals contain a reference to a visual assessment of hazardous waste by the appraiser. Further, on loans proposed to be secured by industrial, commercial or agricultural real estate, an Environmental Questionnaire must be completed by the borrower and any areas of concern addressed. Additionally, the borrower is required to review and sign a Hazardous Substance Certificate and Indemnity at the time the note is signed.

If the investigation reveals and if certain warning signs are discovered, but it cannot be easily ascertained, that an actual environmental hazard exists, the Company may require that the owner/buyer of the property, at his/her expense, have an Environmental Inspection performed by an insured, bonded environmental engineering firm acceptable to the Company.

Recent Regulatory Developments

In response to global credit and liquidity issues involving a number of financial institutions, the United States government, particularly the United States Department of the Treasury (the "U.S. Treasury") and the Federal financial institution regulatory agencies, have taken a variety of extraordinary measures designed to restore confidence in the financial markets and to strengthen financial institutions, including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks.

TARP and the CPP. On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the U.S. Treasury was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the U.S. financial markets and has implemented several programs, including the purchase by the U.S. Treasury of certain troubled assets from financial institutions under the Troubled Asset Relief Program" (the "TARP") and the direct purchase by the U.S. Treasury of equity securities of financial institutions under the Capital Purchase Program (the "CPP"). On October 24, 2008, the U.S. Treasury announced plans to direct $250 billion of the TARP funding into the CPP to acquire preferred stock investments in bank holding companies and banks. See page 42 for a summary of the eligibility requirements applicable to bank holding companies and banks desiring to participate in the CPP as a Qualifying Financial Institution ("QFI").

Financial Stability Plan. On February 10, 2009, the U.S. Treasury announced a Financial Stability Plan (the "FSP") as a comprehensive approach to strengthening the financial system and addressing the credit crisis. The Plan includes a Capital Assistance Program (the "CAP") that is intended to serve as a bridge to raising private capital and to ensure sufficient capital to preserve or increase lending in a worse-than-expected economic deterioration. Eligibility to participate in the CAP will be consistent with the criteria for QFI's under the CPP. Eligible institutions with consolidated assets in excess of $100 billion will be able to obtain capital under the CAP, subject to a supervisory review process and comprehensive stress test assessment of the losses that could occur over a two year period in the future across a range of economic scenarios, including conditions more severe than anticipated or as typically used in capital planning processes. Eligible institutions with consolidated assets below $100 billion will be able to obtain capital under the CAP after a supervisory review. As announced, the CAP includes issuance of a convertible preferred security to the U.S. Treasury at a discount to the participating institution's stock price as of February 9, 2009, subject to a dividend to be determined. The security instrument will be designed to incentivize institutions to replace the CAP capital with private capital or redeem it. Institutions participating in the CPP under TARP may also be permitted to exchange their CPP preferred stock for the convertible preferred CAP security. Among the other elements of the FSP, is a temporary extension by the FDIC of the TLGP for enhancing financial institution liquidity to October 31, 2009. On February 25, 2009, the FDIC and other regulatory agencies jointly announced the commencement of the stress test assessment with the intention to complete the process of assessment not later than April 2009.

American Recovery and Reinvestment Act. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law. Section 7001 of the ARRA amended Section 111 of the EESA in its entirety. While the U.S. Treasury must promulgate regulations to implement the restrictions and standards set forth in Section 7001, the ARRA, among other things, significantly expands the executive compensation restrictions previously imposed by the EESA. Such restrictions apply to any entity that has received or will receive financial assistance under the TARP, and shall generally continue to apply for as long as any obligation arising from financial assistance provided under the TARP, including preferred stock issued under the CPP, remains outstanding. These ARRA restrictions do not apply to any TARP recipient during such time when the federal government (i) only holds any warrants to purchase common stock of such recipient or (ii) holds no preferred stock or warrants to purchase common stock of such recipient.

Term Asset-Backed Securities Loan Facility. On March 3, 2009, the U.S, Treasury and the Board of Governors announced the Term Asset-Backed Securities Loan Facility (the "TALF"). The TALF is one of the programs under the Financial Stability Plan announced by the U.S. Treasury on February 10, 2009. The TALF is intended to help stimulate the economy by facilitating securitization activities which allow lenders to increase the availability of credit to consumers and businesses. Under the TALF, the Federal Reserve Bank of New York ("FRBNY") will lend up to $200 billion to provide financing to investors as support for purchases of certain AAA-rated asset-backed securities ("ABS") initially for newly and recently originated auto loans, credit card loans, student loans, and SBA-guaranteed small business loans anticipated to be funded on March 25, 2009, and rental, commercial, and government vehicle fleet leases, small ticket equipment, heavy equipment, and agricultural equipment loans and leases proposed to be funded in April.

ABS fundings will be held monthly beginning on March 25, 2009 through December 2009, or longer if the TALF is extended. The loan asset classes may be expanded in the future to include commercial mortgages, non-Agency residential mortgages, and/or other asset classes. Credit extensions under the TALF will be non-recourse loans to eligible borrowers secured by eligible collateral for a three-year term with interest paid monthly. Any U.S. company that owns eligible collateral may borrow from the TALF, provided the company maintains an account with a primary dealer who will act as agent for the borrower and deliver eligible collateral to the FRBNY custodian in connection with the loan funding. The FRBYN will create a special purpose vehicle ("SPV") to purchase and manage any assets received by the FRBYN in connection with the TALF loans.

The U.S. Treasury will provide $20 billion of credit protection to the FRBNY in connection with the TALF through the Troubled Assets Relief Program (the "TARP") by purchasing subordinated debt issued by the SPV to finance the first $20 billion of asset purchases. If more than $20 billion in assets are purchased by the SPV, the FRBNY will lend additional funds to the SPV to finance such additional purchases. The FRBNY's loan to the SPV will be senior to the TARP subordinated loan and secured by all of the assets of the SPV.

Future Legislation and Regulation

Certain legislative and regulatory proposals that could affect the Company and banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and its subsidiary banks to increased regulation, disclosure and reporting requirements and increase competition and the Company's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and its subsidiary bank.

Employees

At December 31, 2008, the Company had approximately 437 employees, (which includes 405 full-time equivalent employees). None of the Company's employees are represented by a labor union and management considers its relations with employees are good.

Website Access

Information on the Company and its subsidiary banks may be obtained from the Company's website www.novb.com. Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto are available free of charge on the website as soon as they are published by the SEC through a link to the Edgar reporting system maintained by the SEC. Simply select the "About

NVB Bancorp" menu item, then click on "Shareholder Relations" and then select the "SEC Filings" link. Also made available through the Company's website are the Section 16 reports of ownership and changes in ownership of the Company's common stock which are filed with the Securities and Exchange Commission by the directors and executive officers of the Company and by any persons who own more than ten percent of the outstanding shares of such stock. Information on the Company website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

In addition to the risks associated with the business of banking generally, as described above under Item 1 (Description of Business), the Company's business, financial condition, operating results, future prospects and stock price can be adversely impacted by certain risk factors, as set forth below, any one of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

Extensive Regulation of Banking. The Company's operations are subject to extensive regulation by Federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company believes that it is in substantial compliance in all material respects with laws, rules and regulations applicable to the conduct of its business. Because the Company's business is highly regulated, the laws, rules and regulations applicable to it are subject to regular modification and change. There can be no assurance that these laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Company, or otherwise adversely affect the Company's results of operations, financial condition, or future prospects.

Competition. Increased competition in the market of the Company's subsidiary, North Valley Bank, may result in reduced loans and deposits. Ultimately, it may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that are offered by North Valley Bank in its service area. These competitors include national and super-regional banks, finance companies, investment banking and brokerage firms, credit unions, government-assisted farm credit programs, other community banks and technology-oriented financial institutions offering online services. In particular, North Valley Bank's competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances, such as Internet-based banking services that cross traditional geographic bounds, enable more companies to provide financial services. If North Valley Bank is unable to attract and retain banking customers, it may be unable to continue its loan growth and level of deposits, which may adversely affect its and the Company's results of operations, financial condition and future prospects.

Dependence on Key Employees. The Company and its subsidiaries are dependent on the successful recruitment and retention of highly qualified personnel. Our ability to implement our business strategies is closely tied to the strengths of our chief executive officer and other key officers. Our key officers have extensive experience in the banking industry which is not easily replaced. Business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which Company personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Company and become employed by a local competing bank, the Company could potentially lose business customers. In addition, the Company relies on its customer service staff to effectively serve the needs of its consumer customers. The Company very actively recruits for all open positions and management believes that employee relations are good.

Growth Strategy. The Company pursued and continues to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. The Company may not be able to sustain this growth strategy without establishing new branches or new products. Therefore, the Company may expand in our current market by opening or acquiring branch offices or may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. The Company cannot assure you of our success in implementing our growth strategy without corresponding increases in our noninterest expenses. In addition, growth through acquisitions represents a component of our business strategy. The need to integrate the operations and personnel of acquired banks and branches may not always be successfully accomplished. Any inability to improve operating performance through integration and/or merger of operations, functions or banks could increase expenses and impact the Company's performance.

Governmental Fiscal and Monetary Policies. The business of banking is affected significantly by the fiscal and monetary policies of the federal government and its agencies. Such policies are beyond the control of the Company. The Company is particularly affected by the policies established by the Board of Governors in relation to the supply of money and credit in the United States. The instruments of monetary policy available to the Board of Governors can be used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits, and this can and does have a material effect on the Company's business, results of operations and financial condition.

Geographic Concentration. All of the business of the Company is located in the State of California and the banking offices of the Company are located in the Northern California Counties of Shasta, Trinity, Humboldt, Del Norte, Yolo, Solano, Sonoma, Placer and Mendocino. As a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in those counties. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets, and adverse economic conditions could reduce our growth rate, or affect the ability of our customers to repay their loans, and generally impact our financial condition and results of operations. Economic conditions in the State of California are subject to various uncertainties at this time, including the budgetary and fiscal difficulties facing the State Government. The Company can provide no assurance that conditions in the California economy will not deteriorate further or that such deterioration will not adversely affect the Company.

Commercial Loans. As of December 31, 2008, approximately 13% of our loan portfolio consisted of commercial business loans, which may have a higher degree of risk than other types of loans. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

Real Estate Values. A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2008, real estate served as the principal source of collateral with respect to approximately 76% of the Company's loan portfolio. A continuing substantial decline in the economy in general, or a continuing decline in real estate values in the Company's primary operating market areas in particular, could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of mortgage-backed securities included in the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

Construction and Development Loans. At December 31, 2008, real estate construction loans totaled $136.8 million, or 20% of the total loan portfolio. Residential construction loans, including land acquisition and development, totaled $106.2 million or 78% of the Company's real estate construction portfolio, and 15% of the total loan portfolio. Construction, land acquisition and development lending involve additional risks because funds are advanced on the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, speculative construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the completion of the project and the ability of the borrower to sell the property, rather than the ability of the borrower or the guarantor to repay the principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan, a well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time.

Other Real Estate Owned. Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value less estimated costs to sell are charged to the allowance for loan or lease losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses and gains and losses on their disposition are included in other income and other expenses. Reduction in property valuations, extended holding periods, and maintenance on the property could materially and adversely affect the Company's earnings.

Allowance for Loan and Lease Losses. Like all financial institutions, the Company maintains an allowance for loan and lease losses to provide for loan or lease defaults and non-performance, but its allowance for loan and lease losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Company and therefore the Company's operating results. The Company's allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan and lease losses. Although we believe that the Company's allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that it will not further increase the allowance for loan and lease losses or that regulators will not require it to increase this allowance. Either of these occurrences could materially and adversely affect the Company's earnings.

The Effects of Legislation in Response to Current Credit Conditions. Legislation passed at the federal level and/or by the State of California in response to current conditions affecting credit markets could cause the Company to experience higher credit losses if such legislation reduces the amount that borrowers are otherwise contractually required to pay under existing loan contracts with North Valley Bank. Such legislation could also result in the imposition of limitations upon North Valley Bank's ability to foreclose on property or other collateral or make foreclosure less economically feasible. Such events could result in increased loan losses and require a material increase in the allowance for loan losses and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

Dilution of Common Stock. Shares of the Company's common stock eligible for future sale could have a dilutive effect on the market for the common stock and could adversely affect the market price. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock, of which 7,495,817 were outstanding at December 31, 2008. Pursuant to its stock option plans, at December 31, 2008, the Company had outstanding options to purchase 987,402 shares of common stock. As of December 31, 2008, 371,055 shares of common stock remained available for grants under the Company's stock option plans. Sales of substantial amounts of the Company common stock in the public market could adversely affect the market price of common stock.

Operating Losses. The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

Business Confidence Uncertainty. The terrorist actions on September 11, 2001, and thereafter, plus military actions taken by the United States in Afghanistan, Iraq and elsewhere, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts required to be reserved for loan losses, reducing the value of collateral held as security for the Company's loans, and causing a decline in the Company's stock price.

The Effects of Changes to FDIC Insurance Coverage Limits and Assessments. These changes are uncertain and increased premiums may adversely affect the Company. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund. Current economic conditions have increased expectations for bank failures. In such event, the FDIC would take control of failed banks and guarantee payment of deposits up to applicable insured limits from the Deposit Insurance Fund. Insurance premium assessments to insured financial institutions may increase as necessary to maintain adequate funding of the Deposit Insurance Fund.

The Emergency Economic Stabilization Act of 2008 included a provision for an increase in the amount of deposits insured by the FDIC to $250,000. On October 24, 2008, the FDIC announced the Temporary Liquidity Guarantee Program that provides unlimited deposit insurance on funds in noninterest-bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000. All eligible institutions will be covered under the program for the first 30 days without incurring any costs. After the initial period, participating institutions will be assessed a 10 basis point surcharge on the additional insured deposits through the scheduled end of the program, currently December 31, 2009. Increased premiums will impact the Company's earnings.

It is not clear how depositors may respond regarding the increase in insurance coverage. Despite the increase, some depositors may reduce the amount of deposits held at North Valley Bank if concerns regarding bank failures persist, which could affect the level and composition of the Bank's deposit portfolio and thereby directly impact the Bank's funding costs and net interest margin. North Valley Bank's funding costs may also be adversely affected in the event that activities of the Federal Reserve Board and the U.S. Department of the Treasury to provide liquidity for the banking system and improvement in capital markets are curtailed or are unsuccessful. Such events could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

The Troubled Asset Relief Program. This program includes restrictions that affect participating institutions and their shareholders. The Emergency Economic Stabilization Act of 2008 gave the United States Department of the Treasury authority to deploy up to $700 billion into the financial system with an objective of improving liquidity in capital markets. On October 14, 2008, the Treasury Department announced plans to direct $250 billion of this authority into a Capital Purchase Program ("CPP") under which the Treasury Department will make preferred stock investments in bank holding companies, banks and other qualifying financial institutions. The terms and conditions of the CPP could reduce investment returns to shareholders of participating bank holding companies and banks by restricting dividends to common shareholders, diluting existing shareholders' interests, and restricting capital management practices. The Company is currently evaluating whether to participate in the CPP.

ITEM 1B. UNRESOLVED STAFF COMMENTS

No comments have been submitted to the registrant by the staff of the Securities and Exchange Commission.

ITEM 2. DESCRIPTION OF PROPERTIES

At December 31, 2008, the net book value of the Company's properties (including land and buildings) and its furniture, fixtures and equipment was $11,418,000. The Company's principal executive and administrative office is located in a leased building at 300 Park Marina Circle, Redding, Shasta County, California.

The following table sets forth information about the Company's premises, both owned and leased. The leases indicated below expire between July, 2009 and August, 2023. The Company believes that it will be able to renew the leases or obtain comparable premises as and when they expire.

Description	Office Type	Owned/Leased
Redding	Branch	Owned
Westwood	Branch	Leased
Shasta Lake	Branch	Owned
Country Club	Branch	Owned
Weaverville	Branch	Owned
Hayfork	Branch	Owned
Buenaventura	Supermarket Branch	Leased
Anderson	Branch	Owned
Enterprise	Branch	Owned
Cottonwood	Supermarket Branch	Leased
Palo Cedro	Branch	Leased
Churn Creek	Branch	Owned
Redding Warehouse	Storage Facility	Leased
Park Marina Circle	Administrative/ Branch	Leased
Park Marina	Branch	Leased
Data Processing/Administrative	Data Processing/Administrative	Owned
Eureka Mall	Branch	Leased
McKinleyville	Branch	Leased
Crescent City	Branch	Owned
Eureka Downtown	Branch	Owned
Ferndale	Branch	Owned
Garberville	Branch	Leased
Willits	Branch	Owned
Woodland	Administrative/ Branch	Leased
Fairfield	Branch	Leased
Roseville	Branch	Leased
Santa Rosa	Branch	Leased
Ukiah	Branch	Leased
Vacaville	Loan Production Office	Leased

From time to time, the Company, through NVB, acquires real property through foreclosure of defaulted loans. The policy of the Company is not to use or permanently retain any such properties but to resell them when practicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or against any of its property. The Company, because of the nature of its business, is generally subject to various legal actions, threatened or filed, which involve ordinary, routine litigation incidental to its business. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based on the advice of counsel, does not expect that the final outcome of threatened or filed suits will have a materially adverse effect on its consolidated financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The North Valley Bancorp common stock is listed and trades on the NASDAQ Global Select Market under the symbol "NOVB." The shares were first listed with the NASDAQ Stock Market in April 1998. The table below summarizes the Common Stock high and low trading prices traded during the two year period ended December 31, 2008 as reported on the NASDAQ Global Select Market and the cash dividends declared on the common stock during the same period.

	Price of Common Stock		Cash Dividends
	High	Low	Declared
2008			
First Quarter	$ 13.61	$ 10.94	$ 0.10
Second Quarter	12.26	6.50	0.10
Third Quarter	7.64	4.55	0.10
Fourth Quarter	6.85	3.34	0.10
2007			
First Quarter	$ 26.00	$ 17.57	$ 0.10
Second Quarter	25.65	21.51	0.10
Third Quarter	24.32	17.47	0.10
Fourth Quarter	23.60	12.13	0.10

The Company had approximately 818 registered shareholders of record as of December 31, 2008.

The Company's primary source of funds for payment of dividends to its shareholders is the receipt of dividends from NVB. The payment of dividends by a California State chartered bank is subject to various legal and regulatory restrictions. See Note 18 to the Consolidated Financial Statements for information related to dividend matters including information regarding certain limitations on payment of dividends and page 43 *Subsequent Event – Suspension of Dividend.*

Performance Graph

The following graph compares our cumulative total stockholder return since December 31, 2003 with the NASDAQ Composite Index, the SNL $500 million - $1 billion Bank Index, and SNL Western Bank Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100.00 on December 31, 2003.


Total Return Performance
Index Value
175
150
125
100
75
50
25
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
North Valley Bancorp
NASDAQ Composite
SNL Bank $500M-$1B
SNL Western Bank

Index	*Period Ending* 12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
North Valley Bancorp.........	100.00	130.28	122.14	129.58	93.67	28.49
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank $500M-$1B.......	100.00	113.32	118.18	134.41	107.71	69.02
SNL Western Bank.............	100.00	113.64	118.32	133.50	111.51	108.57

ITEM 6. SELECTED FINANCIAL DATA

NORTH VALLEY BANCORP
(Dollars in thousands, except per share data)

FOR THE YEARS ENDED DECEMBER 31	2008	2007	2006	2005	2004
SUMMARY OF OPERATIONS					
Total interest income	$ 52,091	$ 59,524	$ 57,179	$ 50,678	$ 38,937
Total interest expense	16,954	18,638	14,685	9,703	7,507
Net interest income	35,137	40,886	42,494	40,975	31,430
Provision for loan and lease losses	12,100	2,050	975	930	271
Net interest income after provision for loan and lease losses	23,037	38,836	41,519	40,045	31,159
Total noninterest income	10,152	11,159	12,650	11,214	9,456
Total noninterest expense	38,658	40,386	39,615	37,592	28,658
(Loss) income before (benefit) provision for income taxes	(5,469)	9,609	14,554	13,667	11,957
(Benefit) provision for income taxes	(3,675)	3,075	4,158	4,518	3,578
Net (loss) income	$ (1,794)	$ 6,534	$ 10,396	$ 9,149	$ 8,379
Performance ratios:					
(Loss) return on average assets	(0.20%)	0.72%	1.15%	1.01%	1.08%
(Loss) return on average equity	(2.23%)	8.31%	14.48%	13.42%	16.54%
Capital ratios:					
Risk based capital:					
Tier I (4% minimum ratio)	10.93%	10.43%	10.21%	10.12%	10.60%
Total (8% minimum ratio)	12.75%	12.00%	11.88%	11.92%	11.73%
Leverage ratio	10.36%	10.29%	9.66%	8.87%	7.89%
BALANCE SHEET DATA AT DECEMBER 31					
Total assets	$ 879,551	$ 949,019	$ 905,673	$ 918,415	$ 866,231
Investment securities and federal funds sold	$ 76,366	$ 104,372	$ 144,323	$ 172,149	$ 219,734
Net loans and leases	$ 682,095	$ 735,498	$ 650,962	$ 616,648	$ 546,128
Deposits	$ 754,944	$ 736,739	$ 750,288	$ 746,690	$ 711,654
Shareholders' equity	$ 77,258	$ 81,471	$ 75,491	$ 71,801	$ 65,448
COMMON SHARE DATA					
(Loss) earnings per share					
Basic	$ (0.24)	$ 0.89	$ 1.41	$ 1.23	$ 1.24
Diluted	$ (0.24)	$ 0.86	$ 1.36	$ 1.17	$ 1.17
Book value per share (1)	$ 10.31	$ 10.99	$ 10.34	$ 9.58	$ 8.95
Cash dividends per share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Dividend payout ratio	(166.56%)	45.12%	29.41%	34.20%	34.20%
Shares outstanding	7,495,817	7,413,066	7,300,914	7,497,599	7,311,726

(1) Represents shareholders' equity divided by the number of shares of common stock outstanding at the end of the period indicated.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provision of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) variances in the actual versus projected growth in assets and return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment including government intervention in the U.S. financial system; (10) changes in business conditions and inflation; (11) changes in securities markets, public debt markets, and other capital markets; (12) data processing and other operational systems failures or fraud; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; and (15) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations, as well as other factors. The factors set forth under "Item 1A - Risk Factors" in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General. North Valley Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact the accounting for such transactions could change.

A summary of the Company's most significant accounting policies and accounting estimates is contained in Note 1 to the consolidated financial statements. An accounting estimate recognized in the financial statements is a critical accounting estimate if the accounting estimate requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could reasonably have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the Company's financial condition, changes in financial condition, or results of operations. Management considers the Company's allowance for loan and lease losses, pro forma costs related to the Company's share-based payments programs, and management's assessment of goodwill and investment impairment to be critical accounting policies.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is based on the probable estimated losses in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued on impaired loans (as defined) based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

Stock Based Compensation. At December 31, 2008, the Company had four stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan, the 1999 Director Stock Option Plan and the 2008 Stock Incentive Plan, which are described more fully in Note 1 and 13 to the Consolidated Financial Statements included herein in Item 8 – Financial Statements and Supplementary Data. Compensation cost is recognized all share-based payments over the requisite service periods of the awards based on the grant-date fair value of the options determined using the Black-Scholes-Merton based option valuation model. Critical assumptions that are assessed in computing the fair value of share-based payments include stock price volatility, expected dividend rates, the risk free interest rate and the expected lives of such options. Compensation cost recorded is net of estimated forfeitures expected to occur prior to vesting. For further information on the computation of the fair value of share-based payments, see Note 1 and 13 to the Consolidated Financial Statements.

Goodwill. Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. Goodwill of $15,187,000 was recorded in the Company's acquisition of YCB. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually. Management conducted its assessment of impairment during the fourth quarter of 2008 and based on its evaluation determined that there was no impairment.

Impairment of Investment Securities. Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, the financial condition of the issuer, rating agency changes related to the issuer's securities and the intent and ability of the Bank to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

During the third quarter of 2008, the Company recognized impairment on its FNMA Preferred Stock of $3,284,000. The Company purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and recognized an impairment charge in the fourth quarter of 2007 to its December 31, 2007 market value of $32.84 per share. Due to the United States Treasury and the Federal Housing Finance Agency (FHFA) decision to place FNMA and FHLMC under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008.

Accounting for Income Taxes. The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company applies the asset and liability method to account for income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of changes in tax laws and rates is recognized in income in the period that includes the enactment date. On the consolidated balance sheet, net deferred tax assets are included in other assets.

Since January 1, 2007, the Company has accounted for uncertainty in income taxes under Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Under the provisions of FIN 48, only tax positions that met the more likely than not recognition threshold, that the tax position would be sustained in a tax examination, on January 1, 2007 were recognized or continue to be recognized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Business Organization

North Valley Bancorp (the "Company") is a bank holding company for NVB, a state-chartered, Federal Reserve Member bank. NVB operates out of its main office located at 300 Park Marina Circle, Redding, CA 96001, with twenty-six branches, including two supermarket branches, and an LPO in Northern California. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of its revenues.

The acquisition of Yolo Community Bank ("YCB") on August 31, 2004 was accounted for under the purchase method of accounting. YCB changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged into North Valley Bank.

Overview

For the year ended December 31, 2008, the Company recorded a net loss of $1,794,000, or $0.24 per diluted share, compared to net income of $6,534,000, or $0.86 per diluted share, for the year ended December 31, 2007. For 2008, the Company realized a loss on average shareholders' equity of 2.23% and a loss on average assets of 0.20%, as compared to a return on average shareholders' equity of 8.31% and a return on average assets of 0.72%, for 2007.

During 2008, total assets decreased $69,468,000, or 7.3%, to $879,551,000 at year end. The loan portfolio decreased $52,831,000, or 7.1%, compared to $746,253,000 at December 31, 2007, and totaled $693,422,000 at December 31, 2008. The primary reason for the decrease was the Company's decision to decrease its Real Estate – Construction portfolio to reduce the Company's exposure to this lending segment. This portfolio decreased $89,003,000 from $225,758,000 at December 31, 2007 to $136,755,000 at December 31, 2008. This reduction was primarily from principal reductions and pay-offs but was also a result of certain charge-offs and properties taken into other real state owned (OREO). Investment securities also decreased as of December 31, 2008 compared to 2007 by $28,006,000, or 26.8% to $76,366,000 from $104,372,000. The loan to deposit ratio at year end 2008 was 91.9% as compared to 101.3% at year end 2007. Total deposits increased $18,205,000, or 2.5%, to $754,944,000 at year end 2008. The reduction in loans and investment securities along with the increased deposits created a funding source to reduce the level of other borrowings which decreased $83,676,000 to $3,516,000 at December 31, 2008 from $87,192,000 at December 31, 2007. This facilitated the Company's efforts to de-leverage the balance sheet to preserve and maintain strong capital levels in these uncertain economic times. For the year ended December 31, 2008, the Company declared quarterly dividends totaling $2,988,000, or $0.40 per share, to stockholders of the Company. Subsequent to December 31, 2008 the Company's Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock beginning in 2009.

The overall economic environment and credit crisis was challenging throughout the year in the Company's primary market area. The economic slowdown has continued into 2009, and management expects this trend throughout the year. The Company recorded a $12,100,000 provision for loan and lease losses for 2008, compared to a $2,050,000 provision for loan and lease losses for 2007. The increase in the provision for loan and lease losses is due primarily to the level of charge-offs experienced of $11,805,000 for 2008 and the increase in the level of nonperforming loans to $18,936,000 at December 31, 2008, up from $1,764,000 at December 31, 2007. Interest and fees earned on loans and leases decreased $5,815,000, or 10.8%, to $47,897,000 in 2008. Foregone interest income for the loans placed on nonaccrual status accounted for $2,305,000 of the decrease and also impacted the Company's net interest margin. The Federal Reserve Board's Open Market Committee (FOMC) reduced rates 400 basis points in seven rate changes during 2008. The rate decreases, along with the foregone interest, resulted in the average yield on the Company's loan and lease portfolio to decrease 125 basis points to 6.60% for the year ended December 31, 2008 from 7.85% in 2007. On a tax-equivalent basis, interest on investments and other earning assets decreased $1,317,000 to a total of $4,656,000 due primarily to a lower volume of investment securities, and secondarily due to yield.

Due to the lower interest rates throughout 2008, the average rate paid on interest bearing liabilities decreased 36 basis points to 2.55% from 2.91% in 2007. Average total interest bearing liabilities increased $23,317,000 in 2008.

Overall the net interest margin for 2008 declined 78 basis points to 4.31% from the 5.09% achieved in 2007. The net interest margin contracted each quarter throughout 2008 as the decrease in the yields on earning assets outpaced the decrease in the cost of interest bearing deposits and borrowed funds throughout the year.

Nonperforming loans (defined as nonaccrual loans and loans 90 days or more past due and still accruing interest) totaled $18,936,000 at December 31, 2008, an increase of $17,172,000 from December 31, 2007. Nonperforming loans as a percentage of total loans were 2.73% at December 31, 2008, compared to 0.24% at December 31, 2007. Nonperforming assets (nonperforming loans and OREO) totaled $29,344,000 at December 31, 2008, an increase of $26,678,000 from December 31, 2007. Nonperforming assets as a percentage of total assets were 3.34% at December 31, 2008 compared to 0.28% at December 31, 2007. The allowance for loan and lease losses at December 31, 2008 was $11,327,000, or 1.63% of total loans, compared to $10,755,000, or 1.44% of total loans at December 31, 2007.

On February 26, 2009, as a result of the Bank's most recent DFI report of examination, the Board of Directors of the Bank adopted resolutions that, among other matters, state a commitment to maintain a minimum tier 1 leverage capital ratio and tangible shareholders' equity to total tangible assets ratio of not less than 8.0%, to implement a capital contingency plan and not declare or pay any cash dividends to the Company which would be used to pay cash dividends to the Company's shareholders without the prior written approval of the Commissioner. The Bank's tier 1 leverage ratio at December 31, 2008 was 10.79%.

Results of Operations

Net Interest Income and Net Interest Margin (fully taxable equivalent basis). Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and is the primary revenue source for the Company. Net interest margin is net interest income expressed as a percentage of average earning assets. These items have been adjusted to give effect to $474,000, $559,000 and $723,000 in taxable-equivalent interest income on tax-free investments for the years ending December 31, 2008, 2007 and 2006.

Net interest income for 2008 was $35,611,000, a $5,834,000, or a 14.1%, decrease from net interest income of $41,445,000 in 2007. Interest income decreased $7,518,000, or 12.5%, to $52,565,000 in 2008 due primarily to decreased yields on earning assets, and secondarily due to foregone interest income of $2,305,000 for the loans placed on nonaccrual status. The average loans outstanding increased $40,749,000, or 6.0%, to $725,255,000. This higher loan volume added $3,199,000 to interest income. The average yield earned on the loan portfolio decreased 125 basis points to 6.60% for 2008. This decrease in yield reduced interest income by $6,709,000 (excluding the impact of the foregone interest). The total decrease to interest income from the loan portfolio was $5,815,000. The average balance of the investment portfolio decreased $22,783,000, or 18.7%, which accounted for a $1,118,000 decrease in interest income and the decrease in average yield of the investment portfolio of 21 basis points reduced interest income by $199,000.

Interest expense in 2008 decreased $1,684,000, or 9.0%, to $16,954,000. The largest decrease was in savings and money market accounts which decreased $842,000 as the average rates paid on these accounts decreased 29 basis points to 1.59% and reduced interest expense by $523,000 while a decrease in the average balances of these accounts reduced interest expense by $319,000. The next largest decrease to interest expense was related to a decrease in the average rate paid on other borrowings, which decreased 120 basis points to 4.67%. This rate decrease reduced interest expense by $887,000 which was slightly offset due to higher average balances in 2008 compared to 2007. The average rate paid on time certificates of deposits decreased 83 basis points to 3.77% for 2008 compared to 4.60% for 2007, resulting in a decrease to interest expense of $2,135,000. This decrease was offset by higher average balances of time certificates of deposits of $38,345,000 in 2008 compared to 2007.

The net interest margin for 2008 decreased 78 basis points to 4.31% from 5.09% in 2007. The net interest margin for the 4th quarter of 2008 was 4.15%, which was a 74 basis point decline from 4.89% in the 4th quarter of 2007 and a 22 basis point decline from the 3rd quarter of 2008.

Net interest income for 2007 was $41,445,000, a $1,772,000, or a 4.1%, decrease from net interest income of $43,217,000 in 2006. Interest income increased $2,181,000, or 3.8%, to $60,083,000 in 2007 due primarily to higher volume of earning assets, the change in mix of those assets to higher yielding loans and secondarily due to slightly increased yields on earning assets. The average loans outstanding increased $42,339,000, or 6.6%, to $684,506,000. This higher loan volume added $3,311,000 to interest income. The average yield earned on the loan portfolio increased 3 basis points to 7.85% for 2007. This increase added $160,000 to interest income. The total increase to interest income from the loan portfolio was $3,471,000, which was offset in part by the effect of lower average balances in the investment portfolio. The average balance of the investment portfolio decreased $30,788,000, or 20.2%, which accounted for a $1,489,000 decrease in interest income somewhat offset by the increase in average yield of 7 basis points, or $81,000. Yields earned on the investment portfolio in 2007 increased by 7 basis points to 4.90% as some of the lower yield and shorter duration securities matured.

Interest expense in 2007 increased $3,953,000, or 26.9%, to $18,638,000. The largest increase was in time certificates of deposits as the average rates paid on these accounts increased 88 basis points to 4.60%. This rate increase added $1,918,000 to interest expense. The next largest increase to interest expense was related to an increase in average rate paid on savings and money market accounts, which increased 54 basis points to 1.88%. This rate increase added $1,057,000 to interest expense which was slightly offset due to lower average balances in 2007 compared to 2006. The average rate paid on borrowings increased 37 basis points to 5.87% for 2007 compared to 5.50% for 2006. This increase in average rate paid was more than offset by a decrease in average balance of borrowed funds in 2007 compared to 2006.

The net interest margin for 2007 decreased 31 basis points to 5.09% from 5.40% in 2006. The net interest margin for the 4th quarter of 2007 was 4.89%, which was a 52 basis point decline from 5.41% in the 4th quarter of 2006 and a 17 basis point decline from the 3rd quarter of 2007.

The following table sets forth the Company's consolidated condensed average daily balances and the corresponding average yields received and average rates paid of each major category of assets, liabilities, and stockholders' equity for each of the past three years.

Average Daily Balance Sheets

(Dollars in thousands, except percentages)

	2008			2007			2006		
	Average Balance	Yield/ Rate	Interest Amount	Average Balance	Yield/ Rate	Interest Amount	Average Balance	Yield/ Rate	Interest Amount
Assets									
Federal funds sold	$ 899	1.33%	$ 12	$ 7,586	5.25%	$ 398	$ 5,747	4.87%	$ 280
Investments:									
Taxable securities	77,400	4.03%	3,120	94,475	4.37%	4,130	117,894	4.25%	5,011
Nontaxable securities(1)	19,381	6.71%	1,301	20,917	6.78%	1,418	22,864	6.87%	1,570
FNMA preferred stock (1)	2,450	9.59%	235	6,622	6.42%	425	12,049	6.64%	800
Total investments	99,231	4.69%	4,656	122,014	4.90%	5,973	152,807	4.83%	7,381
Total loans and leases (2)(3)	725,255	6.60%	47,897	684,506	7.85%	53,712	642,167	7.82%	50,241
Total earning assets/interest income	825,385	6.37%	52,565	814,106	7.38%	60,083	800,721	7.23%	57,902
Nonearning assets	100,357			100,205			108,884		
Allowance for loan and lease losses	(11,941)			(9,025)			(8,332)		
Total nonearning assets	88,416			91,180			100,552		
Total assets	$ 913,801			$ 905,286			$ 901,273		
Liabilities and Stockholders' Equity									
Transaction accounts	$ 155,983	0.63%	$ 984	$ 157,197	0.48%	$ 753	$ 166,156	0.37%	$ 616
Savings and money market	176,529	1.59%	2,804	193,498	1.88%	3,646	202,722	1.34%	2,713
Time deposits	258,030	3.77%	9,727	219,685	4.60%	10,098	179,832	3.72%	6,697
Other borrowed funds	73,695	4.67%	3,439	70,540	5.87%	4,141	84,751	5.50%	4,659
Total interest bearing liabilities/interest expense	664,237	2.55%	16,954	640,920	2.91%	18,638	633,461	2.32%	14,685
Noninterest bearing deposits	159,745			174,457			185,281		
Other liabilities	9,532			11,242			10,736		
Total liabilities	833,514			826,619			829,478		
Stockholders' equity	80,287			78,667			71,795		
Total liabilities and stockholders' equity	$ 913,801			$ 905,286			$ 901,273		
Net interest income			$ 35,611			$ 41,445			$ 43,217
Net interest spread		3.82%			4.47%			4.91%	
Net interest margin (4)		4.31%			5.09%			5.40%	

(1) Tax-equivalent basis; nontaxable securities are exempt from federal taxation.

(2) Loans on nonaccrual status have been included in the computations of averages balances.

(3) Includes loan fees of $621, $1,524 and $1,347 for years ended December 31, 2008, 2007 and 2006.

(4) Net interest margin is determined by dividing net interest income by total average earning assets.

The following table summarizes changes in net interest income resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to the change in rate.

Changes in Volume/Rate
(Dollars in thousands)

	2008 Compared to 2007			2007 Compared to 2006		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest Income						
Interest on Federal funds sold	$ (351)	$ (35)	$ (386)	$ 90	$ 28	$ 118
Interest on investments:						
Taxable securities	(746)	(264)	(1,010)	(995)	114	(881)
Nontaxable securities	(104)	(13)	(117)	(134)	(18)	(152)
FNMA preferred stock	(268)	78	(190)	(360)	(15)	(375)
Total investments	(1,118)	(199)	(1,317)	(1,489)	81	(1,408)
Interest on loans and leases	3,199	(9,014)	(5,815)	3,311	160	3,471
Total interest income	1,730	(9,248)	(7,518)	1,912	269	2,181
Interest Expense						
Transaction accounts	(6)	237	231	(33)	170	137
Savings and money market	(319)	(523)	(842)	(124)	1,057	933
Time deposits	1,764	(2,135)	(371)	1,483	1,918	3,401
Other borrowed funds	185	(887)	(702)	(782)	264	(518)
Total interest expense	1,624	(3,308)	(1,684)	544	3,409	3,953
Total change in net interest income	$ 106	$ (5,940)	$ (5,834)	$ 1,368	$ (3,140)	$ (1,772)

Provision for Loan and Lease Losses. The provision for loan and lease losses corresponds to management's assessment as to the inherent risk in the portfolio for potential losses. The provision adjusts the balance in the allowance for loan and lease so that the allowance is adequate to provide for the potential losses based upon historical experience, current economic conditions, the mix in the portfolio and other factors necessary in estimating these losses. For further information, see discussion under "Allowance for Loan and Lease Losses" on page 38.

The Company provided $12,100,000 for loan and lease losses in 2008 as compared to $2,050,000 in 2007 and $975,000 in 2006. The increase in the provision for loan and lease losses is due primarily to the level of charge-offs experienced of $11,805,000 for the year ended December 31, 2008 and the increase in the level of nonperforming loans to $18,936,000 at December 31, 2008, up from $1,764,000 at December 31, 2007. Loan charge-offs, net of recoveries were $11,528,000 in 2008, $126,000 in 2007 and $8,000 in 2006. The ratio of net charge-offs to average loans and leases outstanding were 1.59% in 2008, 0.02% in 2007 and 0.00% in 2006. The ratio of the allowance for loan and lease losses to total loans and leases was 1.63% in 2008, 1.44% in 2007 and 1.34% in 2006. The provision of $12,100,000 for the year ended December 31, 2008 reflects management's assessment of the required provision to maintain the overall adequacy of the allowance for loan and lease losses. This assessment includes the consideration of the increase in nonperforming loans and the overall effect of the slowing economy, particularly in real estate. Management believes that the current level of allowance for loan and lease losses as of December 31, 2008 of $11,327,000, or 1.63% of total loans and leases, is adequate at this time.

Noninterest Income. The following table is a summary of the Company's noninterest income for the years ended December 31 (in thousands):

	2008	2007	2006
Service charges on deposit accounts	$ 7,162	$ 6,870	$ 6,437
Other fees and charges	3,882	3,730	3,186
Increase in cash value of life insurance	1,325	1,276	1,211
Gain on sale of loans	107	153	399
(Loss) gain on sales, calls and impairment of securities	(3,386)	(1,752)	(3)
Other	1,062	882	1,420
Total	$ 10,152	$ 11,159	$ 12,650

Total noninterest income decreased $1,007,000, or 9.0%, to $10,152,000 in 2008 from $11,159,000 for the year ended December 31, 2007. Service charges on deposit accounts and other fees and charges increased by $292,000 and $152,000, respectively, due to increased debit card activity in the Company's business debit card program and higher interchange rates for ATM transactions. Noninterest income from gain on sale of loans decreased $46,000 in 2008 due to a lower level of originations of loans for sale and the decision to retain more of these loans in the portfolio. Other income increased $180,000 in 2008 compared to 2007. During the third quarter of 2008, the Company recognized an impairment loss on its FNMA Preferred Stock of $3,284,000. The Company had purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and recognized an impairment charge in the fourth quarter of 2007 to reflect its December 31, 2007 market value of $32.84. Due to the United States Treasury and the Federal Housing Finance Agency (FHFA) decision to place Fannie Mae (FNMA) and Freddie Mac (FHLMC) under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008. This impairment was the primary reason for the decrease in noninterest income for the year ended December 31, 2008.

Total noninterest income decreased $1,491,000, or 11.8%, to $11,159,000 in 2007 from $12,650,000 for the year ended December 31, 2006. Increase in income from the service charges on deposit accounts and other fees and charges were due to increased debit card activity, specifically point-of-sale and foreign ATM use. Noninterest income from gain on sale of loans decreased in 2007 due to less origination of loans for sale and the decision in the fourth quarter of 2006 to retain these loans in the portfolio. Our mortgage strategy shifted at the end of 2006 and throughout 2007 to retain these conforming loans in the portfolio that in the past were sold to Freddie Mac to better diversify the loan portfolio and also add fixed rate mortgages in an anticipation of a declining rate environment, but continue to sell the jumbo mortgage loans. The loss on securities was due to the $1,716,000 impairment charge on the FNMA Preferred Stock discussed above. The decrease in other income was largely due to a gain on sale of Bank property in 2006 and a decrease in sales volumes of annuity and security products to customers during 2007.

Noninterest Expense. The following table is a summary of the Company's noninterest expense for the years ended December 31 (in thousands):

	2008	2007	2006
Salaries and benefits	$ 20,526	$ 21,674	$ 21,775
Occupancy	3,037	3,075	3,023
Data processing	2,349	2,227	2,300
Equipment	2,003	2,029	2,153
Professional services	1,305	1,572	1,583
ATM and online banking	1,040	986	845
Marketing	938	959	1,139
Operations expense	803	881	848
Printing and supplies	693	700	715
Director	620	579	575
Postage	607	524	563
Loan expense	575	419	434
Amortization of intangibles	398	651	651
Messenger	337	348	289
Merger expense	—	760	—
Other	3,427	3,002	2,722
Total	$ 38,658	$ 40,386	$ 39,615

Total noninterest expense decreased $1,728,000, or 4.3%, to $38,658,000 in 2008 compared to $40,386,000 in 2007. The largest decrease was in salaries and benefits expense which decreased $1,148,000, or 5.3% primarily driven by the elimination of the bonus plans for 2008. Professional services decreased $267,000, or 17.0%, in 2008 due primarily to expenses associated with the terminated merger with Sterling Financial Corporation during 2007. Most other expense categories for 2008 experienced relatively small changes from 2007. The Company's ratio of noninterest expense to average assets was 4.23% for 2008 compared to 4.46% for 2007 and 4.40% for 2006.

Total noninterest expense increased $771,000, or 2.0%, to $40,386,000 in 2007 compared to $39,615,000 in 2006. The largest increase was in merger expense of $760,000 associated with the terminated merger with Sterling Financial Corporation. Salary and benefits decreased $101,000, or 0.5%, due to a reduction in total FTE's for the Company offset by normal salary and benefit cost increases. Professional services were flat year-over-year but include $378,000 of expenses associated with the terminated merger with Sterling Financial Corporation. The primary reason for the year-over-year increase in total noninterest expense of $771,000 was the $1,242,000 of total merger-related expenses (which is included in the merger expense line and also legal fees included in the professional services line), as most of the other noninterest expenses showed modest increases or decreases in 2007 compared to 2006.

Income Taxes. The benefit for income taxes for the year ended December 31, 2008 was $3,675,000 as compared to a provision for income taxes of $3,075,000 for the same period in 2007 and $4,158,000 for 2006. The effective tax benefit rate for state and federal income taxes was 67.2% for the year ended December 31, 2008, compared to an effective income tax rate of 32.0% for the year ended December 31, 2007, and 28.6% for 2006. The Company's benefit rate of 67.2% was driven by the amount of permanent differences the Company has that adjusts pre-tax income or pre-benefit loss.

The Company's effective tax rate increased in 2007 compared to 2006 due to the change in accounting estimate made in 2006. Following the filing of the Company's 2005 tax returns during the third quarter of 2006, management determined that the Company's estimated tax rate that had been applied to previously reported net income was overstated as a result of an underestimate of California job credits (which are determined subsequent to year-end through a process employed by the State of California) and an overestimate of the federal statutory tax rate (resulting from the Company's pre-tax income falling between the federal statutory rates of 34% and 35%). As a result, the 2006 tax provision was adjusted on a cumulative basis to reflect this change in accounting estimate.

The difference in the effective tax rate compared to the combined Federal and State statutory tax rate of 42.05% is primarily the result of California interest and jobs credits resulting from hiring and lending in California "Enterprise Zones," the Company's investment in municipal securities and other equity securities that qualify for the dividend received deduction and the earnings from the cash surrender value of life insurance policies. Interest earned on municipal securities and the dividends received deduction are exempt from federal income tax. Earnings on life insurance policies are exempt from both federal income and California franchise tax. As such, all of these investment strategies lower the Company's effective tax rate.

Balance Sheet Analysis

North Valley Bancorp had total assets of $879,551,000 at December 31, 2008 compared to $949,019,000 at December 31, 2007, representing a decrease of $69,468,000, or 7.3%. The average balance of total assets for 2008 was $913,801,000, was an increase of $8,515,000, or 0.9%, from the average total asset balance of $905,286,000 in 2007.

Investment Securities. During 2008, the Company used liquidity from the maturities and pay downs of the investment securities portfolio to reduce its other borrowed funds. Consequently, the investment securities portfolio decreased $28,006,000 from year end 2007 to a total of $76,366,000 at December 31, 2008. During 2007, the Company used liquidity from the maturities and pay downs of the investment securities portfolio to provide a funding source for the increase in the loan portfolio. The investment securities portfolio decreased $29,281,000 from year end 2006 to a total of $104,372,000 at December 31, 2007.

The Company's policy regarding investments is as follows:

Trading securities are carried at fair value. Changes in fair value are included in other operating income. The Company did not have any securities classified as trading at December 31, 2008, 2007 and 2006.

Available-for-sale securities are carried at fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, within accumulated other comprehensive income (loss), which is a separate component of stockholders' equity, until realized. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

The amortized cost of securities and their approximate fair value are summarized in the following table for the years ended December 31 (in thousands):

	2008	2007	2006
Available-for-Sale (Amortized Cost)			
Obligations of U.S. Government agencies	$ 1,500	$ 3,499	$ 7,605
Obligations of states and political subdivisions	16,037	20,563	21,957
Mortgage-backed securities	51,894	69,433	86,028
Corporate securities	6,002	6,009	5,998
Equity securities	3,000	6,284	15,040
	$ 78,433	$ 105,788	$ 136,628
Available-for-Sale (Fair Value)			
Obligations of U.S. Government agencies	$ 1,593	$ 3,534	$ 7,500
Obligations of states and political subdivisions	16,176	21,078	22,560
Mortgage-backed securities	51,945	68,140	83,224
Corporate securities	3,631	5,339	5,988
Equity securities	3,000	6,250	14,299
	$ 76,345	$ 104,341	$ 133,571
Held-to-Maturity (Amortized Cost)			
Mortgage-backed securities	$ 21	$ 31	$ 82
Held-to-Maturity (Fair Value)			
Mortgage-backed securities	$ 20	$ 31	$ 81

The policy of the Company requires that management determine the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as investments held to maturity, and carried at amortized cost. Debt securities to be held for indefinite periods of time and not intended to be held to maturity and equity securities are classified as available for sale and carried at market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other related factors.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

During the third quarter of 2008, the Company recognized impairment on its FNMA Preferred Stock of $3,284,000. The Company purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and recognized an impairment charge in the fourth quarter of 2007 to reflect its December 31, 2007 market value of $32.84. Due to the United States Treasury and the Federal Housing Finance Agency (FHFA) decision to place FNMA and FHLMC under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008.

The following table shows estimated fair value of our investment securities, exclusive of equity securities with a fair value of $3,000,000, by year of maturity as of December 31, 2008. Expected maturities, specifically of mortgage-backed securities, may differ significantly from contractual maturities because borrowers may have the right to prepay with or without penalty. Tax-equivalent adjustments have been made in calculating yields on tax exempt securities.

Contractual Maturity Distribution and Yields of Investment Securities (in thousands):

	Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
Available for sale securities:					
Obligations of U.S. government agencies	$ —	$ 1,593	$ —	$ —	$ 1,593
Obligations of states and political subdivisions	1,323	7,967	3,749	3,137	16,176
Mortgage-backed securities	2,132	36,361	11,150	2,302	51,945
Corporate securities	—	—	—	3,631	3,631
Total securities available for sale	$ 3,455	$ 45,921	$ 14,899	$ 9,070	$ 73,345
Weighted average yield	5.12%	4.30%	5.00%	4.45%	4.50%
Held to maturity securities:					
Mortgage-back securities	$ —	$ 20	$ —	$ —	$ 20
Weighted average yield		4.71%			4.71%

Loan and Lease Portfolio. The loan and lease portfolio decreased $52,831,000, or 7.1%, in 2008 and totaled $693,422,000 at December 31, 2008. During 2007, loans increased $86,460,000, or 13.1%, to $746,253,000 from $659,793,000 at December 31, 2006. Loans are the Company's largest and highest yielding component of earning assets and as such loan growth is generally desirable subject to acceptable levels of credit risk and overall general economic conditions. During 2008, the Company decided to reduce its loan portfolio, specifically construction loans, as they posed the highest level of risk in the current real estate market and economic environment. The loan to deposit ratio at December 31, 2008 was 91.9% as compared to 101.3% at December 31, 2007 and 87.9% at December 31, 2006.

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in the primary markets in which the Company operates. Substantially all loans and leases are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets and leases are generally secured by equipment. The Company's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan or lease would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases for the years ended December 31are summarized as follows (in thousands):

	2008	2007	2006	2005	2004
Commercial	$ 92,029	$ 92,419	$ 78,122	$ 63,088	$ 54,903
Real estate - commercial	327,098	297,272	263,323	245,610	224,476
Real estate - construction	136,755	225,758	213,199	199,129	115,518
Real estate - mortgage	62,155	50,131	40,487	39,500	73,007
Installment	29,945	41,161	27,951	40,818	53,185
Direct financing leases	1,035	1,307	1,985	3,120	3,790
Other	45,424	39,297	35,828	33,890	29,838
Total loans and leases receivable	694,441	747,345	660,895	625,155	554,717
Deferred loan (fees) costs, net	(1,019)	(1,092)	(1,102)	(643)	(1,372)
Allowance for loan and lease losses	(11,327)	(10,755)	(8,831)	(7,864)	(7,217)
Net loans and leases	$ 682,095	$ 735,498	$ 650,962	$ 616,648	$ 546,128

The Company decreased its Real Estate – Construction portfolio during the year by $89,003,000, or 39.4%, from $225,758,000 at December 31, 2007 to $136,755,000 at December 31, 2008. This reduction was primarily from principal reductions and pay-offs but was also a result of certain charge-offs and properties taken into OREO. Real Estate –Commercial loans grew $29,826,000, or 10.0%, during 2008 from $297,272,000 at December 31, 2007 to $327,098,000 at December 31, 2008. Real Estate Mortgage loans increased $12,024,000, or 24.0%, as a result of the Company's strategy throughout 2008 to retain these conforming loans in the portfolio (that historically were sold to Freddie Mac) to better diversify the loan portfolio and also add fixed rate mortgages in a declining rate environment. However, in January 2009, with mortgage rates reaching historical lows, the Company has decided to not retain any real estate mortgage loans with fixed rates below 5.0% and to sell them to Freddie Mac. Installment loans decreased $11,216,000, or 27.3%, due to the Company's decision in January 2008 to discontinue its purchases of indirect auto contracts. Other loans increased $6,127,000, or 15.6%, from 2007. Commercial loans and Direct Financing Leases decreased $390,000 and $272,000, respectively, during 2008.

At December 31, 2008 and 2007, the Company serviced real estate - mortgage loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $88,957,000 and $97,059,000, respectively.

The Company was contingently liable under letters of credit issued on behalf of its customers for $7,003,000 and $10,314,000 at December 31, 2008 and 2007, respectively. At December 31, 2008, commercial and consumer lines of credit, and real estate loans of approximately $97,110,000 and $61,820,000, respectively, were undisbursed. At December 31, 2007, commercial and consumer lines of credit, and real estate loans of approximately $79,024,000 and $134,570,000, respectively, were undisbursed. These instruments involve, to varying degrees, elements of credit and market risk more than the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2008 and 2007, no losses are anticipated as a result of these commitments.

Maturity Distribution and Interest Rate Sensitivity of Loans and Commitments. The following table shows the maturity of certain loan categories and commitments. Also provided with respect to such loans and commitments are the amounts due after one year, classified according to the sensitivity to changes in interest rates (in thousands):

	Within One Year	After One Through Five Years	After Five Years	Total
Commercial	$ 51,544	$ 25,836	$ 14,649	$ 92,029
Real estate - commercial	8,882	28,910	289,306	327,098
Real estate - construction	88,743	45,058	2,954	136,755
Real estate - mortgage	1,986	7,331	52,838	62,155
Installment	2,470	18,782	8,693	29,945
Direct financing leases	66	68	901	1,035
Other	14	1,262	44,148	45,424
	$ 153,705	$ 127,247	$ 413,489	$ 694,441
Loans maturing after one year with:				
Fixed interest rates		$ 113,282	$ 239,135	$ 352,417
Variable interest rates		$ 13,965	$ 174,354	$ 188,319

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases, and Other Nonperforming Assets. The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Loans and leases on which the accrual of interest has been discontinued are designated as nonaccrual loans and leases. Accrual of interest on loans and leases is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan or lease becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan or lease is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans and leases is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans and leases when, in the judgment of management, the loans and leases are estimated to be fully collectible as to both principal and interest.

Nonperforming loans (defined as nonaccrual loans and loans 90 days or more past due and still accruing interest) totaled $18,936,000 at December 31, 2008, an increase of $17,172,000 from $1,764,000 at December 31, 2007. Of the 2008 balance, a specific reserve of $1,755,000 was established. Of the 2007 balance, a specific reserve of $83,000 was established. Nonperforming loans as a percentage of total loans were 2.73% at December 31, 2008, compared to 0.24% at December 31, 2007. Nonperforming assets (nonperforming loans and OREO) totaled $29,344,000 at December 31, 2008, an increase of $26,678,000 from December 31, 2007. Nonperforming assets as a percentage of total assets were 3.34% at December 31, 2008 compared to 0.28% at December 31, 2007.

As discussed in the Company's first quarter earnings release and Form 10-Q for the period ended March 31, 2008, there were four nonperforming real estate projects with loans totaling $24,047,000 which were the primary contributors to the increase in nonperforming loans at March 31, 2008: two of these loans were for residential development projects and the other two were residential acquisition and development loans. As of December 31, 2008, the residential development project in Placer County with a balance of $2,463,000 remains on nonaccrual. The decrease of $2,034,000 from its September 30, 2008 balance of $4,497,000 was a result of collections from the borrower on sales of the project properties. Additional collections of $2,394,000 were received on this loan on January 30, 2009, and the remaining balance of $69,000 was charged-off. The other residential development project loan for $6,750,000 at March 31, 2008 located in Shasta County was taken into OREO through a deed in lieu of foreclosure during the second quarter of 2008 and a portion of the property was sold resulting in a remaining carrying value of the property in OREO of $1,892,000 at June 30, 2008. The remaining portion of this property was sold during the third quarter of 2008 and the Company recognized a $114,000 gain on the sale. The other two loans were residential acquisition and development loans located in Shasta County totaling $4,876,000 and $2,911,000, respectively, and both loans were taken into OREO during the second quarter of 2008. In conjunction with the transfer to OREO of the $4,876,000 loan, the value of additional property that was cross-collateralized to the original note and also taken into OREO increased the carrying value of the property to $5,414,000. Portions of this property were sold with no gain or loss during the third quarter and fourth quarter of 2008 for $1,355,000, and the carrying value of the remaining OREO was $4,059,000 at December 31, 2008. The second residential acquisition and development loan for $2,911,000 was transferred into OREO during the second quarter of 2008 at a carrying value of $2,000,000 and was sold on June 30, 2008 for its carrying value with no gain or loss on the sale being recorded.

As discussed in the Company's second quarter earnings release and Form 10-Q for the period ended June 30, 2008, there were two construction loans identified as impaired, totaling $10,201,000, added to the nonperforming loans during the second quarter of 2008. As of December 31, 2008 the larger of the two loans with a balance of $7,262,000 when identified as impaired is a mixed-use construction loan located in Sonoma County with a remaining balance of $3,846,000 and continues on nonaccrual. During the third quarter of 2008, this loan decreased $2,756,000 from the June 30, 2008 balance of $7,262,000 as a result of the collection of $2,256,000 from the borrower and the charge-off of the $500,000 specific reserve on this credit. The decrease of $660,000 from the September 30, 2008 balance of $4,506,000 is a result of collections from the borrower. This loan has a specific reserve of $250,000. The other loan was a residential development project located in Placer County with an original loan balance of $2,939,000 when identified as impaired and a balance of $2,259,000 at September 30, 2008, net of a specific reserve of $680,000 which was charged off in the third quarter of 2008. This property was taken into OREO through foreclosure during the fourth quarter of 2008 at its carrying value of $2,259,000 with no further charge to the allowance. The property consists of thirteen town homes which were listed to be sold individually. During February 2009, a buyer made an offer to purchase all of the units "as is" and was prepared to close the transaction within three weeks. The offer was analyzed and although the transaction would result in a loss on the sale of the property, the Company made the business decision to sell it "as-is" and avoid holding the property for an extended length of time to sell all of the units. This property was sold for $1,831,000 on February 27, 2009, and the Company recorded a pre-tax loss on the sale of OREO of $428,000.

As discussed in the Company's third quarter earnings release and Form 10-Q for the period ended September 30, 2008, there was an addition of 23 loans on nonaccrual status totaling $7,592,000 (which are primarily secured by real-estate) during the third quarter of 2008. The largest of this group was a $1,125,000 residential lot development loan located in Shasta County. The principal balance of the loan was reduced by $74,000 to $1,051,000 during the fourth quarter of 2008 from collections from the borrower. This property was taken into OREO through a deed in lieu of foreclosure during the fourth quarter of 2008 at a carrying value of $1,051,000 with no charge to the allowance. The property was listed for sale on January 5, 2009, and a buyer made an offer to purchase all of the lots two weeks later and was prepared to close the transaction by the end of the month. The offer was analyzed and although the transaction would result in a loss on the sale of the property, the Company made the business decision to sell all the lots at one-time and avoid holding the property for an extended length of time to sell all of the individual lots. This property was sold for $936,000 on January 30, 2009 and the Company recorded a pre-tax loss on the sale of OREO of $115,000.

The total dollar amount of reductions in nonperforming loans during the fourth quarter of 2008 was $8,829,000 due primarily to the paydowns, transfers to OREO, and charge-offs. This decrease was offset by the addition of $7,575,000 of nonaccrual loans during the fourth quarter of 2008, which was made up primarily of four relationships. The largest relationship of this group represents $3,773,000 of residential lot development and residential construction loans located in Solano County. No specific reserve has been established for these loans as the collateral value less estimated costs to sell is in excess of the loan balance. The second relationship in this group is a residential land loan located in Sutter County. The original loan amount was $2,500,000 and the Company charged off $1,225,000 of the loan in the fourth quarter of 2008 to write the loan down to its current net realizable value of $1,275,000. The third relationship in this group is a commercial loan for $921,000 located in Sonoma County. A specific reserve for the entire loan amount of $921,000 has been established. The fourth relationship in this group is an SBA-504 loan for $870,000 located in Humboldt County. No specific reserve has been established for this loan.

For the years ended December 31, 2008, 2007 and 2006, the average recorded investment in loans and leases for which impairment had been recognized was approximately $21,864,000, $1,572,000 and $63,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $25,000, $38,000 and $9,000 for cash payments received in 2008, 2007 and 2006.

Nonperforming assets for the years ended December 31 are summarized as follows (in thousands):

	2008	2007	2006	2005	2004
Nonaccrual loans and leases	$ 18,936	$ 1,608	$ 72	$ 686	$ 1,155
Loans and leases past due 90 days or more and still accruing interest	—	156	403	67	1,015
Total nonperforming loans and leases	18,936	1,764	475	753	2,170
Other real estate owned	10,408	902	902	902	—
Total nonperforming assets	$ 29,344	$ 2,666	$ 1,377	$ 1,655	$ 2,170

If interest on nonaccrual loans and leases had been accrued, such income would have approximated $2,305,000 in 2008, $49,000 in 2007 and $10,000 in 2006. Interest income of $25,000 in 2008, $38,000 in 2007 and $9,000 in 2006 was recorded when it was received on the nonaccrual loans and leases.

At December 31, 2008, there were no commitments to lend additional funds to borrowers whose loans or leases were classified as nonaccrual.

Other real estate owned at December 31, 2008 was $10,408,000, consisting of seven properties totaling $9,506,000 that were taken back by the Company through foreclosure or deed in lieu of foreclosure and are listed and marketed to be sold, and land of $902,000 originally purchased for bank expansion, which management intends to sell as the land is no longer needed.

Allowance for Loan and Lease Losses. Gross charge offs for the year ended December 31, 2008 were $11,805,000 and recoveries totaled $277,000 resulting in net charge offs of $11,528,000 compared to gross charge offs for the year ended December 31, 2007 of $255,000 and recoveries of $129,000 resulting in net charge offs of $126,000.

The following table summarizes the Company's loan and lease loss experience for the years ended December 31 (dollars in thousands):

	2008	2007	2006	2005	2004
Average loans and leases outstanding ..	$ 725,255	$ 684,506	$ 642,167	$ 590,313	$ 438,044
Allowance for loan and lease losses at beginning of period	10,755	8,831	7,864	7,217	6,493
Loans and leases charged off:					
Commercial	834	123	47	204	219
Real estate - commercial	460	—	—	—	—
Real estate - construction	9,677	—	—	—	—
Real estate - mortgage	66	—	—	—	53
Installment	768	132	211	398	609
Other	—	—	—	—	9
Total loans and leases charged off	11,805	255	258	602	890
Recoveries of loans and leases previously charged off:					
Commercial	11	22	125	167	128
Real estate - commercial	21	—	—	—	—
Real estate - construction	—	—	—	—	—
Real estate - mortgage	—	—	—	—	5
Installment	244	107	125	147	175
Other	1	—	—	5	16
Total recoveries of loans and leases previously charged off	277	129	250	319	324
Net loans and leases charged off	11,528	126	8	283	566
Provisions for loan and lease losses	12,100	2,050	975	930	271
Allowance acquired (YCB)					1,019
Balance of allowance for loan and lease losses at end of period	$ 11,327	$ 10,755	$ 8,831	$ 7,864	$ 7,217
Ratio of net charge-offs to average loans and leases outstanding	1.59%	0.02%	0.00%	0.05%	0.13%
Allowance for loan and lease losses to total loans and leases	1.63%	1.44%	1.34%	1.26%	1.30%

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. The Company also engages a third party credit review consultant to analyze the Company's loan and lease loss adequacy. In addition, various regulatory agencies, as an integral part of their examination process, periodically reviews the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

The allowance for loan and lease losses is comprised of two primary types of allowances:

1. Formula Allowance

   Formula allowances are based upon loan and lease loss factors that reflect management's estimate of probable losses in various segments or pools within the loan and lease portfolio. The loss factor for each segment or pool is multiplied by the portfolio segment (e.g. multifamily permanent mortgages) balance to derive the formula allowance amount. The loss factors are updated periodically by the Company to reflect current information that has an effect on the amount of loss inherent in each segment.

   The formula allowance is adjusted for qualitative factors that are based upon management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or historical performance of loan and lease portfolio segments. The conditions evaluated in connection with the unallocated allowance at December 31, 2008 included the following, which existed at the balance sheet date:

   - General business and economic conditions effecting the Company's key lending areas
   - Real estate values in Northern California
   - Loan volumes and concentrations, including trends in past due and nonperforming loans
   - Seasoning of the loan portfolio
   - Status of the current business cycle
   - Specific industry or market conditions within portfolio segments
   - Model imprecision

2. Specific Allowance

   Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individually impaired credit. In other words, these allowances are specific to the loss inherent in a particular loan. The amount for a specific allowance is calculated in accordance with SFAS No. 114, *"Accounting By Creditors For Impairment Of A Loan."*

The $11,327,000 in formula and specific allowances reflects management's estimate of the inherent loss in various pools or segments in the portfolio and individual loans and leases, and includes adjustments for general economic conditions, trends in the portfolio and changes in the mix of the portfolio.

Management anticipates growth in commercial lending and commercial real estate and expects decreases in construction and consumer lending, while real estate mortgage lending should remain flat. As a result, future provisions will be required and the ratio of the allowance for loan and lease losses to loans and leases outstanding may increase to reflect increasing concentrations, loan type and changes in economic conditions.

The following table shows the allocation of the Company's allowance and the percent of loans in each category to the total loans for the years ended December 31 (dollars in thousands).

	2008		2007		2006		2005		2004	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance Applicable to:										
Commercial	$ 2,499	13.3%	$ 1,645	12.4%	$ 1,291	11.8%	$ 696	10.1%	$ 519	9.9%
Real estate - commercial	3,227	47.1%	3,462	39.8%	3,256	39.9%	3,056	39.3%	3,763	40.5%
Real estate - construction	3,933	19.7%	4,025	30.2%	2,105	32.3%	2,012	31.9%	1,106	20.8%
Real estate - mortgage	309	9.0%	242	6.7%	150	6.1%	97	6.3%	181	13.1%
Installment	603	4.3%	725	5.5%	429	4.2%	684	6.5%	729	9.6%
Other	519	6.6%	455	5.4%	390	5.7%	407	5.9%	442	6.1%
Unallocated	237		201		1,210		912		477	
Total	$ 11,327	100.0%	$ 10,755	100.0%	$ 8,831	100.0%	$ 7,864	100.0%	$ 7,217	100.0%

Deposits. Deposits represent the Company's primary source of funds. They are primarily core deposits in that they are demand, savings and time deposits generated from local businesses and individuals. These sources are considered to be relatively stable as they are mostly derived from long-term banking relationships. During 2008, total deposits increased $18,205,000, or 2.5%, to $754,944,000 compared to $736,739,000 at December 31, 2007. The increase in deposits was due to the increase in time deposits of $43,358,000, or 18.0%. The Company experienced a shift in deposits from noninterest-bearing demand deposits and savings deposits to time deposits as noninterest-bearing demand deposits decreased $5,867,000, or 3.5%, and savings deposits decreased $24,103,000, or 13.3%. Interest-bearing demand deposits increased $4,817,000, or 3.3%, during 2008. The shift in deposit mix has resulted in noninterest-bearing demand deposits representing 21.4% of total deposits at December 31, 2008 compared to 22.8% of total deposits at December 31, 2007.

During 2007, total deposits decreased $13,549,000, or 1.8%, to $736,739,000 compared to $750,288,000 at December 31, 2006. The decrease in deposits was due to decreases in noninterest-bearing demand deposits of $27,227,000, or 14.0%, interest-bearing demand deposits of $13,883,000, or 8.6%, money market deposits of $2,543,000, or 2.3%, and savings deposits of $13,098,000, or 15.0%, mostly offset by the increase in time deposits of $43,202,000, or 21.9%. The Company experienced a shift in deposits from noninterest-bearing demand deposits and interest-bearing demand to time deposits as time deposit rates increased while interest bearing demand deposit rates remained relatively unchanged. The shift in deposit mix has resulted in noninterest-bearing demand deposits representing 22.8% of total deposits at December 31, 2007 compared to 26.0% of total deposits at December 31, 2006.

The following table summarizes the Company's deposits at the indicated dates for the years ended December 31 (in thousands):

	2008	2007	2006
Noninterest-bearing demand	$ 161,748	$ 167,615	$ 194,842
Interest-bearing demand	151,873	147,056	160,939
Savings	157,089	181,192	196,833
Time certificates	284,234	240,876	197,674
Total deposits	$ 754,944	$ 736,739	$ 750,288

Capital Resources. The Company maintains capital to support future growth and maintain financial strength while trying to effectively manage the capital on hand. From the depositor standpoint, a greater amount of capital on hand relative to total assets is generally viewed as positive. At the same time, from the standpoint of the shareholder, a greater amount of capital on hand may not be viewed as positive because it limits the Company's ability to earn a high rate of return on stockholders' equity (ROE). Stockholders' equity decreased $4,213,000 to $77,258,000 as of December 31, 2007, as compared to $81,471,000 at December 31, 2007. The decrease was the result of a net loss of $1,794,000, cash dividends of $2,988,000 and change in accumulated other comprehensive income of $342,000, which was partially offset by stock based compensation expense of $352,000 and stock option exercises of $559,000. Under current regulations, management believes that the Company meets all capital adequacy requirements. Cash dividends distributed to shareholders were $0.40 per share for both 2008 and 2007. Primarily as a result of the Company's operating performance for 2008, on January 29, 2009 the Company's Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock beginning in 2009. This Board decision was made to strengthen and preserve the Company's capital base in these challenging economic times.

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the "EESA"). Pursuant to the EESA, the Secretary of the Treasury was authorized to establish the Troubled Asset Relief Program ("TARP") and to invest in financial institutions and purchase mortgages, mortgage-backed securities and certain other financial instruments from financial institutions, in an aggregate amount up to $700 billion, for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the United States Department of the Treasury (the "UST") announced a Capital Purchase Program ("CPP") to invest up to $250 billion of this $700 billion amount in certain eligible U.S. banks, thrifts and their holding companies in the form of non-voting, senior preferred stock. Bank holding companies and banks eligible to participate as a Qualifying Financial Institution ("QFI") in the CPP will be expected to comply with certain standardized terms and conditions specified by the UST, including the following:

- Submission of an application prior to November 14, 2008 to the QFI's Federal banking regulator to obtain preliminary approval to participate in the CPP;
- If the QFI receives preliminary approval, it will have 30 days within which to submit final documentation and fulfill any outstanding requirements;
- The minimum amount of capital eligible for purchase by the UST under the CPP is 1 percent of the Total Risk-Weighted Assets of the QFI and the maximum is the lesser of (i) an amount equal to 3 percent of the Total Risk-Weighted Assets of the QFI or (ii) $25 billion;
- Capital acquired by a QFI under the CPP will be accorded Tier 1 capital treatment;
- The preferred stock issued to the UST will be non-voting (except in the case of class votes) senior perpetual preferred stock that ranks senior to common stock and pari passu with existing preferred stock (except junior preferred stock);
- In addition to the preferred stock, the UST will be issued warrants to acquire shares of the QFI's common stock equal in value to 15 percent of the amount of capital purchased by the UST;
- Dividends on the preferred stock are payable to the UST at the rate of 5% per annum for the first 5 years and 9% per annum thereafter;
- Subject to certain exceptions and other requirements, no redemption of the preferred stock is permitted during the first 3 years;
- Certain restrictions on the payment of dividends to shareholders of the QFI shall remain in effect while the preferred stock purchased by the UST is outstanding;
- Any repurchase of QFI shares will require the consent of the UST, subject to certain exceptions;
- The preferred shares must not be subject to any contractual restrictions on transfer; and
- The QFI must agree to be bound by certain executive compensation and corporate governance requirements and senior executive officers must agree to certain compensation restrictions.

The Company is continuing to evaluate whether to participate in the CPP. Such determination will be made by the Company Board of Directors and will depend upon various factors including, without limitation, the requirements imposed upon the Company under the investment agreement and related documentation that will be provided to a participating QFI and the evaluation of other factors including the terms and conditions summarized above.

The following table displays the Company's capital ratios at December 31, 2008 (dollars in thousands).

	Capital	Ratio	Minimum for Capital Adequacy Purposes
Company:			
Tier 1 capital (to average assets)	$ 89,231	10.36%	4.00%
Tier 1 capital (to risk weighted assets)	$ 89,231	10.93%	4.00%
Total capital (to risk weighted assets)	$ 104,125	12.75%	8.00%

Impact of Inflation. Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetarily based items. The relatively low proportion of the Company's fixed assets (approximately 1.3% at December 31, 2008) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.

Subsequent Event – Suspension of Cash Dividend. On January 29, 2009 the Company's Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock beginning in 2009.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview. The Company constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities with the view towards maximizing shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue market risk. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in the Company's policies. In addition, alternative business plans and contemplated transactions are also analyzed for their impact. This process, known as asset/liability management is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and other borrowings.

Market Risk. Market risk results from the fact that the market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests in a fixed-rate, long term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the security had to be sold before maturity, then the Company would incur a loss on the sale. Conversely, if interest rates fall after a fixed-rate security is purchased, its value increases, because it is paying at a higher rate than newly issued securities. The fixed rate liabilities of the Company, like certificates of deposit and fixed-rate borrowings, also change in value with changes in interest rates. As rates drop, they become more valuable to the depositor and hence more costly to the Company. As rates rise, they become more valuable to the Company. Therefore, while the value changes when rates move in either direction, the adverse impacts of market risk to the Company's fixed-rate assets are due to rising rates and for the Company's fixed-rate liabilities, they are due to falling rates. In general, the change in market value due to changes in interest rates is greater in financial instruments that have longer remaining maturities. Therefore, the exposure to market risk of assets is lessened by managing the amount of fixed-rate assets and by keeping maturities relatively short. These steps, however, must be balanced against the need for adequate interest income because variable-rate and shorter-term assets generally yield less interest than longer-term or fixed-rate assets.

Mismatch Risk. The second interest-related risk, mismatched risk, arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of differences in the contractual terms of the assets and liabilities held. A difference in the contractual terms, a mismatch, can cause adverse impacts on net interest income.

The Company has a certain portion of its loan and lease portfolio tied to the national prime rate. If these rates are lowered because of general market conditions, e.g., the prime rate decreases in response to a rate decrease by the Federal Reserve Open Market Committee ("FOMC"), these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed-rate certificates, interest earned on loans would decline while interest paid on the certificates would remain at higher levels for a period of time until they mature. Therefore, net interest income would decrease immediately. A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed-rate loans and leases and securities that was funded by deposit accounts on which the rate is steadily rising.

This exposure to mismatch risk is managed by attempting to match the maturities and repricing opportunities of assets and liabilities. This may be done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want shorter-term certificates while most borrowers are requesting longer-term fixed rate loans, the Company will adjust the interest rates on the certificates and loans to try to match up demand for similar maturities. The Company can then partially fill in mismatches by purchasing securities or borrowing funds from the FHLB with the appropriate maturity or repricing characteristics.

Basis Risk. The third interest-related risk, basis risk, arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may occur at roughly the same time, the interest rate on the liability may rise one percent in response to rising market rates while the asset increases only one-half percent. While the Company would appear to be evenly matched with respect to mismatch risk, it would suffer a decrease in net interest income. This exposure to basis risk is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentrations in only a few types of assets or liabilities is the best means of increasing the chance that the average interest received and paid will move in tandem. The wider diversification means that many different rates, each with their own volatility characteristics, will come into play.

Net Interest Income and Net Economic Value Simulations. The tool used to manage and analyze the interest rate sensitivity of a financial institution is known as a simulation model and is performed with specialized software built for this specific purpose for financial institutions. This model allows management to analyze the three specific types of risks; market risk, mismatch risk, and basis risk.

To quantify the extent of all of these risks both in its current position and in transactions it might make in the future, the Company uses computer modeling to simulate the impact of different interest rate scenarios on net interest income and on net economic value. Net economic value or the market value of portfolio equity is defined as the difference between the market value of financial assets and liabilities. These hypothetical scenarios include both sudden and gradual interest rate changes, and interest rate changes in both directions. This modeling is the primary means the Company uses for interest rate risk management decisions.

The hypothetical impact of sudden interest rate shocks applied to the Company's asset and liability balances are modeled quarterly. The results of this modeling indicate how much of the Company's net interest income and net economic value are "at risk" (deviation from the base level) from various sudden rate changes. Although interest rates normally would not change in this sudden manner, this exercise is valuable in identifying risk exposures. The results for the Company's December 31, 2008 analysis indicates the following results for changes in net economic value and changes in net interest income over a one-year period given the interest rate shocks listed in the table below. Management believes that short and medium term interest rates will continue to remain at historical lows throughout the year.

	Shocked by -1%	Shocked by +2%
Net interest income	-0.1%	-1.1%
Net economic value	-2.2%	-7.3%

For the modeling, the Company has made certain assumptions about the duration of its non-maturity deposits that are based on an analysis performed on the Company's database to determine average length of deposit accounts. This assumption is important to determining net economic value at risk. The Company has compared its assumptions with those used by other financial institutions.

Liquidity. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. Collection of principal and interest on loans, the pay-downs and maturities of investment securities, deposits with other banks, customer deposits and short term borrowing, when needed, are primary sources of funds that contribute to liquidity. Unused lines of credit from correspondent banks to provide federal funds for $24,030,000 as of December 31, 2008 were available to provide liquidity. In addition, NVB is a member of the Federal Home Loan Bank ("FHLB") providing an additional available line of credit of $134,274,000 secured by first deeds of trust on eligible 1-4 unit residential loans and qualifying investment securities. The Company also had a line of credit with the Federal Reserve Bank ("FRB") of $1,585,000 secured by first deeds of trust on eligible commercial real estate loans. As of December 31, 2008, borrowings of $3,516,000 were outstanding in advances with the FHLB and Federal funds purchased through a correspondent bank, and $31,961,000 was outstanding in the form of Subordinated Debentures.

The Company manages both assets and liabilities by monitoring asset and liability mixes, volumes, maturities, yields and rates in order to preserve liquidity and earnings stability. Total liquid assets (cash and due from banks, federal funds sold, and investment securities) totaled $103,519,000 and $132,941,000, or 11.8% and 14.0% of total assets at December 31, 2008 and December 31, 2007, respectively. Total liquid assets for December 31, 2008 and December 31, 2007 include investment securities of $21,000 and $31,000, respectively, classified as held to maturity based on the Company's intent and ability to hold such securities to maturity.

Core deposits, defined as demand deposits, interest bearing demand deposits, regular savings, money market deposit accounts and time deposits of less than $100,000, continue to provide a relatively stable and low cost source of funds. Core deposits totaled $633,813,000 and $632,236,000 at December 31, 2008 and December 31, 2007, respectively.

In assessing liquidity, historical information such as seasonal loan demand, local economic cycles and the economy in general are considered along with current ratios, management goals and unique characteristics of the Company. Management believes the Company is in compliance with its policies relating to liquidity.

Certificates of Deposit. Maturities of time certificates of deposit outstanding of less than $100,000 and $100,000 or more at December 31, 2008 are summarized as follows (in thousands):

	$100,000 and over	Under $100,000
Three Months or Less	$ 47,578	$ 44,724
Over Three Months Through Twelve Months	29,173	57,166
Over One Year Through Three Years	42,204	59,023
Over Three Years	2,176	2,190
Total	$ 121,131	$ 163,103

As of December 31, 2008, the Company had $8,274,000 in brokered deposits consisting solely of customers' time certificates of deposits that utilized the CDARs program. The Company's policy limits the use of brokered deposits to 10% of total assets.

Other Borrowed Funds. Other borrowings outstanding as of December 31, 2008, 2007 and 2006 consist of Federal Home Loan Bank ("FHLB") advances and Federal funds purchased. The following table summarizes these borrowings for the years ended December 31 (in thousands):

	2008	2007	2006
Short-term borrowings:			
FHLB advances	$ 2,546	$ 86,957	$ 25,000
Federal funds	970	235	$ —
Total short-term borrowings	$ 3,516	$ 87,192	$ 25,000
Long-term borrowings:			
FHLB advances	$ —	$ —	$ 12,500
Total long-term borrowings	$ —	$ —	$ 12,500
Total borrowed funds	$ 3,516	$ 87,192	$ 37,500

The FHLB advances of $2,546,000 at December 31, 2008 was an overnight advance at an interest rate of 0.05% and was collateralized by loans and securities.

The following table provides information related to the Company's short-term borrowings under its security repurchase arrangements and lines of credit for the periods indicated (dollars in thousands):

	2008	2007	2006
Average balance during the year	$ 31,385	$ 38,579	$ 15,362
Average interest rate for the year	2.61%	4.41%	5.25%
Maximum month-end balance during the year	$ 70,087	$ 87,192	$ 46,560
Average rate as of December 31,	0.36%	3.46%	5.36%

Certain Contractual Obligations

The following chart summarizes certain contractual obligations of the company as of December 31, 2008 (in thousands):

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Subordinated Debentures, fixed rate of 10.25% payable on 2031	$ 10,310	$ —	$ —	$ —	$ 10,310
Subordinated Debentures, floating rate of 6.44% payable on 2033	6,186	—	—	—	6,186
Subordinated Debentures, floating rate of 6.63% payable on 2034	5,155	—	—	—	5,155
Subordinated Debentures, floating rate of 6.16% payable on 2036	10,310	—	—	—	10,310
Operating lease obligations	5,666	1,417	1,833	1,060	1,356
Deferred compensation(1)	3,064	1,075	249	249	1,491
Supplemental retirement plans(1)	5,264	229	492	501	4,042
Total	$ 45,955	$ 2,721	$ 2,574	$ 1,810	$ 38,850

(1) These amounts represent known certain payments to participants under the Company's deferred compensation and supplemental retirement plans. See Note 12 in the financial statements at Item 15 of this report for additional information related to the Company's deferred compensation and supplemental retirement plan liabilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 15 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected unaudited quarterly financial data for each of the quarters in the two-year period ended December 31, 2008.

(In thousands except per share data)	For the Quarter Ended							
	December 2008	September 2008	June 2008	March 2008	December 2007	September 2007	June 2007	March 2007
Interest income	$ 11,834	$ 12,744	$ 13,363	$ 14,150	$ 15,345	$ 15,083	$ 14,600	$ 14,496
Interest expense	3,706	3,932	4,294	5,022	5,133	4,838	4,508	4,159
Net interest income	8,128	8,812	9,069	9,128	10,212	10,245	10,092	10,337
Provision for loan and lease losses	3,000	1,500	5,200	2,400	1,200	850	—	—
Noninterest income	2,900	284	3,477	3,491	1,505	3,350	3,170	3,134
Noninterest expense	9,583	9,694	9,577	9,805	9,943	9,481	10,732	10,230
(Loss) income before (benefit) provision for income taxes	(1,555)	(2,098)	(2,231)	414	574	3,264	2,530	3,241
(Benefit) provision for income taxes	(2,409)	(679)	(722)	134	184	1,044	810	1,037
Net income (loss)	$ 854	$ (1,419)	$ (1,509)	$ 280	$ 390	$ 2,220	$ 1,720	$ 2,204
Earnings (loss) per share:								
Basic	$ 0.11	$ (0.19)	$ (0.20)	$ 0.04	$ 0.05	$ 0.30	$ 0.23	$ 0.30
Diluted	$ 0.11	$ (0.19)	$ (0.20)	$ 0.04	$ 0.05	$ 0.29	$ 0.22	$ 0.29

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2008. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management's statement as to the framework used to evaluate the effectiveness of, and management's assessment of the effectiveness of, the Company's internal control over financial reporting as of December 31, 2008, appears in this report at page 51 and is incorporated here by this reference. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2008 that has materially affected or is reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors," "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management," as to share information in the tables of beneficial ownership and footnotes thereto and "Securities Authorized for Issuance Under Equity Compensation Plan."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Principal Accounting Fees and Services."

PART IV

ITEM 15. EXHIBITS AND, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of the report:

1. Financial Statements

2. Schedules: see (c) below

3. Exhibits: see Index to Exhibits at page 85

(b) Exhibits

See Index to Exhibits at page 85 of this Annual Report on Form 10-K, which is incorporated herein by reference

(c) Financial Statement Schedules

Not applicable

Report of Management on Internal Control Over Financial Reporting

Financial Statements

Management of North Valley Bancorp and its subsidiaries (the Company) is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2008, and for the year then ended. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm registered with the Public Company Accounting Oversight Board, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's management, including the chief executive officer and chief financial officer, has assessed the effectiveness of the Company's internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on this assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
North Valley Bancorp

We have audited the accompanying consolidated balance sheets of North Valley Bancorp and subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Valley Bancorp and subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP

Sacramento, California
March 5, 2009

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(In thousands except share data)

	2008	2007
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 27,153	$ 28,569
Investment securities available for sale, at fair value	76,345	104,341
Investment securities held to maturity, at amortized cost	21	31
Loans and leases	693,422	746,253
Less: Allowance for loan and lease losses	(11,327)	(10,755)
Net loans and leases	682,095	735,498
Premises and equipment, net	11,418	12,431
Accrued interest receivable	2,742	3,912
Other real estate owned	10,408	902
FHLB and FRB stock and other securities	5,825	6,238
Bank-owned life insurance policies	31,612	30,526
Core deposit intangibles, net	838	1,236
Goodwill	15,187	15,187
Other assets	15,907	10,148
TOTAL ASSETS	$ 879,551	$ 949,019
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing	$ 161,748	$ 167,615
Interest-bearing	593,196	569,124
Total deposits	754,944	736,739
Other borrowed funds	3,516	87,192
Accrued interest payable and other liabilities	11,872	11,656
Subordinated debentures	31,961	31,961
Total liabilities	802,293	867,548
Commitments and Contingencies (Note 16)		
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value: authorized 5,000,000 shares; none outstanding	—	—
Common stock, no par value: authorized 20,000,000 shares; outstanding 7,495,817 and 7,413,066 at December 31, 2008 and 2007	41,553	40,642
Retained earnings	37,430	42,212
Accumulated other comprehensive loss, net of tax	(1,725)	(1,383)
Total stockholders' equity	77,258	81,471
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 879,551	$ 949,019

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands except per share data)

	2008	2007	2006
INTEREST INCOME:			
Interest and fees on loans and leases	$ 47,897	$ 53,712	$ 50,241
Interest on investments:			
Taxable interest income	3,297	4,450	5,606
Nontaxable interest income	885	964	1,052
Interest on federal funds sold and repurchase agreements	12	398	280
Total interest income	52,091	59,524	57,179
INTEREST EXPENSE:			
Deposits	13,515	14,497	10,026
Subordinated debentures	2,340	2,438	2,456
Other borrowings	1,099	1,703	2,203
Total interest expense	16,954	18,638	14,685
NET INTEREST INCOME	35,137	40,886	42,494
PROVISION FOR LOAN AND LEASE LOSSES	12,100	2,050	975
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	23,037	38,836	41,519
NONINTEREST INCOME:			
Service charges on deposit accounts	7,162	6,870	6,437
Other fees and charges	3,882	3,730	3,186
Earnings on cash surrender value of life insurance policies	1,325	1,276	1,211
Gain on sale of loans	107	153	399
Loss on sales, calls and impairment of securities	(3,386)	(1,752)	(3)
Other	1,062	882	1,420
Total noninterest income	10,152	11,159	12,650
NONINTEREST EXPENSES:			
Salaries and employee benefits	20,526	21,674	21,775
Occupancy expense	3,037	3,075	3,023
Furniture and equipment expense	2,003	2,029	2,153
Other	13,092	13,608	12,664
Total noninterest expenses	38,658	40,386	39,615
(LOSS) INCOME BEFORE (BENEFIT) PROVISION FOR INCOME TAXES	(5,469)	9,609	14,554
(BENEFIT) PROVISION FOR INCOME TAXES	(3,675)	3,075	4,158
NET (LOSS) INCOME	$ (1,794)	$ 6,534	$ 10,396
Per Share Amounts			
Basic (Loss) Earnings Per Share	$ (0.24)	$ 0.89	$ 1.41
Diluted (Loss) Earnings Per Share	$ (0.24)	$ 0.86	$ 1.36
Cash Dividends Per Common Share	$ 0.40	$ 0.40	$ 0.40

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands except share data)

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2006	7,497,599	$ 39,810	$ 34,437	$ (2,446)	$ 71,801
Adoption of Staff Accounting Bulletin No. 108			400		400
Comprehensive income:					
Net income			10,396		10,396
Other comprehensive income, net of tax of $487:					
Net unrealized gain on available for sale securities, net of reclassification adjustment of $2				642	642
Total comprehensive income					11,038
Adjustment to initially recognize the unfunded status of the supplemental retirement plan, net of tax of $370				(533)	(533)
Stock options exercised, net of shares tendered	96,115	521			521
Stock-based compensation expense	7,200	293			293
Tax benefit derived from exercise of stock options		174			174
Repurchase of common stock	(300,000)	(1,596)	(3,674)		(5,270)
Cash dividends on common stock			(2,933)		(2,933)
Balance December 31, 2006	7,300,914	39,202	38,626	(2,337)	75,491
Comprehensive income:					
Net income			6,534		6,534
Other comprehensive income, net of tax of $660:					
Net unrealized gain on available for sale securities, net of reclassification adjustment of $(1,034)				950	950
Adjustment for the change in the unfunded status of the supplemental retirement plan, net of tax of $3				4	4
Total comprehensive income					7,488
Stock options exercised, net of shares tendered	104,952	899			899
Stock-based compensation expense	7,200	368			368
Tax benefit derived from exercise of stock options		173			173
Cash dividends on common stock			(2,948)		(2,948)
Balance December 31, 2007	7,413,066	40,642	42,212	(1,383)	81,471
Comprehensive loss:					
Net loss			(1,794)		(1,794)
Other comprehensive loss, net of tax of $263					
Net unrealized loss on available for sale securities, net of reclassification adjustment of $1,998				(379)	(379)
Adjustment for the change in the unfunded status of the supplemental retirement plan, net of tax of $25				37	37
Total comprehensive loss					(2,136)
Stock options exercised, net of shares tendered	75,551	518			518
Stock-based compensation expense	7,200	352			352
Tax benefit derived from exercise of stock options		41			41
Cash dividends on common stock			(2,988)		(2,988)
Balance December 31, 2008	7,495,817	$ 41,553	$ 37,430	$ (1,725)	$ 77,258

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (in thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (Loss) Income	$ (1,794)	$ 6,534	$ 10,396
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	2,084	2,184	2,330
(Accretion) amortization of premium on securities, net	(24)	53	99
Amortization of core deposit intangible	398	650	651
Provision for loan and lease losses	12,100	2,050	975
Loss on write-down/gain on sale of other real estate owned	77	—	—
Loss on sale, calls and impairment of securities	3,386	1,752	3
Gain on sale of loans	(107)	(153)	(399)
Gain on sale of premises and equipment	—	(3)	(218)
FHLB stock dividends	(215)	(187)	(229)
Deferred tax provision	(1,774)	(1,906)	(1,000)
Stock-based compensation expense	352	368	293
Excess tax benefit from exercise of stock options	(41)	(173)	(174)
Effect of changes in:			
Accrued interest receivable	1,170	(74)	(4)
Other assets	(4,834)	(969)	682
Accrued interest payable and other liabilities	319	1,397	(1,420)
Net cash provided by operating activities	11,097	11,523	11,985
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available for sale securities	—	—	(98)
Proceeds from sales of available for sale securities	3,638	—	46
Proceeds from maturities/calls of available for sale securities	20,355	29,035	31,836
Proceeds from maturities/calls of held to maturity securities	10	50	—
Proceeds (purchases) of FHLB and FRB stock and other securities	628	(555)	397
Net decrease (increase) in loans and leases	24,831	(86,432)	(34,891)
Proceeds from sales of other real estate owned	6,996	—	—
Proceeds from sales of premises and equipment	—	—	422
Purchases of premises and equipment	(1,071)	(815)	(1,385)
Net cash provided by (used in) investing activities	55,387	(58,717)	(3,673)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	18,205	(13,549)	3,598
Net change in other borrowed funds	(83,676)	49,692	(19,000)
Cash dividends paid	(2,988)	(2,948)	(2,933)
Repurchase of common shares	—	—	(5,270)
Exercise of stock options, including tax benefit	559	1,072	695
Net cash (used in) provided by financing activities	(67,900)	34,267	(22,910)
NET DECREASE CASH AND CASH EQUIVALENTS	(1,416)	(12,927)	(14,598)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,569	41,496	56,094
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 27,153	$ 28,569	$ 41,496
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 17,133	$ 18,938	$ 14,352
Income taxes	2,390	5,812	6,790
Noncash investing and financing activities:			
Net change in unrealized (loss) gain on available for sale investment securities	(379)	950	1,191
Transfer from loans to other real estate owned	16,579	—	—
Cash dividends declared	750	739	729
Tax benefit from stock options exercised	41	173	174

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System. North Valley Bancorp was incorporated in 1980 in the State of California for the purpose of acquiring North Valley Bank ("NVB") in a one-bank holding company reorganization. NVB was organized in 1972 as a California state-chartered bank. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank ("SRNB"), which then became a wholly-owned subsidiary of North Valley Bancorp. This reorganization was completed under the pooling-of-interests method of accounting for business combinations. In January 2002, SRNB converted from a national association to a California state-chartered bank and changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, SRB was merged with and into NVB in a transaction between entities under common control accounted for similar to a pooling of interests. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). From 2001 to 2005, the Company formed North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV (collectively, the Trusts) which Trust I, II, and III are Delaware statutory business trusts and Trust IV is a Connecticut statutory business trust formed for the exclusive purpose of issuing and selling Trust Preferred Securities. Bank Processing, Inc. is an inactive wholly-owned subsidiary of North Valley Bancorp. On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a transaction accounted for under the purchase method of business combinations. Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged into North Valley Bank.

The deposits of NVB are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable legal limits. NVB is participating in the FDIC sponsored Transaction Account Guarantee Program. Under this program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules.

The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of the Company's revenues. NVB operates 26 branches, including two supermarket branches, and an LPO in Northern California.

General - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation and Basis of Presentation - The consolidated financial statements include North Valley Bancorp and its wholly owned subsidiaries: NVB and its wholly owned inactive subsidiary, North Valley Trading Company. North Valley Trading Company did not have any activity in 2008, 2007 and 2006. All material intercompany accounts and transactions have been eliminated in consolidation.

For financial reporting purposes, the Company's investments in the Trusts of $961,000 are accounted for under the equity method and, accordingly, are not consolidated and are included in other assets on the consolidated balance sheet. The subordinated debentures issued and guaranteed by the Company and held by the Trusts are reflected as debt on the Company's consolidated balance sheet.

Disclosures About Segments of an Enterprise – The Company uses the "management approach" for reporting business segment information. The management approach is based on the segments within a company used by the chief operating decision-maker for making operating decisions and assessing performance. Reportable segments are based on such factors as products and services, geography, legal structure or any other manner by which a company's management distinguishes major operating units. Utilizing this approach, management has determined that the Company has only one reportable segment.

Reclassifications – Certain amounts in 2007 and 2006 have been reclassified to conform with the 2008 consolidated financial statement presentation.

Cash and Cash Equivalents - For the purposes of the consolidated statement of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items, settlements in transit, and federal funds sold and repurchase agreements. Generally, federal funds are sold for one-day periods and repurchase agreements are sold for eight to fourteen-day periods. The Company did not have any federal funds sold or repurchase agreements at December 31, 2008 and 2007. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

Reserve Requirements. The Company is subject to regulation by the Federal Reserve Board. The regulations require the Company to maintain certain cash reserve balances on hand or at the Federal Reserve Bank (FRB). At December 31, 2008 and 2007, the Company had reserves of $612,000 and $631,000, respectively.

Investment Securities - The Company accounts for its investment securities as follows:

> ***Trading securities*** are carried at fair value. Changes in fair value are included in noninterest income. The Company did not have any securities classified as trading at December 31, 2008 and 2007.
>
> ***Available for sale securities*** are carried at estimated fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a net amount within accumulated other comprehensive income (loss), which is a separate component of stockholders' equity.
>
> ***Held to maturity securities*** are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. As of and for the year ended December 31, 2008 and 2007, there were no transfers of securities between categories.

Gains or losses on disposition are recorded in noninterest income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Loans and Leases - Loans and leases are reported at the principal amount outstanding, net of unearned income, including net deferred loan fees, and the allowance for loan and lease losses.

Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

The Company may purchase loans or acquire loans through a business combination for which differences exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2008 and 2007, there were no loans being accounted for under this policy.

Deferred Loan Fees - Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Loan Sales and Servicing - The Company originates and sells residential mortgage loans to Freddie Mac and others. The Company retains the servicing on certain loans that are sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. Upon the sale of these loans, the Company's investment in each loan is allocated between the servicing retained and the loan, based on the relative fair value of each portion. The gain (loss) is recognized at the time of sale based on the difference between the sale proceeds and the allocated carrying value of the related loans sold. The fair value of the contractual servicing is reflected as a servicing asset, which is amortized over the period of estimated net servicing income using a method approximating the interest method. The servicing asset is included in other assets on the consolidated balance sheet, and is evaluated for impairment on a periodic basis.

Allowance for Loan and Lease Losses – The allowance for loan and lease losses is maintained to provide for losses related to impaired loans and leases and other losses that can be reasonably expected to occur in the normal course of business. The allowance for loan and lease losses is established through a provision for loan and lease losses charged to operations. Loans and leases are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. Management attributes formula reserves to different types of loans using percentages which are based upon perceived risk associated with the portfolio and underlying collateral, historical loss experience, and vulnerability to existing economic conditions, which may affect the collectibility of the loans. Specific reserves are allocated for impaired loans and leases which have experienced a decline in internal grading and when management believes additional loss exposure exists. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent losses with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. Although the allowance for loan and lease losses is allocated to various portfolio segments, it is general in nature and is available for the loan and lease portfolio in its entirety. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and leases. Actual amounts could differ from those estimates. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases. The Company evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Other Real Estate Owned - Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value less estimated costs to sell are charged to the allowance for loan or lease losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

FHLB and FRB Stock and Other Securities – The Company purchases restricted stock in the Federal Home Loan Bank of San Francisco (FHLB), the Federal Reserve Bank (FRB) and others as required to participate in various programs offered by these institutions. These investments are carried at cost and may be redeemed at par with certain restrictions.

Core Deposit Intangibles – These assets represent the excess of the purchase price over the fair value of the tangible net assets acquired from a branch acquisition by SRB and the estimated fair value of the deposit relationships acquired in the acquisition of YCB and is being amortized by the straight-line method. The cost assigned to the branch acquisition intangible was $3,252,000 and, as a result of the current year amortization expense of $252,000, was fully amortized at December 31, 2008. The YCB core deposit intangible was recorded at $1,421,000 in August, 2004 with accumulated amortization of $583,000 at December 31, 2008. It is being amortized at $146,000 per year over an estimated life of ten years with a remaining amortization period of approximately six years. Amortization expense on these intangibles was $398,000 for the year ended December 31, 2008 and $650,000 for each of the years ended December 31, 2007 and 2006, respectively. Amortization expense over the next five years is expected to be approximately $146,000 in years 2009 through 2013. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible asset or the remaining period of amortization. There were no revisions resulting from management's assessment in 2008, 2007 or 2006.

Goodwill – Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the fair values assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. Goodwill was recorded in the Company's acquisition of YCB. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually. There was no impairment resulting from management's assessment in 2008, 2007 or 2006.

Defined Benefit Pension and Other Post Retirement Plans – Since December 31, 2006, the Company has recognized the funded status of its defined benefit plan in the accompanying consolidated balance sheet with gains or losses and prior service costs or credits that arise during the period that are not recognized as net period benefit expenses recorded in other comprehensive income. The Company was required to recognize the underfunded status of its supplemental retirement plan as a liability in the consolidated balance sheet as of December 31, 2006 and recognizes subsequent changes in that funded status through other comprehensive income. For the years ended December 31, 2008 and 2007, the amount recognized through other comprehensive income was $37,000 and $4,000, respectively.

Income Taxes – The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company applies the asset and liability method to account for income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of changes in tax laws and rates is recognized in income in the period that includes the enactment date. On the consolidated balance sheet, net deferred tax assets are included in other assets.

Since January 1, 2007, the Company has accounted for uncertainty in income taxes under Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Under the provisions of FIN 48, only tax positions that met the more likely than not recognition threshold, that the tax position would be sustained in a tax examination, on January 1, 2007 were recognized or continue to be recognized. The Company previously recognized income tax positions based on management's estimate of whether it was reasonably possible that a liability had been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations or cash flows.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense associated with unrecognized tax benefits is classified as interest expense in the consolidated statement of income.Penalties associated with unrecognized tax benefits are classified as other expense in the consolidated statement of income.

Earnings per Share - Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings per share is retroactively adjusted for stock dividends and stock splits for all periods presented.

Stock-Based Compensation - At December 31, 2008, the Company had four shareholder approved stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan, the 1999 Director Stock Option Plan and the 2008 Stock Incentive Plan. The plans do not provide for the settlement of awards in cash and new shares are issued upon exercise of the options.

Under the North Valley Bancorp 1989 Director Stock Option Plan each member of the Board of Directors, including employees who are Directors, automatically received every January a non-statutory stock option to purchase 1,000 shares of the Company's Common Stock. Effective upon adoption of the North Valley Bancorp 1999 Director Stock Option Plan, no further grants of options have been made or will be made under the 1989 Director Plan. Pursuant to the 1989 Director Plan, there were outstanding options to purchase 1,200 shares of Common Stock at December 31, 2008.

The North Valley Bancorp 1998 Employee Stock Incentive Plan provides for awards in the form of options (which may constitute incentive stock options ("ISOs") or non-statutory stock options ("NSOs") to key employees) and also provides for the award of shares of Common Stock to outside directors. Pursuant to the North Valley Bancorp 1998 Employee Stock Incentive Plan there were outstanding options to purchase 490,490 shares of Common Stock at December 31, 2008. As provided in the Stock Incentive Plan, the authorization to award incentive stock options terminated on February 19, 2008.

The 1999 Director Stock Option Plan replaced the existing North Valley Bancorp 1989 Director Stock Option Plan. As of December 31, 2008, there were options outstanding under the 1999 Director Stock Option Plan for the purchase of 241,000 shares of Common Stock. A total of 225,767 shares of Common Stock were available for the grant of additional options under the 1999 Director Stock Option Plan at December 31, 2008.

The North Valley Bancorp 2008 Stock Incentive Plan was adopted by the Company's Board of Directors on February 27, 2008, effective that date, and was approved by the Company's shareholders at the annual meeting, May 22, 2008.

The terms of the 2008 Stock Incentive Plan are substantially the same as the North Valley Bancorp 1998 Employee Stock Incentive Plan. The 2008 Stock Incentive Plan provides for the grant to key employees of stock options, which may consist of NSOs and ISOs. The 2008 Stock Incentive Plan also provides for the grant to outside directors, and to consultants and advisers to the Company, of stock options, all of which must be NSOs. The shares of Common Stock authorized to be granted as options under the Stock Incentive Plan consist of 400,000 shares of the Company's Common Stock. Effective January 1, 2009, and on each January 1 thereafter for the remaining term of the 2008 Stock Incentive Plan, the aggregate number of shares of Common Stock which are reserved for issuance pursuant to options granted under the terms of the 2008 Stock Incentive Plan shall be increased by a number of shares of Common Stock equal to 2% of the total number of the shares of Common Stock of the Company outstanding at the end of the most recently concluded calendar year. Any shares of Common Stock that have been reserved but not issued as options during any calendar year shall remain available for grant during any subsequent calendar year. The vesting period is generally four years; however the vesting period can be modified at the discretion of the Company's Board of Directors, and for all options granted in the fourth quarter in 2008 the vesting period is five years. As of December 31, 2008, there were options outstanding under the 2008 Stock Incentive Plan for the purchase of 254,712 shares of Common Stock. A total of 145,288 shares of Common Stock were available for the grant of additional options under the 2008 Stock Incentive Plan at December 31, 2008. Outstanding options under the plans are exercisable until their expiration. Total options of 1,130,091 were authorized under all plans at December 31, 2008. Each outside director of the Company shall also be eligible to receive a stock award of 900 shares of Common Stock as part of his or her annual retainer paid by the Company for his or her services as a director. Each stock award shall be fully vested when granted to the outside director.

Cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as a cash flow from financing activities in the statement of cash flows.

Determining Fair Value

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions discussed below. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term – The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the Company's historical option activity.

Expected Volatility - The Company uses the trading history of the common stock of the Company in determining an estimated volatility factor when using the Black-Scholes-Merton option-pricing formula to determine the fair value of options granted.

Expected Dividend – The Company estimates the expected dividend based on its historical experience of dividends declared per year, giving consideration to any anticipated changes and the estimated stock price over the expected term based on historical experience when using the Black-Scholes-Merton option-pricing formula.

Risk-Free Interest Rate - The Company bases the risk-free interest rate used in the Black-Scholes-Merton option-pricing formula on the implied yield currently available on U.S. Treasury zero-coupon issues with the same or substantially equivalent remaining term as the expected term of the options.

Estimated Forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

The fair value of each option is estimated on the date of grant with the following assumptions:

	2008	2007	2006
Average dividend yield	3.64%	2.25%	2.27%
Expected volatility	27.94%	23.51%	15.24%
Average risk-free interest rate	3.54%	4.85%	3.64%
Expected option life	6.56 years	6.25 years	7 years
Weighted average grant date fair value	$2.76	$5.26	$2.97

Comprehensive Income – Comprehensive income includes net income and other comprehensive income or loss, which represents the change in its net assets during the period from nonowner sources. The components of other comprehensive income or loss for the Company include the unrealized gain or loss on available-for-sale securities and adjustments to the minimum pension liability and are presented net of tax. Comprehensive income is reported on the consolidated statement of changes in stockholders' equity.

Cumulative Effect of Adopting Staff Accounting Bulletin 108 – In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). Management adopted the provisions of SAB 108 at December 31, 2006. Historically, the Company evaluated uncorrected differences utilizing the rollover approach and the impact under that approach was not considered material. Under SAB 108 management must assess materiality using both the rollover method and the iron-curtain method. Under the iron-curtain method, the cumulative effect of tax differences was material to the Company's 2006 consolidated financial statements and, therefore, management recorded an adjustment under the transition provisions of SAB 108to increase the opening 2006 retained earnings balance in the amount of $400,000 and decrease other liabilities by an equal amount.

New Accounting Pronouncements -

Accounting for Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). This standard identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. It establishes that the GAAP hierarchy should be directed to entities because it is the entity (not the auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective November 15, 2008. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard No. 132R-1, Employers' Disclosures about Postretirement Benefit Plan Assets (FSP 132(R)-1). This standard provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to FASB Statement No. 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The objectives of the disclosures about plan assets in an employer's defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and significant concentrations of risk within plan assets. The disclosures about plan assets required by this FSP are effective for fiscal years ending after December 15, 2009. Early adoption is permitted. The Company is currently assessing the potential effect of FSP 132(R)-1 on its financial position, results of operations and cash flows.

2. INVESTMENT SECURITIES

At December 31, the amortized cost of investment securities and their estimated fair value were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008				
Available-for-Sale:				
Obligations of U.S. government agencies	$ 1,500	$ 93	$ —	$ 1,593
Obligations of state and political subdivisions	16,037	356	(217)	16,176
Mortgage-backed securities	51,894	541	(490)	51,945
Corporate debt securities	6,002	—	(2,371)	3,631
Equity securities	3,000	—	—	3,000
	$ 78,433	$ 990	$ (3,078)	$ 76,345
Held-to-Maturity:				
Mortgage-backed securities	$ 21	$ —	$ (1)	$ 20
December 31, 2007				
Available-for-Sale:				
Obligations of U.S. government agencies	$ 3,499	$ 46	$ (11)	$ 3,534
Obligations of state and political subdivisions	20,563	526	(11)	21,078
Mortgage-backed securities	69,433	57	(1,350)	68,140
Corporate debt securities	6,009	—	(670)	5,339
Equity securities	6,284	—	(34)	6,250
	$ 105,788	$ 629	$ (2,076)	$ 104,341
Held-to-Maturity:				
Mortgage-backed securities	$ 31	$ —	$ —	$ 31

Net unrealized losses on available for sale securities totaling $2,088,000 and $1,447,000 were recorded, net of $856,000 and $593,000 in tax benefits, as accumulated other comprehensive loss within stockholders' equity at December 31, 2008 and 2007, respectively.

Proceeds on sales, calls or maturities of securities categorized as available for sale were $20,355,000, $29,035,000 and $31,836,000 in 2008, 2007 and 2006, respectively. Gross realized gains on sales or calls of securities categorized as available for sale securities were $8,000, $3,000 and $25,000 in 2008, 2007 and 2006, respectively. Gross realized losses on sales, impairment or calls of securities categorized as available for sale securities were $3,394,000, $1,755,000 and $28,000 in 2008, 2007 and 2006, respectively.

During 2008, the Company recognized impairment on its FNMA Preferred Stock of $3,284,000. The Company purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and in 2007 recognized an impairment charge of $1,716,000 to reflect the December 31, 2007 market value of $32.84 per share. Due to the United States Treasury and the Federal Housing Finance Agency (FHFA) decision to place FNMA and FHLMC under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008.

There were no sales or gross realized gains or losses on calls of held to maturity securities in 2008, 2007 and 2006. There were no transfers between available for sale and held to maturity investment securities in 2008, 2007 and 2006.

The following tables show gross unrealized losses and the estimated fair value of available for sale investment securities, aggregated by investment category, for investment securities that are in an unrealized loss position at December 31, 2008 and 2007 (in thousands). Unrealized losses for held to maturity investment securities during the same period were not significant.

December 31, 2008

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**
Description of Securities						
Obligations of states and political subdivisions ..	$ 2,710	$ 217	$ —	$ —	$ 2,710	$ 217
Mortgage-backed securities	9,954	52	15,827	438	25,781	490
Corporate debt securities	—	—	3,631	2,371	3,631	2,371
Total temporarily impaired securities	$ 12,664	$ 269	$ 19,458	$ 2,809	$ 32,122	$ 3,078

December 31, 2007

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Description of Securities						
Obligations of U.S. government agencies	$ —	$ —	$ 1,988	$ 11	$ 1,988	$ 11
Obligations of states and political subdivisions ..	—	—	2,737	11	2,737	11
Mortgage-backed securities	341	1	58,269	1,349	58,610	1,350
Corporate debt securities	5,339	670	—	—	5,339	670
Equity securities	—	—	3,250	34	3,250	34
Total temporarily impaired securities	$ 5,680	$ 671	$ 66,244	$ 1,405	$ 71,924	$ 2,076

Obligations of States and Political Subdivisions

Management believes that the unrealized losses on the Company's investment in obligations of states and political subdivisions is caused by interest rate changes, and is not attributable to changes in credit quality. The Company's investments in obligations of states and political subdivisions includes six securities which were in a loss position for less than twelve months, none of which are individually significant. The Company has the ability and intent to hold these investments until at least a recovery of fair value or to maturity or call and expects to collect all amounts due. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2008.

Government Guaranteed Mortgage Backed Securities

Management believes that the unrealized losses on the Company's investment in government guaranteed mortgage-backed securities is caused by interest rate change and is not attributable to changes in credit quality. These investments include 23 securities which were in a loss position for twelve months or more and nine in a loss position for less than twelve months, none of which are individually significant. Additionally, the contractual cash flows of these investments are guaranteed by an agency of the U.S. government and thus it is expected that the securities would not be settled at any price less than the amortized cost of the Company's investment. The Company has the ability and intent to hold those investments until at least a recovery of fair value or until maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Corporate Debt Securities

As of December 31, 2008, there were two corporate debt securities in a loss position for twelve months or more. Management believes that the unrealized losses on the Company's investment in these corporate debt securities is caused by interest rate increases and is not attributable to changes in credit quality. The Company has the ability and intent to hold those investments until at least a recovery of fair value or until maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Maturities

The Company invests in collateralized mortgage obligations ("CMOs") issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Actual maturities of CMOs and other securities may differ from contractual maturities because borrowers have the right to prepay mortgages without penalty or call obligations with or without call penalties. The Company uses the "Wall Street" consensus average life at the time the security is purchased to schedule maturities of these CMOs and adjusts scheduled maturities periodically based upon changes in the Wall Street estimates.

Contractual maturities of held to maturity and available for sale securities (other than equity securities with an amortized cost of approximately $3,000,000 and a fair value of approximately $3,000,000) at December 31, 2008, are shown below (in thousands).

	Held to Maturity		Available for Sale	
	Amortized Cost (Carrying Amount)	Estimated Fair Value	Amortized Costs	Estimated Fair Value (Carrying Amount)
Due in 1 year or less	$ —	$ —	$ 3,407	$ 3,455
Due after 1 year through 5 years	21	20	45,368	45,921
Due after 5 years through 10 years	—	—	15,001	14,899
Due after 10 years	—	—	11,657	9,070
	$ 21	$ 20	$ 75,433	$ 73,345

At December 31, 2008 and 2007, securities having fair value amounts of approximately $65,118,000 and $68,410,000 were pledged to secure public deposits, short-term borrowings, treasury tax and loan balances and for other purposes required by law or contract.

3. LOANS AND LEASES

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in Yolo, Solano, Placer, Sonoma, Shasta, Humboldt, Mendocino, Trinity and Del Norte Counties and neighboring communities. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits, real estate or business or personal assets. Leases are generally secured by equipment. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 were as follows (in thousands):

	2008	2007
Commercial	$ 92,029	$ 92,419
Real estate - commercial	327,098	297,272
Real estate - construction	136,755	225,758
Real estate - mortgage	62,155	50,131
Installment	29,945	41,161
Direct financing leases	1,035	1,307
Other	45,424	39,297
	694,441	747,345
Deferred loan (fees) costs, net	(1,019)	(1,092)
Allowance for loan and lease losses	(11,327)	(10,755)
	$ 682,095	$ 735,498

At December 31, 2008 and 2007, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $88,957,000 and $97,059,000, respectively.

Salaries and employee benefits totaling $838,000, $793,000 and $933,000 have been deferred as loan origination costs for the years ended December 31, 2008, 2007 and 2006, respectively.

Certain real estate loans receivable are pledged as collateral for available borrowings with the FHLB, FRB, and certain correspondent banks. Pledged loans totaled $215,077,000 and $203,662,000 at December 31, 2008 and 2007, respectively (see note 8).

The components of the Company's direct financing leases at December 31 are summarized below (in thousands):

	2008	2007
Future minimum lease payments	$ 1,059	$ 1,337
Unearned income	(24)	(30)
	$ 1,035	$ 1,307

Future minimum lease payments are as follows (in thousands):

2009	$ 259
2010	192
2011	192
2012	192
2013	192
Thereafter	32
Total	$ 1,059

Changes in the allowance for loan and lease losses for the years ended December 31 were as follows (in thousands):

	2008	2007	2006
Balance, beginning of year	$ 10,755	$ 8,831	$ 7,864
Provision	12,100	2,050	975
Loans charged-off	(11,805)	(255)	(258)
Recoveries on loans previously charged-off	277	129	250
Balance, end of year	$ 11,327	$ 10,755	$ 8,831

4. IMPAIRED AND NONPERFORMING LOANS AND LEASES

At December 31, 2008 and 2007, the recorded investment in impaired loans and leases was approximately $18,936,000 and $1,764,000, respectively. Of the 2008 and 2007 balance, there was a related valuation allowance of $1,755,000 and $83,000, respectively. For the years ended December 31, 2008, 2007 and 2006, the average recorded investment in impaired loans and leases was approximately $21,864,000, $1,572,000 and $63,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $25,000, $38,000 and $9,000 for cash payments received in 2008, 2007 and 2006.

Nonperforming loans and leases include all such loans and leases that are either on nonaccrual status or are 90 days past due as to principal or interest but still accrue interest because such loans are well-secured and in the process of collection. Nonperforming loans and leases at December 31 are summarized as follows (in thousands):

	2008	2007
Nonaccrual loans and leases	$ 18,936	$ 1,608
Loans and leases 90 days past due but still accruing interest	—	156
Total nonperforming loans and leases	$ 18,936	$ 1,764

Interest income forgone on nonaccrual loans or leases approximated $2,305,000 in 2008, $49,000 in 2007and $10,000 in 2006.

At December 31, 2008, there were no commitments to lend additional funds to borrowers whose loans or leases were on nonaccrual status.

5. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows (in thousands):

	2008	2007
Land	$ 2,309	$ 2,239
Buildings and improvements	8,268	8,286
Furniture, fixtures and equipment	19,749	19,063
Leasehold improvements	3,654	3,469
Construction in progress	27	8
	34,007	33,065
Accumulated depreciation and amortization	(22,589)	(20,634)
Total premises and equipment	$ 11,418	$ 12,431

Depreciation and amortization included in occupancy and equipment expense totaled $2,084,000, $2,184,000 and $2,330,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

6. OTHER ASSETS

Major classifications of other assets at December 31 were as follows (in thousands):

	2008	2007
Deferred taxes	$ 8,456	$ 6,444
Prepaid expenses	1,009	1,018
Mortgage servicing asset	542	677
Other	5,900	2,009
Total other assets	$ 15,907	$ 10,148

Originated mortgage servicing assets totaling $63,000, $30,000 and $147,000 were recognized during the years ended December 31, 2008, 2007 and 2006, respectively. Amortization of mortgage servicing assets totaled $198,000, $187,000 and $176,000 for the years ended December 31, 2008, 2007 and 2006, respectively. There were no impairment charges to mortgage servicing assets during the years ended December 31, 2008, 2007 and 2006.

7. DEPOSITS

The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $121,131,000 and $104,503,000 at December 31, 2008 and 2007. Interest expense incurred on such time certificates of deposit was $4,526,000, $4,386,000 and $2,631,000 for the years ended December 31, 2008, 2007 and 2006. At December 31, 2008, the scheduled maturities of all time deposits were as follows (in thousands):

Years	Amount
2009	178,641
2010	98,073
2011	3,154
2012	4,366
	$ 284,234

8. **LINES OF CREDIT**

At December 31, 2008, the Company had the following lines of credit with correspondent banks to purchase federal funds (in thousands):

Description		Amount	Expiration
Unsecured	$	10,000	Annually
Unsecured		15,000	7/31/2009
Secured:			
First deeds of trust on eligible 1-4 unit residential loans		113,135	Monthly
First deeds of trust on eligible commercial real estate loans		1,585	Monthly
Securities Backed Credit Program		23,685	Monthly

9. **BORROWING ARRANGEMENTS**

Other borrowed funds include FHLB advances and Federal funds purchased. The following table summarizes these borrowings at December 31 (in thousands):

		2008		2007
Short-term borrowings:				
FHLB advances	$	2,546	$	86,957
Federal funds		970		235
Total short-term borrowings	$	3,516	$	87,192

The FHLB advances of $2,546,000 at December 31, 2008 was an overnight advance at an interest rate of 0.05% and was collateralized by loans and securities. Federal funds purchased are generally for one-day periods.

Temporary Liquidity Guarantee Program

The Company and Bank each opted-in to the FDIC's Temporary Liquidity Guarantee Program and the Bank is eligible to issue certain debt that is backed by the full faith and credit of the United States, up to a limit of $15.5 million under the program. Any senior unsecured debt with a stated maturity of more than thirty days issued by the Bank up to its debt guarantee limit falls under this program. The Bank will be charged an annualized assessment from the FDIC, ranging from 50 to 100 basis points, based on the term and amount of the debt outstanding under the program. At December 31, 2008, the Bank had no borrowings under this debt guarantee program.

10. **SUBORDINATED DEBENTURES**

The Company owns the common stock of four business trusts that have issued an aggregate of $31.0 million in trust preferred securities fully and unconditionally guaranteed by the Company. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated debentures issued by the Company, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by the Company is $32.0 million, with the maturity dates for the respective debentures ranging from 2031 through 2036.

The trust preferred securities issued by the trusts are currently included in Tier 1 capital in the amount of $26,327,000 and in Tier 2 capital in the amount of $4,673,000 for purposes of determining Leverage, Tier 1 and Total Risk-Based capital ratios.

The following table summarizes the terms of each subordinated debenture issuance (dollars in thousands):

Series	Date Issued	Maturity	Fixed or Variable Rate	Current Rate	Rate Index	Redemption Date	Amount at December 31, 2008	2007
North Valley Capital Trust I	7/16/01	7/25/31	Fixed	10.25%	N/A	7/25/11	$ 10,310	$ 10,310
North Valley Capital Trust II	3/28/03	4/24/33	Variable	6.44%	LIBOR + 3.25%	4/24/08	6,186	6,186
North Valley Capital Trust III	4/20/04	4/24/34	Variable	6.63%	LIBOR + 2.80%	7/23/09	5,155	5,155
North Valley Capital Statutory Trust IV	12/29/05	3/15/36	Variable	6.16%	LIBOR + 1.33%	3/15/11	10,310	10,310
							$ 31,961	$ 31,961

Deferred costs related to the Subordinated Debentures, which are included in other assets in the accompanying consolidated balance sheet, totaled $205,000 and $295,000 at December 31, 2008 and 2007, respectively. Amortization of the deferred costs was $90,000, $95,000 and $91,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

11. INCOME TAXES

The (benefit) provision for income taxes for the years ended December 31, was as follows (in thousands):

	2008	2007	2006
Current:			
Federal	$ (1,665)	$ 4,042	$ 4,192
State	(236)	949	966
Total	(1,901)	4,991	5,158
Deferred tax (benefit):			
Federal	(605)	(1,398)	(974)
State	(1,169)	(518)	(26)
Total	(1,774)	(1,916)	(1,000)
Total (benefit) provision for income taxes	$ (3,675)	$ 3,075	$ 4,158

The effective federal tax rate for the years ended December 31, differs from the statutory tax rate as follows:

	2008	2007	2006
Federal statutory income tax rate	(35.0%)	35.0%	35.0%
State income taxes net of Federal income tax benefit	(16.7%)	2.9%	1.9%
Tax exempt income	(13.1%)	(7.9%)	(5.8%)
Change in estimate of Federal effective tax rate	0.0%	0.0%	(2.5%)
Reduction in FIN 48 reserve	(4.3%)	0.0%	0.0%
Other	1.9%	2.0%	(0.1%)
Effective (benefit) tax rate	(67.2%)	32.0%	28.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31 are as follows (in thousands):

	2008	2007
Deferred tax assets:		
Allowance for loan and lease losses	$ 5,192	$ 4,930
Accrued pension obligation	2,137	1,712
Underfunded pension obligation	342	368
Deferred compensation	1,404	1,250
Deferred loan fees and costs	—	20
Discount on acquired loans	123	172
Unrealized loss on available for sale securities	857	593
Stock based compensation	79	55
Core deposit intangibles	96	39
Tax Credits	412	—
Net Operating Loss	397	—
Capital Loss	341	—
Other	1,229	1,191
Total deferred tax assets	$ 12,609	$ 10,330
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	978	1,247
FHLB stock dividend	410	425
Originated mortgage servicing rights	249	310
Market to market adjustment	1,138	1,450
California franchise tax	933	193
Deferred loan fees and costs	175	131
Other	270	130
Total deferred tax liabilities	$ 4,153	$ 3,886
Net deferred tax asset	$ 8,456	$ 6,444

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets. At December 31, 2008, the Bank had Federal and State net operating loss carryforwards (NOLs) of approximately $3.7 million for Federal and California tax purposes respectively. The 2008 Federal net operating loss is expected to be carried back to 2006 tax year resulting in a refund receivable of approximately $1.3 million. California does not conform to the Federal carryback provisions as of December 31, 2008. Furthermore, California suspended the ability to utilize the Net Operating Losses for 2008 and 2009 tax years. The Bancorp is expecting to utilize the California net operating loss in 2010. The 2008 California NOL will begin to expire in 2018 if not fully utilized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 requires a certain methodology for measuring and reporting uncertain tax positions, as well as disclosures regarding such tax positions. The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal or local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2004 and by state and local taxing authorities for years before December 31, 2003. The Company's primary market areas are designated as "Enterprise Zones" and the Company receives tax credits for hiring individuals in these markets and receives an interest deduction for loans made in designated enterprise zones. The tax credits and interest deductions are significant to the Company in reducing its effective tax rate. These positions could be challenged by the California Franchise Tax Board, and an unfavorable adjustment could occur. The California Franchise Tax Board is currently conducting examinations of the State of California returns for 2003 and 2004. The Company determined its unrecognized tax benefit to be $465,000 at December 31, 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows: (in thousands)

Balance at January 1, 2008	$ 703
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(238)
Settlements	—
Balance at December 31, 2008	$ 465

During the year ended December 31, 2008, the Company was not assessed any interest and penalties. The Company had approximately $20,000 and $95,000 for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

12. RETIREMENT AND DEFERRED COMPENSATION PLANS

Substantially all employees with at least one year of service participate in a Company-sponsored employee stock ownership plan (ESOP). The Company made discretionary contributions to the ESOP for the year ended December 31, 2008 of $150,000 and $195,000 for each of the years ended December 2007 and 2006. At December 31, 2008 and 2007, the ESOP owned approximately 181,000 and 176,000, respectively, shares of the Company's common stock.

The Company maintains a 401(k) plan covering employees who have completed 1,000 hours of service during a 12-month period and are age 21 or older. Voluntary employee contributions are partially matched by the Company. The Company made contributions to the plan for the years ended December 31, 2008, 2007 and 2006 of $267,000, $310,000 and $313,000, respectively.

The Company has a nonqualified executive deferred compensation plan for key executives and directors. Under this plan, participants voluntarily elect to defer a portion of their salary, bonus or fees and the Company is required to credit these deferrals with interest. The Company's deferred compensation obligation of $3,064,000 and $2,986,000 as of December 31, 2008 and 2007, respectively, is included in accrued interest payable and other liabilities. The interest cost for this plan was $278,000, $273,000 and $228,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has a supplemental retirement plan for key executives, certain retired key executives and directors. These plans are nonqualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and holds policies with cash surrender values of $31,612,000 and $30,526,000 at December 31, 2008 and 2007, respectively. The related accrued pension obligation of $5,264,000 and $4,633,000 as of December 31, 2008 and 2007, respectively, is included in accrued interest payable and other liabilities.

The following tables set forth the status of the nonqualified supplemental retirement defined benefit pension plans at or for the year ended December 31 (in thousands):

	Pension Benefits	
	2008	2007
Change in projected benefit obligation:		
Projected obligation at beginning of year	$ 4,633	$ 4,476
Service cost	548	620
Interest cost	300	283
Benefit payments	(234)	(735)
Actuarial gains	17	(11)
Projected benefit obligation at end of year	$ 5,264	$ 4,633
Accumulated benefit obligation at end of year	$ 3,947	$ 3,482
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	234	736
Benefit payments	(234)	(736)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$ (5,264)	$ (4,633)
Items not yet recognized as a component of net periodic pension cost		
Development of prior service cost		
Prior year balance	144	175
Current year amortization	(31)	(31)
Prior service cost	113	144
Development of actuarial loss/(gain)		
Prior year balance	753	795
Current year amortization	(48)	(31)
Gain arising during current period	17	(11)
Actuarial loss	722	753
Total	835	897
Amounts recognized in the balance sheet consist of:		
Current liability	$ (229)	$ (234)
Noncurrent liability	(5,035)	(4,399)
Total pension liability	(5,264)	(4,633)
Accumulated other comprehensive income	835	897
Net amount recognized	$ (4,429)	$ (3,735)

Components of net periodic benefits cost:

	2008	2007	2006
Service cost	$ 548	$ 620	$ 490
Interest cost	300	283	269
Amortization of transition obligation/(asset)	—	—	—
Amortization of prior service cost	31	31	31
Amortization of actuarial loss	48	31	58
Net periodic benefit cost	$ 927	$ 965	$ 848
Other comprehensive (loss) income	$ (63)	$ (73)	$ 961

Amounts included in AOCI expected to be recognized during the next fiscal year

	2008	2007	2006
Prior service cost	$ 31	$ 31	$ 31
Actuarial loss	$ 19	$ 29	$ 1,287

Assumptions used to determine benefit obligations as of end of fiscal year and used in computing net periodic benefit cost

	2008	2007	2006
Measurement Date	12/31/2008	12/31/2007	12/31/2006
Discount rate	6.50%	6.50%	6.50%
Expected return on assets	N/A	N/A	N/A
Rate of compensation increase	8.00%	8.00%	8.00%

Estimated costs expected to be accrued in 2009 are $925,000. The following table presents the benefits expected to be paid under the plan in the periods indicated (in thousands):

Year	Pension Benefits
2009	$ 229
2010	$ 241
2011	$ 250
2012	$ 250
2013	$ 250
2014 - 2018	$ 3,685

13. STOCK-BASED COMPENSATION

During 2008, 2007 and 2006, each director was awarded 900 shares of common stock, resulting in an additional 7,200 shares being issued each year. Compensation cost related to these awards was recognized based on the fair value of the shares at the date of the award.

Under the Company's stock option plans as of December 31, 2008, 371,055 shares of the Company's common stock are available for future grants to directors and employees of the Company. Under the Director Plan, options may not be granted at a price less than 85% of fair market value at the date of the grant. Under the Employee Plan, options may not be granted at a price less than the fair market value at the date of the grant. Under both plans, options may be exercised over a ten year term. The vesting period is generally four years; however the vesting period can be modified at the discretion of the Company's Board of Directors, and for all options granted in the fourth quarter in 2008 the vesting period is five years. A summary of outstanding stock options follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding, January 1, 2006	896,560	$ 9.51		
Granted	62,157	17.27		
Exercised	(141,106)	9.60		
Expired or canceled	(38,899)	$ 16.41		
Outstanding December 31, 2006	778,712	$ 9.77		
Granted	63,613	20.41		
Exercised	(104,952)	8.32		
Expired or canceled	(13,731)	$ 18.85		
Outstanding December 31, 2007	723,642	$ 10.75		
Granted	390,611	7.67		
Exercised	(75,551)	6.86		
Expired or canceled	(51,300)	$ 12.47		
Outstanding December 31, 2008	987,402	$ 9.74	6 years	$ —
Fully vested and exercisable at December 31, 2008	569,013	$ 10.36	3 years	$ —
Options expected to vest	418,389	$ 8.89	9 years	$ —

Information about stock options outstanding at December 31, 2008 is summarized as follows:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life (Years)	Average Exercise Price of Options Outstanding	Options Exercisable	Average Exercise Price of Options Exercisable
$ 6.59-8.58	225,200	1	$ 7.38	225,200	$ 7.38
$ 7.58-8.87	124,953	2	$ 7.94	124,953	$ 7.94
$ 9.40-10.24	49,136	3	$ 9.97	49,136	$ 9.97
$ 13.06	33,525	4	$ 13.06	33,525	$ 13.06
$ 15.72-16.18	25,062	5	$ 15.79	25,062	$ 15.79
$ 17.00-19.86	44,523	6	$ 18.76	35,618	$ 18.76
$ 16.20-17.95	42,579	7	$ 17.32	25,546	$ 17.32
$ 20.03-24.75	53,563	8	$ 20.37	22,144	$ 20.37
$ 4.79-13.01	388,861	9	$ 7.65	27,829	$ 12.78

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for options that were in-the-money at December 31, 2008. The intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 totaled $101,000, $1,068,000 and $1,111,000, respectively. The total fair value of the shares that vested during the years ended December 31, 2008, 2007 and 2006 totaled $316,000, $247,000 and $170,000, respectively.

The compensation cost that has been charged against income for stock based compensation was $352,000, $368,000 and $293,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, the total unrecognized compensation cost related to stock-based awards granted to employees under the Company's stock option plans was $588,000. This cost will be amortized on a straight-line basis over a weighted average period of approximately 1.7 years and will be adjusted for subsequent changes in estimated forfeitures.

Cash received from stock option exercises under the Company's option plans for 2008 and 2007 was $518,000 and $899,000, respectively. The cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are classified as a cash flow from financing activities in the consolidated statement of cash flows. These excess tax benefits from stock option exercises under the stock option plans totaled $41,000, $173,000 and $174,000 for 2008, 2007 and 2006, respectively.

14. STOCK REPURCHASE PLAN

The Board of Directors approved a plan to repurchase up to 4%, or approximately 300,000 shares of the outstanding common stock of the Company in 2006. Stock repurchases were made from time to time on the open market. The timing of the purchases and the exact number of shares purchased was dependent on market conditions. The share repurchase program did not include specific price targets or timetables and could have been suspended by the Board of Directors at any time. During 2006 all 300,000 shares were repurchased for $5,270,000 at an average price of $17.57 per share.

15. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled as follows (in thousands):

	2008	2007	2006
Calculation of Basic Earnings Per Share:			
Numerator - net (loss) income	$ (1,794)	$ 6,534	$ 10,396
Denominator - weighted average common shares outstanding	7,461	7,361	7,380
Basic (loss) earnings per share	$ (0.24)	$ 0.89	$ 1.41
Calculation of Diluted Earnings Per Share:			
Numerator - net (loss) income	$ (1,794)	$ 6,534	$ 10,396
Denominator:			
Weighted average common shares outstanding	7,461	7,361	7,380
Dilutive effect of outstanding options	—	273	258
Weighted average common shares outstanding and common share equivalents	7,461	7,634	7,638
Diluted (loss) earnings per share	$ (0.24)	$ 0.86	$ 1.36

16. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes that the ultimate resolution of all pending legal actions will not have a material effect on the Company's financial position or results of its operations or its cash flows.

The Company has operating leases for certain premises and equipment. These leases expire on various dates through 2023 and have various renewal options ranging from 3 to 15 years. Rent expense for such leases for the years ended December 31, 2008, 2007 and 2006 was $1,439,000, $1,316,000 and 1,259,000.

The following schedule represents the Company's noncancelable future minimum scheduled lease payments at December 31, 2008 (in thousands):

2009	$ 1,417
2010	1,113
2011	720
2012	531
2013	529
Thereafter	1,356
Total	$ 5,666

The Company was contingently liable under letters of credit issued on behalf of its customers in the amount of $7,003,000 and $10,314,000 at December 31, 2008 and 2007. At December 31, 2008, commercial and consumer lines of credit and real estate loans of approximately $97,110,000 and $61,820,000 were undisbursed. At December 31, 2007, commercial and consumer lines of credit and real estate loans of approximately $79,024,000 and $134,570,000 were undisbursed.

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business or personal assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial customers and such guarantees are typically short term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2008 and 2007. The Company recognizes these fees as revenues over the term of the commitment or when the commitment is used.

Loan commitments and standby letters of credit involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2008 and 2007, no losses are anticipated as a result of these commitments.

In management's opinion, a concentration exists in real estate-related loans which represent approximately 76% and 77% of the Company's loan portfolio at December 31, 2008 and 2007. Although management believes such concentrations to have no more than the normal risk of collectibility, a continued substantial decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represents the primary source of repayment for a majority of these loans.

17. RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, certain officers, directors and their associates and principal shareholders were indebted to the Company for loans made on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated parties.

A summary of activity for the years ended December 31, 2008 and 2007 is as follows (in thousands; renewals are not reflected as either new loans or repayments):

	2008	2007
Beginning balance	$ 8,494	$ 8,759
Borrowings	323	1,391
Repayments	(2,271)	(1,656)
	$ 6,546	$ 8,494
Undisbursed commitments	$ 1,200	$ 1,111

18. REGULATORY MATTERS

The Company and NVB are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines, the Company and NVB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined) are maintained. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

NVB is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, NVB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. The most recent notifications from the FDIC for NVB as of December 31, 2008 categorized NVB as well-capitalized under these guidelines. There are no conditions or events since that notification that management believes have changed NVB's category.

Management believes, as of December 31, 2008 and 2007, that the Company and NVB met all capital adequacy requirements to which they are subject. There are no conditions or events since those notifications that management believes have changed the categories.

The Company's and NVB's actual capital amounts (in thousands) and ratios are also presented in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Minimum Amount	Minimum Ratio	Minimum Amount	Minimum Ratio
Company						
As of December 31, 2008:						
Total capital (to risk weighted assets)......	$ 104,125	12.75%	$ 65,333	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)......	$ 89,231	10.93%	$ 32,655	4.00%	N/A	N/A
Tier 1 capital (to average assets)........	$ 89,231	10.36%	$ 34,452	4.00%	N/A	N/A
As of December 31, 2007:						
Total capital (to risk weighted assets)......	$ 108,098	12.00%	$ 72,065	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)......	$ 93,954	10.43%	$ 36,032	4.00%	N/A	N/A
Tier 1 capital (to average assets)........	$ 93,954	10.29%	$ 36,522	4.00%	N/A	N/A
North Valley Bank						
As of December 31, 2008:						
Total capital (to risk weighted assets)......	$ 102,906	12.61%	$ 65,285	8.00%	$ 81,607	10.00%
Tier 1 capital (to risk weighted assets)......	$ 92,693	11.36%	$ 32,638	4.00%	$ 48,958	6.00%
Tier 1 capital (to average assets)........	$ 92,693	10.79%	$ 34,363	4.00%	$ 42,953	5.00%
As of December 31, 2007:						
Total capital (to risk weighted assets)......	$ 105,715	11.73%	$ 72,099	8.00%	$ 90,124	10.00%
Tier 1 capital (to risk weighted assets)......	$ 94,960	10.54%	$ 36,038	4.00%	$ 54,057	6.00%
Tier 1 capital (to average assets)........	$ 94,960	10.43%	$ 36,418	4.00%	$ 45,523	5.00%

The Company's ability to pay cash dividends is dependent on dividends paid to it by NVB and limited by California law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. California General Corporation Law prohibits the Company from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

The Company's ability to pay dividends is also limited by certain covenants contained in the indentures relating to trust preferred securities that have been issued by four business trusts and corresponding junior subordinated debentures. The Company owns the common stock of the four business trusts. The indentures provide that if an Event of Default (as defined in the indentures) has occurred and is continuing, or if the Company is in default with respect to any obligations under our guarantee agreement which covers payments of the obligations on the trust preferred securities, or if the Company gives notice of any intention to defer payments of interest on the debentures underlying the trust preferred securities, then the Company may not, among other restrictions, declare or pay any dividends. On January 29, 2009 the Company's Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock beginning in 2009.

Dividends from NVB to the Company are restricted under certain federal laws and regulations governing banks. In addition, California law restricts the total dividend payments of any bank to the lesser of the bank's retained earnings or the bank's net income for the latest three fiscal years, less dividends previously declared during that period, at any time without the prior approval of the California Department of Financial Institutions. As of December 31, 2008, the maximum amount available for dividend distributions by NVB to the Company under these restrictions was approximately $5.4 million.

19. FAIR VALUE MEASAUREMENTS

The carrying amounts and estimated fair values of the Company's financial instruments are as follows (in thousands)

	2008		2007	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Cash and cash equivalents	$ 27,153	$ 27,153	$ 28,569	$ 28,569
FHLB, FRB and other securities	5,825	5,825	6,238	6,238
Securities:				
Available for sale	76,345	76,345	104,341	104,341
Held to maturity	21	20	31	31
Loans and leases	682,095	687,891	735,498	741,694
Bank owned life insurance	31,612	31,612	30,526	30,526
Mortgage servicing assets	542	458	677	798
Accrued interest receivable	2,742	2,742	3,912	3,912
FINANCIAL LIABILITIES				
Deposits	$ 754,944	$ 758,387	$ 736,739	$ 737,021
Other borrowed funds	3,516	3,516	87,192	87,191
Subordinated debentures	31,961	31,605	31,961	29,105
Accrued interest payable	1,243	1,243	1,423	1,423

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimation technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of financial instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Estimates of fair value have not been adjusted to reflect tax ramifications or changes in market conditions subsequent to December 31, 2008; therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following methods and assumptions were used to estimate the fair value of financial instruments. For cash and cash equivalents, variable-rate loans and leases, accrued interest receivable and payable, FHLB, FRB stock and other securities, bank owned life insurance, demand deposits and short-term borrowings, the carrying amount is estimated to be fair value. For investment securities, fair values are based on quoted market prices, quoted market prices for similar securities and indications of value provided by brokers. The fair values for fixed-rate loans and leases are estimated using discounted cash flow analyses, using interest rates currently being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. Fair values for mortgage servicing assets is estimated using projected cash flows adjusted for the effects of anticipated prepayments, using a market discount rate. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Company for certificates with similar remaining maturities. The fair value of subordinated debentures was determined based on the current market for like-kind instruments of a similar maturity and structure. The fair values of commitments are estimated using the fees currently charged to enter into similar agreements and are not significant and, therefore, not included in the above table.

On January 1, 2008, the Company adopted FASB Statement No. 157 (SFAS 157), *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurement. There was no cumulative effect adjustment to beginning retained earnings recorded upon adoption and no impact on the financial statements for the year ended December 31, 2008.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. The FSP was effective immediately and clarifies the application of FASB Statement No. 157, *Fair Value Measurements* in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The following tables present information about the Company's assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2008, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

Decscription	Fair Value December 31, 2008	Fair Value Measurements at December 31, 2008, Using — Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-Sale Securities	$ 76,345	$ 76,345	$ —	$ —
Total Assets Measured at Fair Value on a Recurring Basis	$ 76,345	$ 76,345	$ —	$ —

Available-for-Sale Securities - Fair values for investment securities are based on quoted market prices.

Assets measured at fair value on a nonrecurring basis are summarized below (in thousands):

Decscription	Fair Value December 31, 2008	Fair Value Measurements at December 31, 2008, Using — Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired Loans	$ 18,936	$ —	$ 18,936	$ —
Other Real Estate Owned	10,408	—	10,408	—
Total Assets Measured at Fair Value on a Nonrecurring Basis	$ 29,344	$ —	$ 29,344	$ —

Impaired loans - Impaired loans, which are measured for impairment using the fair value of the collateral for the collateral dependent loans, had a carrying amount of $18,936,000, with a specific reserve of $1,755,000.

Other Real Estate Owned – Other real estate owned represents real estate which the Company has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the fair value of the real estate less costs to sell, which becomes the property's new basis.

20. OTHER NONINTEREST EXPENSES

The major classifications of other noninterest expenses for the years ended December 31 were as follows (in thousands):

	2008	2007	2006
Data processing	$ 2,349	$ 2,227	$ 2,300
Professional services	1,305	1,572	1,583
ATM and on-line banking	1,040	986	845
Marketing expense	938	959	1,139
Operations expense	803	881	848
Printing and supplies	693	700	715
Director expense	620	579	575
Postage	607	524	563
Loan expense	575	419	434
Amortization of intangibles	398	651	651
Messenger	337	348	289
Merger expense	—	760	—
Other	3,427	3,002	2,722
	$ 13,092	$ 13,608	$ 12,664

21. PARENT COMPANY ONLY - CONDENSED FINANCIAL INFORMATION

The condensed financial statements of North Valley Bancorp are presented below (in thousands):

CONDENSED BALANCE SHEET
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 3,062	$ 4,744
Investments in banking subsidiaries	107,047	110,088
Investments in other subsidiaries	2	2
Investment in unconsolidated subsidiary grantor trusts	961	961
Other assets	1,930	187
Total assets	$ 113,002	$ 115,982
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ 750	$ 739
Subordinated debentures	31,961	31,961
Other liabilities	3,033	1,811
Stockholders' equity	77,258	81,471
Total liabilities and stockholders' equity	$ 113,002	$ 115,982

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
INCOME:			
Dividends from subsidiaries	$ 4,000	$ 5,000	$ 10,000
Other income	—	—	10,737
Total income	4,000	5,000	20,737
EXPENSE:			
Interest on subordinated debentures	2,340	2,438	2,456
Salaries and employee benefits	—	—	9,258
Legal and accounting	517	906	988
Other	1,679	1,926	3,205
Merger and acquisition expense	—	761	—
Tax benefit	(1,796)	(2,498)	(2,052)
Total expense	2,740	3,533	13,855
Income before equity in undistributed income of subsidiaries	1,260	1,467	6,882
Equity in (distributed) undistributed (loss) income of subsidiaries	(3,054)	5,067	3,514
Net (loss) income	(1,794)	6,534	10,396
Other comprehensive (loss) income, net of tax	(342)	954	109
Total comprehensive (loss) income	$ (2,136)	$ 7,488	$ 10,505

CONDENSED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (1,794)	$ 6,534	$ 10,396
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Equity in distributed (undistributed) loss (income) of subsidiaries	3,054	(5,067)	(3,514)
Loss on sales of securities	—	—	24
Stock-based compensation expense	352	368	293
Effect of changes in:			
Other assets	(1,831)	868	552
Other liabilities	966	1,737	(834)
Net cash provided by operating activities	747	4,440	6,917
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of available for sale securities	—	—	25
Sale or repayment of investments in subsidiaries	—	10	622
Net cash provided by investing activities	—	10	647
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,988)	(2,948)	(2,933)
Repurchase of common stock	—	—	(5,270)
Exercise of stock options, including tax benefit	559	1,072	695
Net cash used in financing activities	(2,429)	(1,876)	(7,508)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,682)	2,574	56
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,744	2,170	2,114
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,062	$ 4,744	$ 2,170

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name	Sequential Page No
2(a)	Agreement and Plan of Reorganization and Merger, dated as of October 3, 1999 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 12, 1999).	*
2(b)	Addendum to Agreement and Plan of Reorganization and Merger dated as of September 25, 2000 (incorporated by reference from Exhibit 2.7 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
2(c)	Agreement and Plan of Merger dated April 23, 2004, by and between North Valley Bancorp and Yolo Community Bank (incorporated by reference from Exhibit 99.54 to the Company's Current Report on Form 8-K filed with the Commission on April 26, 2004).	*
2(d)	Agreement and Plan of Reorganization dated April 10, 2007, between Sterling Financial Corporation and North Valley Bancorp (incorporated by reference from Exhibit 99.128 to the Company's Current Report on Form 8-K filed with the Commission on April 11, 2007). Terminated effective December 1, 2007.	*
3(a)	Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
3(b)	Certificate of Amendment of Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 99.108 to the Company's Current Report on Form 8-K filed with the Commission April 5, 2006).	*
3(c)	By-laws of North Valley Bancorp, as amended and restated (incorporated by reference from Exhibit 99.109 to the Company's Current Report on Form 8-K filed with the Commission April 5, 2006).	*
4(a)	Amended and Restated Declaration of Trust (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(a) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(b)	Indenture (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(c)	Junior Subordinated Debt security of North Valley Bancorp (incorporated by reference from Exhibit 4(c) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(d)	Guarantee Agreement for North Valley Capital Trust I (North Valley Bancorp) dated July 16, 2001 (incorporated by reference from Exhibit 4(d) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*

Exhibit No.	Exhibit Name	Sequential Page No
4(e)	Amended and Restated Declaration of Trust (North Valley Capital Trust II) dated April 10, 2003 (incorporated by reference from Exhibit 4(e) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(f)	Indenture (North Valley Capital Trust II) dated April 10, 2003 (incorporated by reference from Exhibit 4(f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(g)	Guarantee Agreement for North Valley Capital Trust II (North Valley Bancorp) dated April 10, 2003 (incorporated by reference from Exhibit 4(g) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(h)	Amended and Restated Declaration of Trust (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(h) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(i)	Indenture (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(j)	Guarantee Agreement for North Valley Capital Trust III (North Valley Bancorp) dated May 5, 2004 (incorporated by reference from Exhibit 4(j) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(k)	Amended and Restated Declaration of Trust (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.94 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006)	*
4(l)	Indenture (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.95 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(m)	Guarantee Agreement for North Valley Capital Statutory Trust IV (North Valley Bancorp) dated December 29, 2005 (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(n)	Junior Subordinated Debt Security Due 2036 (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(o)	Capital Security Certificate (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*

Exhibit No.	Exhibit Name	Sequential Page No
10(a)	Shareholder Protection Rights Agreement, dated September 9, 1999 (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on September 23, 1999).	*
10(b)	North Valley Bancorp 1989 Employee Stock Option Plan, as amended (incorporated by reference from Exhibit 4.1 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(c)	North Valley Bancorp 1989 Employee Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.3 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(d)	North Valley Bancorp 1989 Director Stock Option Plan, as amended (incorporated by reference from Exhibit 4.2 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(e)	North Valley Bancorp 1989 Director Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.4 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(f)	North Valley Bancorp Employee Stock Ownership Plan, amended and restated as of January 1, 1999 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **	*
10(g)	First Amendment to North Valley Bancorp Employee Stock Ownership Plan, dated October 24, 2002 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **.	*
10(h)	Second Amendment to North Valley Bancorp Employee Stock Ownership Plan, dated November 17, 2003 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **	*
10(i)	Third Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective September 1, 2004(incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **	*
10(j)	Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10(i) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(k)	Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10(j) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*

Exhibit No.	Exhibit Name	Sequential Page No
10(l)	Supplemental Retirement Plan for Directors (incorporated by reference from Exhibit 10 (k) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(m)	Deleted.	
10(n)	Executive Deferred Compensation Plan, effective January 1, 1989, restated April 1, 1995 (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(o)	Directors' Deferred Compensation Plan, effective April 1, 1995 (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(p)	Umbrella TrustTM for Directors, effective April 1, 1995 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31 1997). **	*
10(q)	Umbrella TrustTM for Executives, effective April 1, 1995 (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(r)	Indemnification Agreement (incorporated by reference from Exhibit 10 to the Company's Quarterly Report filed with the Commission for the period ended June 30, 1998).	*
10(s)	North Valley Bancorp 1998 Employee Stock Incentive Plan, as amended through July 26, 2001 (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65950) filed with the Commission on July 26, 2001). **	*
10(t)	North Valley Bancorp 1999 Director Stock Option Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65948) filed with the Commission on July 26, 2001). **	*
10(u)	Amendment No. Two to the North Valley Bancorp 1989 Director Stock Option Plan (incorporated by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1998). **	*
10(v)	Branch Purchase and Assumption Agreement dated as of September 15, 2000, between North Valley Bancorp and Scott Valley Bank (incorporated by reference from Exhibit 99.19 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
10(w)	Form of Executive Deferred Compensation Agreement executed in December 2000 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter and Eric J. Woodstrom (incorporated by reference from Exhibit 10(y) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*

Exhibit No.	Exhibit Name	Sequential Page No
10(x)	Form of Director Deferred Fee Agreement executed in December 2000 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10(aa) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(y)	Form of Director Deferred Fee Agreement executed in December 2000 between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., J. Michael McGowan, Warren L. Murphy and Dolores M. Vellutini (incorporated by reference from Exhibit 10(bb) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(z)	Form of Employment Agreement executed in January 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(cc) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(aa)	Deleted.	
10(bb)	Form of Salary Continuation Agreement executed in October 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(cc)	Park Marina Lease dated July 23, 2001, between The McConnell Foundation and North Valley Bancorp for 300 Park Marina Circle, Redding, California 96001 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
10(dd)	Form of Salary Continuation Agreement executed in October 2001 between Six Rivers National Bank and each of Russell Harris and Margie L. Plum (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(ee)	Form of Executive Deferred Compensation Agreement executed in January 2001 between North Valley Bank and Edward J. Czajka (incorporated by reference from Exhibit 10(hh) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)**	*
10(ff)	Form of Executive Deferred Compensation Agreement executed in December 2001 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter, Edward J. Czajka and Eric J. Woodstrom (incorporated by reference from Exhibit 10(ii) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*

Exhibit No.	Exhibit Name	Sequential Page No
10(gg)	Form of Executive Deferred Compensation Agreement executed in January 2002 between Six Rivers National Bank and Russell Harris (incorporated by reference from Exhibit 10(jj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(hh)	Form of Director Deferred Fee Agreement executed in December 2001 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas W. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10(kk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(ii)	Director Deferred Fee Agreement executed in December 2001 between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., John J. Gierek, Jr., Warren L. Murphy and Dolores M. Vellutini (incorporated by reference from Exhibit 10 (ll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(jj)	Information services contract with Information Technology, Inc. dated June 17, 2002 (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2002).	*
10(kk)	Form of Employment Agreement executed in March 2004 between North Valley Bancorp and Russell Harris (incorporated by reference from Exhibit 10(jj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).**	*
10(ll)	Form of Employment Agreement dated August 31, 2004 between North Valley Bancorp and Yolo Community Bank and John A. DiMichele (incorporated by reference from Exhibit 99.71 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2004).**	*
10(mm)	Executive Deferred Compensation Agreement dated December 31, 2004 between North Valley Bancorp and John A. DiMichele (incorporated by reference from Exhibit 10(nn) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(nn)	Severance and Release Agreement (effective as of February 4, 2005) between John A. DiMichele and North Valley Bancorp and NVB Business Bank, formerly named Yolo Community Bank (incorporated by reference from Exhibit 99.78 to the Company's Current Report on Form 8-K filed with the Commission on March 9, 2005).**	*
10(oo)	Executive Deferred Compensation Agreement dated December 31, 2004 between North Valley Bancorp and Leo J. Graham (incorporated by reference from Exhibit 10(oo) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*

Exhibit No.	Exhibit Name	Sequential Page No
10(pp)	Director Deferred Fee Agreement dated December 31, 2004 between North Valley Bancorp and Martin Mariani (incorporated by reference from Exhibit 10(pp) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(qq)	Amendment No. 1 to Park Marina Lease, dated July 24, 2003, between The McConnell Foundation and North Valley Bancorp (incorporated by reference from Exhibit 10(kk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*
10(rr)	Cottonwood Branch sublease extension agreement dated August 7, 2003, between North Valley Bank and North State Grocery, Inc. (incorporated by reference from Exhibit 10 (ll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*
10(ss)	Westwood Branch lease agreement dated December 1, 2003, between North Valley Bank and Daha Investments (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*
10(tt)	Lease Agreement for 618 Main Street, Woodland, California, dated February 26, 2004, between Yolo Community Bank and Thomas and Margaret Stallard (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(uu)	Lease Agreement for 626, 628 Main Street, 400 Second Street, Woodland, California, dated February 26, 2004, between Yolo Community Bank and Thomas and Margaret Stallard (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(vv)	Lease for 100 B Street, Suite 110, Santa Rosa, California, dated October 19, 2004, between North Valley Bank and Sonja Valentina LLC (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(ww)	Lease for 375 North Sunrise Blvd., Suite 100, Roseville, California, dated January 7, 2005, between Yolo Community Bank and MW Investments (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(xx)	Office Building Lease for 101 North State Street, Suite A, Ukiah, California, dated November 3, 2004, between North Valley Bank and Southport Land & Commercial Company, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*

Exhibit No.	Exhibit Name	Sequential Page No
10(yy)	Lease for 711 Jefferson Street, Suite A, Fairfield, California, dated September 30, 2004, between Yolo Community Bank and JLC Contracting, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(zz)	North Valley Bancorp 401(k) Plan, amended and restated effective September 1, 2004 (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).**	*
10(aaa)	Fourth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective March 28, 2005 (incorporated by reference from Exhibit 10(aaa) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).**	*
10(bbb)	Deleted.	
10(ccc)	Deleted.	
10(ddd)	Severance and Release Agreement (effective as of May 31, 2005) between Edward J. Czajka, Executive Vice President and Chief Financial Officer of the North Valley Bancorp (incorporated by reference from Exhibit 99.83 to the Company's Current Report on Form 8-K filed with the Commission on June 8, 2005).**	*
10(eee)	Form of Executive Employment Agreement between North Valley Bancorp for Scott Louis, Roger Nash, and Gary Litzsinger (incorporated by reference from Exhibit 99.91 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).**	*
10(fff)	Amendment to information services contract with Information Technology, Inc. dated June 17, 2002 (incorporated by reference from Exhibit 99.92 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).	*
10(ggg)	North Valley Bancorp Salary Continuation Plan with Jack R. Richter, dated December 31, 2005 (incorporated by reference from Exhibit 99.102 to the Company's Current Report on Form 8-K filed with the Commission on January 6, 2006).**	*
10(hhh)	First Amendment to North Valley Bancorp Employee (401k) Plan, effective April 28, 2005. (incorporated by reference from Exhibit 10(hhh) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2005)**	*
10(iii)	Second Amendment to North Valley Bancorp Employee (401k) Plan, effective April 28, 2005. (incorporated by reference from Exhibit 10(iii) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2005)**	*

Exhibit No.	Exhibit Name	Sequential Page No
10(jjj)	Third Amendment to North Valley Bancorp Employee (401k) Plan, effective December 30, 2005. (incorporated by reference from Exhibit 10(jjj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2005) **	*
10(kkk)	Fourth Amendment to North Valley Bancorp Employee (401k) Plan, effective January 1, 2006 **	
10(lll)	Fifth Amendment to North Valley Bancorp Employee (401k) Plan, effective as of September 1, 2004 (incorporated by reference from Exhibit 10(ooo) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(mmm)	Sixth Amendment to North Valley Bancorp Employee (401k) Plan, effective January 1, 2008 (incorporated by reference from Exhibit 99.162 to the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008). **	*
10(nnn)	Seventh Amendment to North Valley Bancorp Employee (401k) Plan, effective February 16, 2009. **	
10(ooo)	Fifth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective June 4, 2005 (incorporated by reference from Exhibit 10(kkk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(ppp)	North Valley Bancorp Director Deferred Fee Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(lll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(qqq)	North Valley Bancorp Executive Deferred Commission Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(mmm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(rrr)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(nnn) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(sss)	First Amendment to the North Valley Bancorp Employee Stock Ownership Plan, as Amended and Restated effective January 1, 2006 (incorporated by reference from Exhibit 10(ppp) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(ttt)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(qqq) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*

Exhibit No.	Exhibit Name	Sequential Page No
10(uuu)	Form of Amendment of the North Valley Bancorp Employee Stock Ownership Plan (incorporated by reference from Exhibit 10(rrr) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(vvv)	Lease for 1828-1844 Park Marina Drive, Redding, California, dated July 30, 2007 (incorporated by reference from Exhibit 10(sss) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007).	*
10(www)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.146 to the Company's Current Report on Form 8-K filed with the Commission on January 7, 2008).**	*
10(xxx)	North Valley Bancorp Executive Deferred Compensation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.147 to the Company's Current Report on Form 8-K filed with the Commission on January 7, 2008).**	*
10(yyy)	First Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective January 1, 2008 (incorporated by reference from Exhibit 99.163 to the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008).**	*
10(zzz)	North Valley Bancorp Director Deferred Fee Plan, Amended and Restated effective January 1, 2008 (incorporated by reference from Exhibit 99.164 to the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008).**	*
10(aaaa)	Lease for 837 Harris Street, Eureka, California, dated March 5, 2008, between North Valley Bank and L & H Properties, LLC. (incorporated by reference from Exhibit 99.156 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2007).	*
10(bbbb)	Lease for 750 Mason Street, Suite 202, Vacaville, California, dated August 5, 2008, between North Valley Bank and Green Valley, LLC.	
10(cccc)	Extension and First Amendment to Lease for 100 "B" Street, Suite 100, Santa Rosa, California, dated November 15, 2008, between North Valley Bank and Sonya Valentina LLC.	
10(dddd)	Lease for 793 Redwood Drive, Garberville, California, dated March 1, 2007, between North Valley Bank and Bank of the West and Charles S. Wagner, Co-Trustees of the Edward H. Wagner Trust and Bank of the West, sole trustee of the Wagner Trust of 1979.	

Exhibit No.	Exhibit Name	Sequential Page No
10(eeee)	Lease for 1640 Central Avenue, McKinleyville, California, dated March 24, 1994, between Six Rivers National Bank and William P. Gross & Ruth R. Gross, as co-trustees of the William P. Gross & Ruth R. Gross 1990 Trust, UTD 10/06/90 .	
10(ffff)	Lease for 9934A Deschutes Road, Palo Cedro, California, dated August 15, 1995, between North Valley Bank and Donlon H. Gabrielsen and Agnes H. Gabrielsen as Co- Trustees under the Gabrielsen Family Trust dated October 20, 1992.	
10(gggg)	Sub-Sublease for 3315 Placer Street, Redding, California, dated August 14, 1998, between North Valley Bank and North State Grocery, Inc.	
10(hhhh)	North Valley Bancorp 2008 Stock Incentive Plan (incorporated by reference from the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Shareholders, filed with the Commission on April 22, 2008). **	*
14	North Valley Bancorp Corporate Governance Code of Ethics (incorporated by reference from Exhibit 14 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
21	List of Subsidiaries.	
23	Consent of Perry-Smith LLP	
31	Rule 13a-14(a) / 15d-14(a) Certifications	
32	Section 1350 Certifications	

---

* Previously filed.

** Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP

By:

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and Chief Financial Officer

DATE: March 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	March 16, 2009
/s/ Michael J. Cushman Michael J. Cushman	Director, President and Chief Executive Officer (Principal Executive Officer)	March 16, 2009
/s/ William W. Cox William W. Cox	Director	March 16, 2009
/s/Royce L. Friesen Royce L. Friesen	Director	March 16, 2009
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	March 16, 2009
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	March 16, 2009
/s/ Roger B. Kohlmeier Roger B. Kohlmeier	Director	March 16, 2009
/s/ Martin A. Mariani Martin A. Mariani	Director	March 16, 2009
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	March 16, 2009
/s/ Kevin R. Watson Kevin R. Watson	Executive Vice President and Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	March 16, 2009

Exhibit 21

List of Subsidiaries

North Valley Bank

North Valley Trading Company (inactive)

North Valley Capital Trust I (unconsolidated)

North Valley Capital Trust II (unconsolidated)

North Valley Capital Trust III (unconsolidated)

North Valley Capital Statutory Trust IV (unconsolidated)

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-152511, 333-61771, 333-79531, 333-65948 and 333-65950 of North Valley Bancorp on Form S-8 of our reports, dated March 5, 2009, relating to our audits of the consolidated financial statements and management's report on internal control over financial reporting, appearing in this Annual Report on Form 10-K of North Valley Bancorp for the year ended December 31, 2008.

/s/ Perry-Smith LLP

Sacramento, California
March 12, 2009

Exhibit 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008

I, Michael J. Cushman, President and Chief Executive Officer (Principal Executive Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

I, Kevin R. Watson, Executive Vice President and Chief Financial Officer (Principal Financial & Accounting Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ KEVIN R. WATSON

Kevin R. Watson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer & Principal Accounting Officer)

Exhibit 32

Section 1350 Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
with Respect to the North Valley Bancorp Annual Report on Form 10-K
for the year ended December 31, 2008

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of North Valley Bancorp, a California corporation (the "Company"), does hereby certify that:

The Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

Information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 16, 2009

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 16, 2009

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer & Principal Accounting Officer)

Annual Meeting

May 28, 2009, 5:30 p.m.
North Valley Bancorp
Administrative Offices
300 Park Marina Circle
Redding, California

Auditors

Perry-Smith LLP
Sacramento, California

Legal Counsel

Dodd ▪ Mason ▪ George LLP
San Jose, California

Trading Exchange/Symbol

NASDAQ Global Select Market:
NOVB

Market Makers

For purchases and sales of
North Valley Bancorp stock, call:
Sandler O'Neill & Partners, L.P.,
(800) 635-6851
Howe Barnes, (800) 346-5544
D.A. Davidson & Co., (800) 755-7589

Transfer Agent

BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
1-800-839-2657
Web Site address:
www.bnymellon.com/shareowner/isd

Community Participation

Good citizenship is something we take very seriously, and it has long been a part of North Valley Bank's core values.

North Valley Bank's community support takes several forms. For one, it's our approach to doing business – getting to know our customers and understanding their communities' values. For another, it's our financial assistance to the non-profit and service organizations that are such a vital part of the community's infrastructure. And finally, it's our people who gave nearly 6,000 hours to help others, from employees who volunteer at community fundraisers and on non-profit boards, to our board members who are active community supporters as well.



North Valley Bank was nationally recognized for contributions to the community at the American Bankers Association National Conference for Community Bankers. North Valley Bank was awarded a Certificate of Recognition for community revitalization efforts in 2008.



Among involvement in 2008, North Valley Bankers teamed up with the ABA Foundation to provide "Teach Children to Save" and "Get Smart About Credit" presentations to local school children and youth groups. More than 500 students learned from NVB bankers through presentations at schools and youth organizations. In addition, North Valley Bank was recognized with a Community Impact Award by the Senior Housing Crime Prevention Program for sponsorship of the Senior Crimestoppers' Program, which operates in participating nursing homes.

North Valley Bank is honored to receive recognition for its commitment, passion and leadership in the North State. The bank and its employees have distinguished themselves for their longstanding commitment of giving back to the communities we serve.



North Valley Bank

NORTH VALLEY BANK BUSINESS BANKING CENTER
300 Park Marina Circle
Redding, CA 96001
(530) 226-0500

EUREKA DOWNTOWN AND BUSINESS BANKING CENTER
402 F Street
Eureka, CA 95501
(707) 443-8400

INVESTMENT SERVICES
Investors Marketplace
(through Essex National Securities, Inc.)
1327 South Street
Redding, CA 96001
(530) 243-0214

RESIDENTIAL REAL ESTATE CENTER
1844 Park Marina Drive
Redding, CA 96001
(530) 226-2930

ANDERSON
2686 Gateway Drive
Anderson, CA 96007
(530) 226-2950

COTTONWOOD
(In Holiday Market)
20635 Gas Point Road
Cottonwood, CA 96022
(530) 226-2967

CRESCENT CITY
1492 Northcrest Drive
Crescent City, CA 95531
(707) 465-8900

EUREKA MALL
838 W. Harris
Eureka, CA 95503
(707) 443-8488

FERNDALE
394 Main Street
Ferndale, CA 95536
(707) 786-9522

GARBERVILLE
793 Redwood Drive
Garberville, CA 95542
(707) 923-2152

HAYFORK
7061 State Highway 3
Hayfork, CA 96041
(530) 628-5215

MCKINLEYVILLE
1640 Central Avenue
McKinleyville, CA 95519
(707) 839-8400

PALO CEDRO
9334-A Deschutes Road
Palo Cedro, CA 96073
(530) 547-5715

BUENAVENTURA
(In Holiday Market)
3315 Placer Street
Redding, CA 96001
(530) 226-2959

CHURN CREEK
2245 Churn Creek Road
Redding, CA 96002
(530) 226-2952

COUNTRY CLUB
2930 Bechelli Lane
Redding, CA 96002
(530) 226-2940

ENTERPRISE
880 E. Cypress Avenue
Redding, CA 96002
(530) 226-2962

SOUTH STREET
1327 South Street
Redding, CA 96001
(530) 226-2920

WESTWOOD
6392-J Westside Road
Redding, CA 96001
(530) 226-2956

SHASTA LAKE
4715 Shasta Dam Blvd.
Shasta Lake, CA 96019
(530) 226-2977

WEAVERVILLE
595 Main Street
Weaverville, CA 96093
(530) 623-5521

WILLITS
255 S. Main Street
Willits, CA 95490
(707) 459-5581

North Valley Bank
Business Bank

WOODLAND - REGIONAL HEADQUARTERS
630 Main Street
Woodland, CA 95695
(530) 668-5800

FAIRFIELD
711 Jefferson Street
Fairfield, CA 94533
(707) 429-3660

ROSEVILLE
378 N. Sunrise Blvd., Suite 100
Roseville, CA 95661
(916) 783-2900

VACAVILLE
Vacaville Business Office
750 Mason Street, Suite 202
Vacaville, CA 95688
(707) 416-7421

SANTA ROSA - REGIONAL HEADQUARTERS
100 B. Street, Suite 110
Santa Rosa, CA 95401
(707) 522-5480

UKIAH
101 N. State Street, Suite A
Ukiah, CA 95482
(707) 467-2280

EQUAL HOUSING LENDER Member FDIC

North Valley Bancorp

NORTH VALLEY BANCORP ADMINISTRATION
300 Park Marina Circle
Redding, CA 96001
(530) 226-2900

NORTH VALLEY BANCORP
300 Park Marina Circle
Redding, California 96001

Dear Shareholders:

The 2009 Annual Meeting of Shareholders of North Valley Bancorp will be held at 5:30 p.m. on Thursday, May 28, 2009, in the Administrative Offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California. In connection with the Annual Meeting, we are enclosing the following:

1. Notice of Annual Meeting of Shareholders
2 Proxy Statement
3. Proxy
4. 2008 Annual Report to Shareholders

We hope that you will attend the Annual Meeting and encourage you to read all of the enclosed materials carefully.

Whether or not you plan to attend the Annual Meeting in person, please return the Proxy, properly completed and executed, as promptly as possible so that your shares may be represented at the Annual Meeting.

As an added convenience, a shareholder can choose to vote by telephone or by using the Internet as indicated on the Proxy. If you vote by telephone or electronically through the Internet, you do not need to return the Proxy. Please refer to the Proxy Statement for a more complete description of the procedures for telephone and Internet voting.

We appreciate your support and look forward to seeing you at the Annual Meeting on Thursday, May 28, 2009.

Cordially,

J. M. ("Mike") Wells, Jr.
Chairman of the Board

Michael J. Cushman
President and Chief Executive Officer

NORTH VALLEY BANCORP

Notice of Annual Meeting of Shareholders
Thursday, May 28, 2009
5:30 p.m.

TO THE SHAREHOLDERS:

The Annual Meeting of Shareholders of North Valley Bancorp, a California corporation (the "Company"), will be held in the Administrative Offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, on Thursday, May 28, 2009, at 5:30 p.m., for the following purposes:

1. To elect the following nominees as directors for a term of one year:

Michael J. Cushman	William W. Cox
Royce L. Friesen	Dante W. Ghidinelli
Kevin D. Hartwick	Roger B. Kohlmeier
Martin A. Mariani	Dolores M. Vellutini
J. M. "Mike" Wells, Jr.	

2. To ratify the appointment of Perry-Smith LLP as the Company's Independent Registered Public Accounting Firm for 2009.

3. To consider such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Section 15 of the Bylaws of the Company provides for the nomination of Directors, as follows:

Nomination for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Company entitled to vote for the election of directors. Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of the Company not less than 21 days nor more than 60 days prior to any meeting of shareholders called for election of directors; provided however, that if less than 21 days notice of the meeting is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of the Company not later than the close of business on the tenth day following the day on which the notice of meeting was mailed; provided further, that if notice of such meeting is sent by third-class mail as permitted by Section 6 of these Bylaws, no notice of intention to make nominations shall be required. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the Company owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Company owned by the notifying shareholder. Nominations not made in accordance herewith may, in the discretion of the Chairman of the meeting, be disregarded and upon the Chairman's instructions, the inspectors of election can disregard all votes cast for each such nominee.

Only shareholders of record at the close of business on April 15, 2009, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

Leo J. Graham
Corporate Secretary

Redding, California
April 24, 2009

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU VOTE BY TELEPHONE OR ELECTRONICALLY THROUGH THE INTERNET, AS DESCRIBED IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE, YOU DO NOT NEED TO RETURN THE PROXY.

Notice of Internet Availability: The North Valley Bancorp Proxy Statement for the 2009 Annual Meeting of Shareholders being held on Thursday, May 28, 2009 and the Annual Report to Shareholders (which includes the Annual Report on Form 10-K for the fiscal year ended December 31, 2008) are available on the internet at http://www.novb.com/proxy.aspx.

NORTH VALLEY BANCORP
300 Park Marina Circle
Redding, California 96001
(530) 226-2900

PROXY STATEMENT

The enclosed proxy card (the "Proxy") is solicited on behalf of the Board of Directors of North Valley Bancorp, a California corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held in the Administrative Offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, at 5:30 p.m., on Thursday, May 28, 2009, and any adjournment or postponement thereof (the "Meeting"). Only shareholders of record at the close of business on April 15, 2009, (the "Record Date") will be entitled to notice of and to vote at the Meeting. At the close of business on the Record Date, the Company had outstanding 7,495,817 shares of its common stock, no par value (the "Common Stock"). These proxy materials are first being mailed to shareholders on or about April 24, 2009.

On each matter submitted to a shareholder vote, each holder of Common Stock will be entitled to one vote, in person or by proxy, for each share of Common Stock outstanding in the holder's name on the books of the Company as of the Record Date. At the 1998 Annual Meeting of Shareholders, the Company's Articles of Incorporation were amended to provide that no holder of any class of stock of the Company shall be entitled to cumulate votes in connection with any election of Directors of the Company. Therefore, in the election of Directors, each outstanding share of Common Stock is entitled to cast one vote for as many separate nominees as there are Directors to be elected. The nominees who receive the most votes for the number of positions to be filled are elected Directors.

Shareholders may vote without attending the Meeting, whether their shares of Common Stock are held in their names or through a broker, bank or other nominee. Shareholders of record may vote by submitting a Proxy and the instructions for voting by mail, by telephone or by using the Internet are set forth on the Proxy. For shares held through a broker, bank or other nominee, shareholders may vote by submitting their voting instructions to the broker, bank or other nominee. Voting instructions may be given by telephone or by using the Internet, if the broker, bank or other nominee makes those methods available to the shareholder, in which case the procedures will be enclosed with the Proxy Statement forwarded by the broker, bank or other nominee.

Any person submitting a Proxy in the form accompanying this Proxy Statement has the power to revoke or suspend such Proxy prior to its exercise. A Proxy is revocable prior to the Meeting by a written direction to the Company, by a duly executed Proxy bearing a later date, delivered to the Corporate Secretary of the Company, or by voting on a later date by telephone or by using the Internet. A Proxy may also be revoked if the shareholder is present and elects to vote in person at the Meeting.

Any shareholder may choose to vote shares of Common Stock by telephone by calling the toll-free number (at no cost to the shareholder) indicated on the Proxy. Telephone voting is available 24 hours per day. Easy to follow voice prompts allow a shareholder to vote shares and to confirm that instructions have been properly recorded. The Company's telephone voting procedures are designed to authenticate the identity of shareholders by utilizing individual control numbers. *If a shareholder votes by telephone, there is no need to return the Proxy.*

Any shareholder may also choose to vote shares of Common Stock electronically by using the Internet, as indicated on the Proxy. Internet voting procedures are designed to authenticate the identity of a shareholder and to confirm that instructions have been properly recorded. The Company believes these procedures are consistent with the requirements of applicable law. *If a shareholder votes electronically by using the Internet, there is no need to return the Proxy.*

Notice of Internet Availability: The North Valley Bancorp Proxy Statement for the 2009 Annual Meeting of Shareholders being held on Thursday, May 28, 2009 and the Annual Report to Shareholders (which includes the Annual Report on Form 10-K for the fiscal year ended December 31, 2008) are available on the internet at http://www.novb.com/proxy.aspx.

The Company will bear the entire cost of preparing, assembling, printing and mailing proxy materials furnished by the Board of Directors to shareholders. Copies of proxy materials will be furnished to brokerage houses, fiduciaries and custodians to be forwarded to the beneficial owners of the Common Stock. The Company will reimburse brokerage houses, fiduciaries, custodians and others holding shares in their names or names of nominees or otherwise for reasonable out-of-pocket expenses incurred in sending proxy materials to the beneficial owners of such shares. In addition to the solicitation of proxies by use of the mail, some of the officers, directors and employees of the Company may (without additional compensation) solicit proxies by telephone, Internet or personal interview, the costs of which the Company will bear. The Company may, at its discretion, engage the services of a proxy solicitation firm to assist in the solicitation of proxies. The total expense of this solicitation will be borne by the Company and will include reimbursement paid to brokerage firms and others for their expenses in forwarding soliciting material and such expenses as may be paid to any proxy solicitation firm engaged by the Company.

Shares of Common Stock will be voted as directed by the shareholder submitting the Proxy, and, if no instructions are given on the Proxy, it will be voted "FOR" the election of the nominees for Director recommended by the Board of Directors, and "FOR" ratification of the appointment of Perry-Smith LLP as Independent Registered Public Accounting Firm for the Company for the 2009 fiscal year, all as described in the Proxy Statement; and, at the Proxy holders' discretion, on such other matters, if any, which may properly come before the Meeting (including any proposal to adjourn the Meeting). A majority of the shares entitled to vote, represented either in person or by a properly executed Proxy, will constitute a quorum at the Meeting. Abstentions and broker non-votes are each included in the determination of the number of shares present and voting for purposes of determining the presence of a quorum. Broker non-votes are shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power under applicable rules of the stock exchange or other self-regulatory organization of which the broker or nominee is a member. In the election of directors, the nominees receiving the highest number of votes will be elected. The approval of any proposal (other than the election of directors) requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting (unless a greater number is required as described in a proposal), which shares voting affirmatively also constitute at least a majority of the required quorum. Abstentions and broker non-votes (i) will have no effect upon Proposal No. 1 to elect directors and (ii) will have no effect upon Proposal No. 2, unless the affirmative votes fail to constitute a majority of the required quorum, in which case abstentions and broker non-votes will have the same effect as a vote against Proposal No. 2.

A COPY OF THE ANNUAL REPORT OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008, INCLUDING AUDITED FINANCIAL STATEMENTS (THE "ANNUAL REPORT"), IS ENCLOSED WITH THESE PROXY MATERIALS. ADDITIONAL COPIES OF THE ANNUAL REPORT ARE AVAILABLE UPON REQUEST TO THE CORPORATE SECRETARY. THE ANNUAL REPORT INCLUDES A COPY OF THE COMPANY'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CORPORATE SECRETARY MAY BE CONTACTED AT NORTH VALLEY BANCORP, P.O. BOX 994630, REDDING, CALIFORNIA 96099-4630.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Bylaws of the Company provide a procedure for nomination for election of members of the Board of Directors, which procedure is printed in full on the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement. Nominations not made in accordance therewith may, in the discretion of the Chairman of the Meeting, be disregarded, and, upon his instruction, the inspectors of election shall disregard all votes cast for such nominee(s).

Section 16 of the Bylaws of the Company provides as follows:

"The directors shall be elected annually by the shareholders at the annual meeting of the shareholders; provided, that if for any reason, the annual meeting or an adjournment thereof is not held or the directors are not elected thereat, then the directors may be elected at any special meeting of the shareholders called and held for that purpose. The term of office of the directors shall, except as provided in Section 17, begin immediately after their election and shall continue until their respective successors are elected and qualified. Notwithstanding the rule stated herein that directors shall be elected annually, each director continuing to serve as such at the time of an annual or special meeting of the shareholders shall nevertheless continue as a director until the expiration of the term to which he or she was previously elected by the shareholders, or until his or her prior death, resignation or removal."

Under Section 15 of the Bylaws of the Corporation, the authorized number of directors shall not be less than six (6) nor more than eleven (11), unless and until changed by an amendment approved by the shareholders. The exact number of directors within said range is fixed from time to time by resolution of the Board of Directors (or by action of the shareholders). The authorized number of directors has been fixed by resolution of the Board of Directors at nine (9). Accordingly, nine (9) Directors will be elected at the Meeting. All Proxies will be voted for the election of the following nominees recommended by the Board of Directors, unless authority to vote for the election of any Director or all Directors is withheld. All of the nominees are incumbent Directors.

Michael J. Cushman	William W. Cox	Royce L. Friesen
Dante W. Ghidinelli	Kevin D. Hartwick	Roger B. Kohlmeier
Martin A. Mariani	Dolores M. Vellutini	J. M. (Mike) Wells, Jr.

If any of the nominees should unexpectedly decline or be unable to act as a Director, the Proxies may be voted for a substitute nominee to be designated by the Board of Directors. The Board of Directors has no reason to believe that any nominee will become unavailable and has no present intention to nominate persons in addition to or in lieu of those named above. The nine (9) candidates receiving the highest number of votes will be elected.

The Board of Directors unanimously recommends a vote "FOR" each of the nine (9) nominees listed above: Michael J. Cushman, William W. Cox, Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier, Martin A. Mariani, Dolores M. Vellutini, and J. M. (Mike) Wells, Jr.

Stock Ownership of Certain Beneficial Owners

To the knowledge of the Company, as of the Record Date, no person or entity was the beneficial owner of more than five percent (5%) of the outstanding shares of the Company's Common Stock. For the purpose of this disclosure and the disclosure of ownership of shares by Directors and Executive Officers below, shares are considered to be "beneficially" owned if the person has or shares the power to vote or direct the voting of the shares, the power to dispose of or direct the disposition of the shares, or the right to acquire beneficial ownership (as so defined) within 60 days of the Record Date.

Stock Ownership of Directors and Executive Officers

The following table sets forth certain information regarding ownership of the Company's Common Stock with respect to each Director of the Company and North Valley Bank, and each current executive officer named in the Summary Compensation Table on page 18, as well as for all Directors and executive officers of the Company and North Valley Bank as a group. All of the shares of Common Stock of the Company shown in the following table are owned both of record and beneficially, except as indicated in the notes to the table, as of April 15, 2009. The table should be read with the understanding that more than one person may be the beneficial owner or possess certain attributes of beneficial ownership with respect to the same securities. Therefore, careful attention should be given to the footnote references set forth in the column "Percent of Class.

[Intentionally Left Blank]

Beneficial Owner	Position	Beneficial Ownership[1]	Percent of Class[2]
William W. Cox[6]	Director, North Valley Bancorp North Valley Bank	18,218	*
Michael J. Cushman[5]	President and Chief Executive Officer and Director, North Valley Bancorp North Valley Bank	178,038	2.38%
Royce L. Friesen	Director, North Valley Bancorp North Valley Bank	73,515	*
Dante W. Ghidinelli[7]	Director, North Valley Bancorp North Valley Bank	63,636	*
Leo J. Graham[5]	General Counsel and Corporate Secretary North Valley Bancorp North Valley Bank	23,540	*
Kevin D. Hartwick[8]	Director, North Valley Bancorp North Valley Bank	97,626	1.30%
Roger B. Kohlmeier	Director, North Valley Bancorp North Valley Bank	42,460	*
Gary S. Litzsinger[5]	Executive Vice President and Chief Risk Officer North Valley Bancorp North Valley Bank	13,376	*
Scott R. Louis[5]	Executive Vice President and Chief Operating Officer North Valley Bancorp North Valley Bank	16,772	*
Martin A. Mariani[9]	Director, North Valley Bancorp North Valley Bank	67,424	*
Roger D. Nash[5]	Executive Vice President and Chief Credit Officer North Valley Bancorp North Valley Bank	14,586	*
Dolores M. Vellutini[10]	Director, North Valley Bancorp North Valley Bank	123,085	1.64%
Kevin R. Watson[5]	Executive Vice President and Chief Financial Officer North Valley Bancorp North Valley Bank	23,901	*
J.M.("Mike") Wells, Jr.[11]	Chairman, North Valley Bancorp North Valley Bank	141,222	1.88%
All Directors and Executive Officers as a group (14 persons)[12] [13] [14]		897,399	11.97%

(1) Includes shares beneficially owned, directly and indirectly, together with associates. Subject to applicable community property laws and shared voting and investment power with a spouse, sole investment and voting power is held by the beneficial owner of all shares unless noted otherwise. Includes stock options granted pursuant to the North Valley Bancorp 1998 Employee Stock Incentive Plan, the North Valley Bancorp 1999 Director Stock Option Plan, and the 2008 Stock Incentive Plan with: 1,200 shares exercisable within 60 days of April 15, 2009 by Mr. Cox, 114,530 shares exercisable within 60 days of April 15, 2009 by Mr. Cushman; 4,200 shares exercisable within 60 days of April 15, 2009 by Mr. Friesen; 1,200 shares exercisable within 60 days of April 15, 2009 by Mr. Ghidinelli; 18,704 shares exercisable within 60 days of April 15, 2009 by Mr. Graham; 46,200 shares exercisable within 60 days of April 15, 2009 by Mr. Hartwick; 4,800 shares exercisable within 60 days of April 15, 2009 by Mr. Kohlmeier, 13,021 shares exercisable within 60 days of April 15, 2009 by Mr. Litzsinger; 8,940 shares exercisable within 60 days of April 15, 2009 by Mr. Louis; 4,800 shares exercisable within 60 days of April 15, 2009 by Mr. Mariani; 14,440 shares exercisable within 60 days of April 15, 2009 by Mr. Nash; 46,200 shares exercisable within 60 days of April 15, 2009 by Ms. Vellutini; 16,064 shares exercisable within 60 days of April 15, 2009 by Mr. Watson; and 1,200 shares exercisable within 60 days of April 15, 2009 by Mr. Wells. Includes shares allocated under the North Valley Bancorp Employee Stock Ownership Plan through December 31, 2007, with: 3,159 shares allocated to Mr. Cushman, 686 shares allocated to Mr. Graham, 255 shares allocated to Mr. Litzsinger, 332 shares allocated to Mr. Louis, 146 shares allocated to Mr. Nash and 162 share allocated to Mr. Watson.

(2) Includes stock options exercisable within 60 days of April 15, 2009. An "*" indicates less than one percent.

(3) Intentionally omitted.

(4) Intentionally omitted.

(5) Michael J. Cushman is President and Chief Executive Officer of North Valley Bancorp and North Valley Bank; Kevin R. Watson is Executive Vice President and Chief Financial Officer of North Valley Bancorp and North Valley Bank; Scott R. Louis is Executive Vice President and Chief Operating Officer of North Valley Bancorp and North Valley Bank; Roger D. Nash is Executive Vice President and Chief Credit Officer of North Valley Bancorp and North Valley Bank; Gary S. Litzsinger is Executive Vice President and Chief Risk Officer of North Valley Bancorp and North Valley Bank; Leo J. Graham is General Counsel and Corporate Secretary of North Valley Bancorp and North Valley Bank (collectively, the "Executive Officers").

(6) Includes 915 shares held by Mr. Cox's spouse and as to which Mr. Cox disclaims beneficial ownership.

(7) Includes 20,861 shares held by Mr. Ghidinelli as Trustee for the Balma Grandchildren Trust.

(8) Includes 420 shares held in custodian accounts for Mr. Hartwick's children.

(9) Includes 38,349 shares held by Mr. Mariani's children and as to which Mr. Mariani disclaims beneficial ownership.

(10) Includes 210 shares held by Ms. Vellutini's spouse and 12,695 shares held by Ms. Vellutini's son and as to which Ms. Vellutini disclaims beneficial ownership.

(11) Includes 130,220 shares held by The Wells Family Trust, of which Mr. Wells is Trustee. Includes 1,750 shares held by Mr. Wells' spouse and as to which Mr. Wells disclaims beneficial ownership. Includes 8,052 shares held by the Estate of Jean M. Wells, of which Mr. Wells is the Executor.

(12) This group includes all current Executive Officers and Directors of the Company and its subsidiary, North Valley Bank.

(13) See footnotes 5, 6, 8, 9 and 10. Includes 93,000 shares subject to options exercisable within 60 days of April 15, 2009 by the Directors under the 1999 Director Stock Option Plan and 202,499 shares subject to options exercisable within 60 days of April 15, 2009 by Messrs. Cox, Cushman, Friesen, Ghidinelli, Graham, Hartwick, Kohlmeier, Litzsinger, Louis, Mariani, Nash, Vellutini, Watson and Wells under the 1998 Employee Stock Incentive Plan and the 2008 Stock Incentive Plan.

(14) In calculating the percentage of ownership, all shares which the identified person has the right to acquire by the exercise of options are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

Certain information with respect to the nine (9) nominees for Director of the Company is provided below:

William W. Cox, CRE, CCIM, (age 61), a Director of the Company since February 1997. From April 1996 to 2008, he was owner and President of Cox Real Estate Consultants, Inc. From October 1987 to August 1996, he was President and 50% owner of Haedrich & Cox, Inc., a real estate brokerage company.

Michael J. Cushman (age 54), a Director of the Company since February 1999, is President and Chief Executive Officer of the Company and its subsidiary, North Valley Bank. Mr. Cushman served as Senior Vice President and Chief Business Banking Officer of North Valley Bank from March 1998 to February 1999. From March 1995 through March 1998, he was a self-employed investor. From November of 1994 through March of 1995, Mr. Cushman served as Vice President of Tri-Counties Bank, which acquired Country National Bank in November of 1994 where Mr. Cushman had served as President and Chief Executive Officer since September of 1992.

Royce L. Friesen, RPh. (age 70), a Director of the Company since May 1999, is Chairman of the Board of Owens Healthcare in Redding, California, having previously served as President, Chief Executive Officer and owner since 1968. Owens Healthcare, a management company, was formed to provide support and coordination among ten retail and home care pharmacies located throughout Northern California.

Dante W. Ghidinelli (age 61), a Director of the Company since 1993, has been a Certified Public Accountant and partner with Nystrom & Company LLP since 1974.

Kevin D. Hartwick (age 47), a Director of the Company since October 2000, has been a Certified Public Accountant and managing partner with Cholwell Benz & Hartwick in Crescent City, California, since 1989.

Roger B. Kohlmeier (age 69), a Director of the Company since August 2004, was founding President and Chief Executive Officer of Bank of Woodland which changed its name to Business & Professional Bank at which time he retired but continued on as Director until its sale to U.S. Bank of California in 1997. He is a graduate of California Polytechnic University of San Luis Obispo and is actively involved with the Economic Development Council and Woodland Health Care.

Martin A. Mariani (age 52), a Director of the Company since August 2004, is a partner in Mariani Nut Company of Winters, California. He graduated from the University of California, Davis in 1978.

Dolores M. Vellutini (age 71), a Director of the Company since October 2000. She is a developer and the owner of Vellutini Properties in Eureka, California.

J. M. ("Mike") Wells, Jr. (age 68), is Chairman and a founding member of the Board of Directors of the Company. Mr. Wells was formerly a member of the law firm of Wells, Small & Selke, a Law Corporation, located in Redding, California. Mr. Wells had practiced law with that firm starting in 1972.

Certain information with respect to the current Executive Officers of the Company and North Valley Bank (other than Michael J. Cushman, listed above as a Director) is provided below:

Kevin R. Watson (age 43), has served as Executive Vice President and Chief Financial Officer of the Company and its subsidiary since March 2006. Prior to that, he served as Chief Financial Officer at Calnet Business Bank in Sacramento from January 2004 to March 2006. Prior to Calnet Business Bank, his experience includes serving as the Chief Financial Officer of California Independent Bancorp and Feather River State Bank from April 2001 to January 2004.

Scott R. Louis (age 59), has served as Executive Vice President and Chief Operations Officer of the Company and its subsidiary since October 2005. Prior to that, he served as Senior Vice President and Chief Operating Officer since joining the Company in April 2005. Prior to joining the Company, Mr. Louis served as First Vice President for Farmers and Merchants Bank in Lodi, California. Mr. Louis began his financial services career with Bank of America in 1971.

Roger D. Nash (age 60), has served as Executive Vice President and Chief Credit Officer of the Company and its subsidiary since September 2006. Prior to that, he served as Chief Lending Officer of the Company and its subsidiary since joining the Company in October 2005. Prior to that, he served 35 years at Bank of America, most recently as Senior Vice President/Senior Client Manager in Visalia, California. While at Bank of America, he also served as Senior Vice President/Credit Risk Manager and as Senior Vice President in Business Lending.

Gary S. Litzsinger (age 53), has served as Executive Vice President and Chief Risk Officer of the Company and its subsidiary since October 2005. Prior to that, he served as Senior Vice President and Chief Risk Officer since joining the Company in July, 2004. Prior to joining the Company, Mr. Litzsinger served as Director of Audit and Risk Management for Humboldt Bancorp and Audit Manager for California Federal Savings Bank in Sacramento. He began his audit career in 1990 and obtained his California CPA license in 1994.

Leo J. Graham (age 58), has served as the Corporate Secretary and General Counsel of the Company and its subsidiary since January 2004. Mr. Graham was formerly a member of the law firm of Wells, Small & Selke, a Law Corporation, located in Redding, California. Mr. Graham had practiced law with that firm starting in 1978.

None of the Company's Directors is a director of any other company that is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. There are no family relationships between any of the Directors and Executive Officers of the Company.

GOVERNANCE OF THE COMPANY

Code of Business Conduct and Ethics

The Board of Directors of North Valley Bancorp believes the cornerstones of our business are honesty, truthfulness, integrity and ethics.

In keeping with this belief, the Board of Directors has adopted a Code of Business Conduct and Ethics, which applies to the Board of Directors and the officers and employees of the Company and North Valley Bank. The North Valley Bancorp Code of Business Conduct and Ethics is available through the Shareholders Relations link on the Company's website at www.novb.com. A copy of the Code of Business Conduct and Ethics may be obtained without charge by submitting a request to the Corporate Secretary, P.O. Box 994630, Redding, CA 96099-4630.

Director Independence

The Board of Directors of the Company has evaluated the independence of each of the members of the Board of Directors in accordance with applicable laws and regulations including the provisions of the Sarbanes-Oxley Act of 2002 ("SOX"), the rules and regulations of the Securities and Exchange Commission (the "SEC") and the corporate governance listing standards of The NASDAQ Stock Market ("NASDAQ").

The Board of Directors has determined that a majority of the Board of Directors is comprised of "Independent Directors" within the requirements of SOX, SEC and NASDAQ regulations. The Board of Directors has further determined that Director Michael J. Cushman, who is employed as the President and Chief Executive Officer of the Company, is not independent.

The "Independent Directors" held four (4) regularly scheduled meetings during 2008 (executive sessions) at which only the "Independent Directors" were present.

Committees of the Board of Directors

The Board of Directors of the Company has established the following committees of the Board: Audit, Nominating, Compensation and Executive/Corporate Governance.

The current members of the Board and the Committees of the Board on which they serve are as follows:

Director	Audit Committee	Nominating Committee	Compensation Committee	Executive/ Corporate Governance Committee
William W. Cox [(1)]		*	*	*
Michael J. Cushman				*
Royce L. Friesen	*	**	**	*
Dante W. Ghidinelli [(2)]	**			*
Kevin D. Hartwick [(2)]	*			
Roger B. Kohlmeier	*			
Martin A. Mariani		*	*	
Dolores M. Vellutini [(2)]	*			
J. M. ("Mike") Wells, Jr. [(2)(3)]	*	*	*	**

* Member
** Chairman

(1) Mr. Cox is the Chairman of the Director's Loan Committee of North Valley Bank.

(2) Mr. Ghidinelli, Mr. Hartwick, Ms. Vellutini, and Mr. Wells also serve on the Director's Loan Committee of North Valley Bank.

(3) Mr. Wells as Chairman of the Company serves on all Board Committees.

Audit Committee

The functions of the Audit Committee are more particularly described in the Audit Committee Charter, which is attached to this Proxy Statement as Appendix A. The Board of Directors has determined that Chairman Dante W. Ghidinelli and Director Kevin D. Hartwick each qualify as a result of their accounting backgrounds as an Audit Committee Financial Expert as defined under the SOX, SEC rules and regulations and NASDAQ listing standards. The Audit Committee met six (6) times in 2008. For more information, see the "Audit Committee Report" on page 35.

Nominating Committee

In 2004, the Board of Directors adopted a Nominating Committee Charter and appointed the initial members of the Nominating Committee. All of the members are "independent" within the requirements of SOX, SEC and NASDAQ. The Nominating Committee held one meeting in 2008. The functions of the Nominating Committee are more particularly described in the Nominating Committee Charter, which is attached to this Proxy Statement as Appendix B.

The Nominating Committee Charter includes a policy for consideration of candidates proposed by shareholders. Any recommendations by shareholders will be evaluated by the Nominating Committee in the same manner as any other recommendation and in each case in accordance with the Nominating Committee Charter. Shareholders that desire to recommend candidates for consideration by the Nominating Committee should mail or deliver written recommendations to the Nominating Committee addressed as follows: North Valley Bancorp Nominating Committee, P.O. Box 994630, Redding, CA 96099-4630. Each recommendation should include the experience of the candidate that qualifies the candidate for consideration as a potential director for evaluation by the Nominating Committee. Shareholders who wish to nominate a candidate for election to the Company's Board of Directors, as opposed to recommending a potential nominee for consideration by the Nominating Committee, are required to comply with the advance notice and any other requirements of the Company's Bylaws, applicable laws and regulations.

Compensation Committee

In 2004, the Board of Directors formed a Compensation Committee comprised solely of independent directors. This Committee reviews and recommends to the Board of Directors salaries, performance-based incentives, both annual and long term, and other matters relating to Compensation of the Executive Officers.

The Compensation Committee also reviews and approves various other compensation policies and matters. The Compensation Committee held two (2) meetings in 2008. For more information, see the "Report of the Compensation Committee" on page 34.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2008, Michael J. Cushman participated in deliberations of the Company's Board of Directors concerning executive officer compensation for all Executive Officers, excluding himself.

Executive/Corporate Governance Committee

The Company has an Executive/Corporate Governance Committee which functions to review, evaluate and make decisions on actions that are required between the regular meetings of the Board of Directors. In addition, this Committee functions to review and recommend to the Board of Directors principles, policies and procedures affecting the Board of Directors and its operation and effectiveness. The Committee further oversees the evaluation of the Board of Directors and its effectiveness. The Committee met one (1) time in 2008.

Meetings of the Board of Directors

During 2008, the Board of Directors held four (4) regularly scheduled meetings and six (6) special meetings. In 2008, each Director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors (held during the period for which he or she was a Director) and the total number of meetings of Committees of the Board of Directors on which such Director served (during the periods that he or she served).

The Company encourages the members of its Board of Directors to attend the Company's annual meeting of shareholders each year. All of the Directors attended the Company's annual meeting of shareholders held in 2008.

Shareholder Communications with Directors

A shareholder who wishes to communicate directly with the Board of Directors, a Committee of the Board or an individual Director should send correspondence to:

Board of Directors *(or Committee Name or Director's Name)*
c/o Corporate Secretary
North Valley Bancorp
P.O. Box 994630
Redding, California 96099-4630

The Corporate Secretary has been instructed to forward such correspondence to the Board Committee or individual as addressed as soon as practicable. If it is marked "Personal and Confidential", it will only be forwarded to the addressee. The Board has instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's Directors and Executive Officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater than 10% shareholders are required by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to its officers, Directors and 10% shareholders were complied with on a timely basis, except that Director Martin A. Mariani failed to timely file a Form 4 reporting purchase activity of Company stock, which was addressed in the filing of a Form 5 on February 13, 2009.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Board of Directors of North Valley Bancorp strives to ensure that its compensation plan is consistent with the strategic goals and objectives of the Company and maintains the standards of good corporate governance.

Philosophy

All of the Company's compensation programs are designed to attract and retain key employees, motivating them to achieve and rewarding them for superior performance. Different programs are geared to short and longer-term performance with the goal of increasing stockholder value over the long term. Executive compensation programs impact all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. North Valley Bancorp believes the performance of every employee is important to its success and recognizes the importance of executive compensation and incentive programs to achieve improved performance.

North Valley Bancorp believes that the compensation of its executives should reflect their success as a management team, rather than individuals, in attaining key operating objectives, such as growth of deposits, loans, maintaining credit quality, growth of operating earnings and earnings per share and growth or maintenance of market share and long-term competitive advantage, and ultimately, in attaining an increased market price for its stock. North Valley Bancorp believes that the performance of the executives in managing the Company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. North Valley Bancorp also believes that their compensation should not be based on the short-term performance of the Company stock, whether favorable or unfavorable, but rather that the price of the Company stock will, in the long-term, reflect its operating performance, and ultimately, the management of the Company by its executives. North Valley Bancorp seeks to have the long-term performance of the Company stock reflected in executive compensation through stock option awards.

Overview of Compensation and Process

Elements of compensation for corporate executives include: salary, bonus, stock option awards, deferred compensation plans, salary continuation plan, health, disability and life insurance, and perquisites. Base salaries are proposed for Executive Officers at the regularly scheduled December meeting of the Compensation Committee. At this meeting, the Compensation Committee also reviews and recommends the management incentive plan for the new fiscal year (the "Executive Discretionary Incentive Plan") and recommends stock option awards for the Company's Executive Officers and certain other eligible employees.

At the beginning of each fiscal year, it has been the practice of the Compensation Committee to meet and review the history of all the elements of each Executive Officer's total compensation over previous years and compare the compensation of the Executive Officers with that of the executive officers in an appropriate market place and industry comparison group. Typically, the Chief Executive Officer makes compensation recommendations to the Compensation Committee with respect to the Executive Officers who report to him. Such Executive Officers are not present at the time of these deliberations. The Chairman of the Board then makes compensation recommendations to the Compensation Committee with respect to the Chief Executive Officer, who is absent from that meeting. The Compensation Committee may accept or adjust such recommendations.

North Valley Bancorp chooses to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each Executive Officer:

- Performance against corporate and individual objectives for the previous year;
- Value of their unique skills and capabilities to support long-term performance of the Company;
- Achievement of strategic objectives;
- Earnings per share;
- Deposits and/or loan growth; and
- Any of the above measures compared to peer or other companies.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our strategic plan, providing proper compliance and regulatory compliance, and helping to create a cohesive team. Actual performance measures for the Executive Officers will be chosen by the Compensation Committee. During 2008, an outside benefits attorney was engaged by the Company to review non-qualified deferred compensation plans and to recommend changes to those plans to make them conform with IRS regulations and regulatory requirements and, further, to advise with regard to best practices concerning the structure and implementation of those plans.

EXECUTIVE COMPENSATION

In 2008, because of the national economic downturn and, specifically, the impact such economic downturn was having on financial institutions across the country, the Company and its subsidiary bank experienced a drop-off in its operating results, compared to previous years. The Compensation Committee, in consultation with Chief Executive Officer Michael J. Cushman, evaluated the performance of the Chief Executive Officer and the other members of the Executive team in light of the overall poor economic conditions and the resulting impact on earnings of the Company. Based on those factors, the Compensation Committee determined that salaries of the Chief Executive Officer and Executive Officers for 2009 should remain at 2008 levels. The Compensation Committee also determined that incentive and performance bonuses, merit increases and related Executive Compensation should be suspended and, further, did not recommend any stock option grants in January 2009, as would ordinarily have been considered. This decision to "freeze" Executive Compensation was not driven by poor performance of the Executive Officers, but rather based on the lack of earnings of the Company during a nationwide economic downturn of a scale that has not been experienced in the banking industry for several generations. The Board of Directors ratified and approved the recommendations of the Compensation Committee at the January 2009 meeting of the Board.

Base Salary

It is the goal of the Company's Compensation Committee to establish salary compensation for its Executive Officers based on the Company's operating performance relative to comparable peer companies over a three-year to five-year period. North Valley Bancorp believes this gives it the opportunity to attract and retain talented managerial employees, both at the senior executive level and below. As indicated above, 2009 salaries for the Executive Officers will remain unchanged from 2008 salaries.

Bonus

The Executive Discretionary Incentive Plan is designed to reward the Company's executives for the achievement of short-term financial goals, including increases in performance against peer banks, the achievement of short-term and long-term strategic goals, and overall financial performance of the Company. It is the Company's general philosophy that management be rewarded for their performance as a team in the attainment of these goals, rather than individually. North Valley Bancorp believes that this is important to aligning our Executive Officers and promoting teamwork among them. Bonus percentages for Executive Officers were initially proposed by a compensation consultant based on an analysis of peer banks and industry sector considerations. Those basic percentages, which are discretionary with the Compensation Committee, have generally been followed in recent years. Those percentages are as follows: for Executive Officers other than the Chief Executive Officer, the range is 10% - 40% of base salary; and for the Chief Executive Officer, the range is 10% - 50% of base salary. Similarly, Executive Officers are eligible for discretionary incentive stock option awards based on the following percentages: for Executive Officers other than the Chief Executive Officer, the range is 0% - 5% of base salary as the number of options considered for award; and for the Chief Executive Officer, the range is 0% - 6% of base salary as the number of options considered for award.

Although each Executive Officer is eligible to receive an award at the discretion of the Compensation Committee, the granting of the award as to any individual, officer or as a group, is first at the discretion of the Chief Executive Officer and then, based on his recommendation, at the discretion of the Compensation Committee and the entire Board of Directors. The Compensation Committee may choose whether to award a bonus and decides on the actual level of the award in light of all relevant factors after completion of the applicable fiscal year. As indicated above, no bonuses have been awarded to the Executive Officers for the year 2008.

The following Summary Compensation Table sets forth the compensation of the President and Chief Executive Officer (Principal Executive Officer) and the Executive Vice President and Chief Financial Officer (Principal Financial Officer) of the Company and all of the other Executive Officers for services in all capacities provided to the Company and North Valley Bank during 2008 and 2007:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Stock Awards ($)	Option Awards (3)($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)($)	All Other Compensation (5)($)	Total ($)
Michael J. Cushman	2008	$300,982	-	-	$70,966	-	$276,256	$13,095	$661,299
President and Chief Executive Officer	2007	$286,650	$124,000	-	$74,161	-	$254,744	$13,508	$753,063
Kevin R. Watson	2008	$196,560	-	-	$28,266	-	$100,125	$20,090	$345,041
Executive Vice President and Chief Financial Officer	2007	$187,200	$63,648	-	$24,010	-	$80,821	$16,140	$371,819
Scott R. Louis	2008	$161,700	-	-	$17,396	-	$50,383	$14,863	$244,342
Executive Vice President and Chief Operating Officer	2007	$154,000	$52,360	-	$13,637	-	$27,094	$14,137	$261,228
Roger D. Nash	2008	$161,700	-	-	$24,958	-	$62,280	$14,403	$263,341
Executive Vice President and Chief Credit Officer	2007	$154,000	$52,360	-	$21,159	-	$29,980	$11,100	$268,599
Gary S. Litzsinger	2008	$120,000	-	-	$18,490	-	$21,218	$8,489	$168,197
Executive Vice President and Chief Risk Officer	2007	$111,100	$35,885	-	$17,415	-	$18,670	$6,480	$189,550
Leo J. Graham	2008	$179,000	-	-	$25,004	-	$172,642	$14,090	$390,736
General Counsel and Corporate Secretary	2007	$170,500	$57,382	-	$25,525	-	$143,658	$13,522	$410,587

(1) Base salary includes 401(k) Plan and Executive Deferred Compensation Plan ("EDCP") contributions made by the named officers.

(2) These bonus amounts were paid in 2008 attributable to 2007 performance, respectively.

(3) The amount reported in this column is the dollar amount recognized for financial statement reporting purposes for 2008 and 2007 in accordance with FAS 123(R). The assumptions used to calculate FAS 123(R) fair value are described in Footnote 1 to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(4) The amounts in this column represent the increase in the actuarial net present value of all future retirement benefits under the individual's salary continuation plan and the above-market or preferential earnings on any nonqualified deferred compensation. The above-market rate is determined by using the amount above 120% of the Federal long-term rate. For 2007, the interest rate paid was10.40% and the above-market rate was determined to be 5.80%. For 2008, the interest rate paid was 10.072%, and the above-market rate was determined to be 5.20%.

(5) Included in this column are perquisites described below in the table under the heading "Perquisites."

Perquisites

Executive Officers who participated in the North Valley Bancorp 401(k) Plan received matching funds, as did all employees of the Company who participated in the Plan. All of the Company's employees and Executive Officers named in the Summary Compensation Table above are eligible to participate in the Company's ESOP Plan. Executive Officers, in addition, are eligible to receive the same health and insurance benefits as made available to all other employees of the Company. In addition, the Executive Officers are eligible to participate in executive and key employee deferred compensation plans as discussed hereafter. Executive Officers also have certain 2008 and 2007 perquisites as follows:

Name and Principal Position	Year	Auto ($)	Club Memberships ($)	401K Matching ($)	ESOP ($)	Total ($)
Michael J. Cushman	2008	$646	$3,720	$5,199	$3,530	$13,095
President and Chief Executive Officer	2007	$2,350	$3,600	$3,850	$3,708	$13,508
Kevin R. Watson	2008	$6,000	$3,660	$6,900	$3,530	$20,090
Executive Vice President and Chief Financial Officer	2007	$6,000	$3,540	$6,600	-	$16,140
Scott R. Louis	2008	$1,850	$3,410	$6,406	$3,197	$14,863
Executive Vice President and Chief Operating Officer	2007	$1,850	$3,590	$6,058	$2,639	$14,137
Roger D. Nash	2008	$1,450	$3,720	$6,046	$3,187	$14,403
Executive Vice President and Chief Credit Officer	2007	$1,450	$3,595	$6,055	-	$11,100
Gary S. Litzsinger	2008	$1,450	-	$4,711	$2,328	$8,489
Executive Vice President and Chief Risk Officer	2007	$1,450	-	$2,916	$2,114	$6,480
Leo J. Graham	2008	-	$3,660	$6,900	$3,530	$14,090
General Counsel and Corporate Secretary	2007	-	$3,540	$6,600	$3,382	$13,522

Stock Option Awards

North Valley Bancorp intends that its stock option award program be the primary vehicle for offering long-term incentives and rewarding its Executive Officers and key employees. The Company also regards its stock option award program as a key retention tool. This is a very important factor in its determination of the type of option award to grant and the number of underlying shares that are granted in connection with that award. Because of the direct relationship between the value of an option and the market price of the Company's Common Stock, North Valley Bancorp has always believed that granting stock options is the best method of motivating the Executive Officers to manage the Company in a manner that is consistent with the interests of the Company and its shareholders.

Timing of Grants

Stock options to the Company's Executive Officers and other key employees are typically granted annually in conjunction with a review of the individual performance of its Executive Officers. This review takes place at the regularly scheduled meeting of the Compensation Committee, which is held in conjunction with the quarterly meeting of the Board in January following the fiscal year under consideration. Grants to newly hired employees are effective on the date of grant as consideration for the hiring of the new employee. The exercise price of all stock options is set at the closing price of the day of Common Stock as reported on the NASDAQ Global Select Market on the date of grant.

2008 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(1)(#)	(2)($ / Sh)	(3)($)
Michael J. Cushman	01/24/08	-	-	-	-	-	-	-	18,059	$13.01	$54,721
	11/20/08								58,833	$4.79	$37,350
Kevin R. Watson	01/24/08	-	-	-	-	-	-	-	9,360	$13.01	$28,362
	11/20/08								9,296	$4.79	$5,902
Scott R. Louis	01/24/08	-	-	-	-	-	-	-	7,700	$13.01	$23,332
	11/20/08								5,530	$4.79	$3,511
Roger D. Nash	01/24/08	-	-	-	-	-	-	-	7,700	$13.01	$23,332
	11/20/08								8,155	$4.79	$5,177
Gary S. Litzsinger	01/24/08	-	-	-	-	-	-	-	5,555	$13.01	$16,832
	11/20/08								6,511	$4.79	$4,134
Leo J. Graham	01/24/08	-	-	-	-	-	-	-	8,525	$13.01	$25,832
	11/20/08	-	-	-	-	-	-	-	9,549	$4.79	$6,062

(1) Options granted under the 1998 Employee Stock Incentive Plan (the "1998 Plan") and the 2008 Stock Incentive Plan (the "2008 Plan") are either incentive options or non-statutory options and became exercisable in accordance with a vesting schedule established at the time of grant. Vesting cannot extend beyond ten years from the date of grant. Upon a change in control of North Valley Bancorp, all outstanding options under the 1998 Plan and 2008 Plan will become fully vested and exercisable. Options granted under the 1998 Plan and 2008 Plan are adjusted to protect against dilution in the event of certain changes in North Valley Bancorp's capitalization, including stock splits and stock dividends. All options granted to the Executive Officers in 2008 are incentive stock options and have an exercise price equal to the fair market value of North Valley Bancorp Common Stock on the date of grant.

(2) The exercise price was determined based upon the closing price of North Valley Bancorp Common Stock as reported on The NASDAQ Global Select Market on the grant date.

(3) The Black-Scholes option-pricing model was used to estimate the grant date fair value of the options in this column. Use of this model should not be construed as an endorsement of its accuracy. All stock option pricing models require predictions about the future movement of the stock price. Options awarded January 24, 2008 were valued at $3.03 per share in accordance with FAS 123(R). The assumptions used to develop the January 24, 2008 grant date valuations were: risk-free rate of return of 3.67%, dividend rate of 3.08%, volatility rate of 27.08%, and an average term of 6.52 years. Options awarded November 20, 2008 were valued at $.63 per share in accordance with FAS 123(R). The assumptions used to develop the November 20, 2008 grant date valuations were: risk-free rate of return of 2.43%, dividend rate of 8.20%, volatility rate of 34.94%, and an average term of 6.86 years. The real value of the options in this table will depend on the actual performance of the Company's Common Stock during the applicable period and the fair market value of the Company's Common Stock on the date the options are exercised.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes information about the options, warrants and rights and other equity compensation under the Company's equity plans as of December 31, 2008, for each of the Executive Officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Cushman	33,750 (1)	-	-	$8.58	2/16/2009	-	-	-	-
	14,859 (2)	-	-	$8.87	4/26/2011	-	-	-	-
	10,638 (3)	-	-	$9.40	1/24/2012	-	-	-	-
	15,000 (4)	-	-	$10.24	7/25/2012	-	-	-	-
	18,900 (5)	-	-	$13.06	1/30/2013	-	-	-	-
	12,000 (6)	-	-	$15.72	1/20/2014	-	-	-	-
	11,970 (7)	2,993 (7)	-	$19.86	1/20/2015	-	-	-	-
	8,977 (8)	5,986 (8)	-	$17.95	2/3/2016	-	-	-	-
	5,985 (13)	8,978 (13)	-	$20.03	1/25/2017	-	-	-	-
	3,611 (14)	14,448 (14)	-	$13.01	1/24/2018	-	-	-	-
	- (15)	58,833 (15)		$4.79	11/20/2018				
Kevin R. Watson	6,000 (9)	4,000 (9)	-	$16.38	4/27/2016	-	-	-	-
	2,880 (13)	4,320 (13)	-	$20.03	1/25/2017	-	-	-	-
	1,872 (14)	7,488 (14)		$13.01	1/24/2018				
	- (15)	9,296 (15)		$4.79	11/20/2018				
Scott R. Louis	2,000 (10)	500 (10)	-	$17.63	4/28/2015	-	-	-	-
	2,240 (13)	3,360 (13)		$20.03	1/25/2017				
	1,540 (14)	6,160 (14)		$13.01	1/24/2018				
	- (15)	5,530 (15)		$4.79	11/20/2018				
Roger D. Nash	8,000 (11)	2,000 (11)	-	$17.00	10/20/2015	-	-	-	-
	2,240 (13)	3,360 (13)	-	$20.03	1/25/2017	-	-	-	-
	1,540 (14)	6,160 (14)		$13.01	1/24/2018				
	- (15)	8,155 (15)		$4.79	11/20/2018				
Gary S. Litzsinger	4,000 (12)	- (12)	-	$16.18	8/5/2014	-	-	-	-
	1,600 (7)	400 (7)	-	$19.86	1/20/2015	-	-	-	-
	1,713 (8)	1,143 (8)	-	$17.95	2/3/2016	-	-	-	-
	1,676 (13)	2,516 (13)	-	$20.03	1/25/2017	-	-	-	-
	1,111 (14)	4,444 (14)		$13.01	1/24/2018				
	- (15)	6,511 (15)		$4.79	11/20/2018				
Leo J. Graham	5,000 (6)	- (6)	-	$15.72	1/20/2014	-	-	-	-
	2,400 (7)	600 (7)	-	$19.86	1/20/2015	-	-	-	-
	2,520 (8)	1,680 (8)	-	$17.95	2/3/2016	-	-	-	-
	2,623 (13)	3,935 (13)	-	$20.03	1/25/2017	-	-	-	-
	1,705 (14)	6,820 (14)		$13.01	1/24/2018				
	- (15)	9,549 (15)		$4.79	11/20/2018				

(1) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at February 16, 2003.
(2) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at April 26, 2005.
(3) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 24, 2006.
(4) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at July 25, 2006.
(5) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 30, 2007.
(6) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 20, 2008.
(7) These stock options vest 20% at grant date and vest 20% per year over the next four years; 80% were vested at January 20, 2008 with the remaining vesting to occur on January 20, 2009.
(8) These stock options vest 20% at grant date and vest 20% per year over the next four years; 60% were vested at February 3, 2008 with the remaining vesting to occur on February 3, 2009 and 2010.
(9) These stock options vest 20% at grant date and vest 20% per year over the next four years; 60% were vested at April 27, 2008 with the remaining vesting to occur on April 27, 2009 and 2010.
(10) These stock options vest 20% at grant date and vest 20% per year over the next four years; 80% were vested at April 28, 2008 with the remaining vesting to occur on April 28, 2009.
(11) These stock options vest 20% at grant date and vest 20% per year over the next four years; 80% were vested at October 20, 2008 with the remaining vesting to occur on October 20, 2009.
(12) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at August 5, 2008.
(13) These stock options vest 20% at grant date and vest 20% per year over the next four years; 40% were vested at January 25, 2008 with the remaining vesting to occur on January 25, 2009, 2010 and 2011.
(14) These stock options vest 20% at grant date and vest 20% per year over the next four years; 20% were vested at January 24, 2008 with the remaining vesting to occur on January 24, 2009, 2010 and 2011.
(15) These stock options vest 20% per year over the next five years; 0% were vested at November 20, 2008 with the remaining vesting to occur on November 20, 2009, 2010, 2011, 2012 and 2013.

Options Exercised and Stock Vested

The following table summarizes information with respect to stock option awards exercised and restricted stock and restricted stock unit awards vested during fiscal year 2008 for each of the Executive Officers.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Michael J. Cushman	-	-	-	-
Kevin R. Watson	-	-	-	-
Scott R. Louis	-	-	-	-
Roger D. Nash	-	-	-	-
Gary S. Litzsinger	-	-	-	-
Leo J. Graham	-	-	-	-

Equity Compensation Plan Information

The following table summarizes information about the options, warrants, and rights and other equity compensation under the Company's equity plans as of December 31, 2008.

EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants, and rights (#)	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity Compensation Plans approved by security holders (1)	987,402	$9.74	371,055
Equity Compensation Plans not approved by security holders	None	N/A	N/A
Total	987,402	$9.74	371,055

(1) Includes options to purchase shares of Company Common Stock under the following shareholder-approved plans: North Valley Bancorp 1989 Director Stock Option Plan, North Valley Bancorp 1998 Employee Stock Incentive Plan, North Valley Bancorp 1999 Director Stock Option Plan and 2008 Stock Incentive Plan.

Employment Agreements

The Company entered into an Employment Agreement with Michael J. Cushman in 2001. The Company entered into an Employment Agreement with Leo J. Graham in 2004, revised in 2006. The Company entered into Employment Agreements with Gary S. Litzsinger, Scott R. Louis and Roger D. Nash during 2005. The Company entered into an Employment Agreement with Kevin R. Watson in 2006.

The Employment Agreement entered into in 2001 with Mr. Cushman had an initial term of three years with annual renewals. The Employment Agreements with Messrs. Watson, Louis, Nash, Litzsinger, and Graham have an initial term of one year and provide that they will be extended for additional one-year periods, or be at will, unless either the employee or the employer gives notice of non-renewal before the end of the term or extended term. All of the Employment Agreements have been extended at their annual anniversary dates upon the same terms and conditions, except for Mr. Cushman, whose Employment Agreement has been extended annually since the end of its initial three year term upon the same terms and conditions. The compensation paid to each of Messrs. Cushman, Watson, Louis, Nash, Litzsinger, and Graham for years 2008 and 2007 under the terms of their respective Employment Agreements is set forth in the Summary Compensation Table on page 18 of this Proxy Statement.

Under the terms of their respective Employment Agreements, all Executive Officers are eligible to participate in the Executive Deferred Compensation Plan and the Salary Continuation Agreements (see discussion below) and are entitled to all other benefits made available to employees of the Company generally.

All Executive Officers are entitled to severance pay upon termination by the Company without cause in an amount ranging from six months to 24 months of current base salary, except Mr. Cushman who is also entitled to a pro rata share of his annual incentive compensation for the prior year.

POST-EMPLOYMENT COMPENSATION

Salary Continuation Agreements

The Company has entered into a Salary Continuation Agreement with each of the Executive Officers. The Salary Continuation Agreements provide for five general classes of benefits for Executive Officers, which benefits vest over a period of eight (8) to ten (10) years with credit for prior service or as determined by the Chief Executive Officer and the Board of Directors:

(1) Normal Retirement Benefits. The normal retirement benefit is calculated to provide a target benefit in the amount equal to sixty percent (60%) of the executive's compensation at the time of retirement (age 65) or a lesser amount as determined by the Chief Executive Officer and the Board of Directors.

(2) Early Termination Benefit. The early termination benefit is the vested portion of the target retirement benefit.

(3) Disability Benefit. The disability benefit is a Disability Lump Sum Benefit specified in the agreement for the plan year immediately preceding the disability, payable only upon total disability as defined in the agreement.

(4) Death Benefit. The death benefit is an amount determined by a formula that takes into account the number of years of service and the anticipated compensation level at the age of retirement.

(5) Change of Control Benefit. The change of control benefit is an amount determined as follows: Executive Officer's Fully Vested Present Value Benefit payable at age 65 for the current plan year plus two times the Executive Officer's current Plan Year Compensation (except with respect to the Chief Executive Officer, which is 2.99 times plan year compensation). This benefit is payable only in the event of a change in control as defined in the Salary Continuation Agreement and is limited by the provisions of Internal Revenue Code section 280(g).

In consulting with its compensation consultant, Clark Consulting, the Company determined that it would be more cost effective for the Company to acquire prepaid policies of life insurance to fund these anticipated future obligations than to pay annual premiums. The Company, as a result of acquiring the prepaid policies, will have cash values in the policies in excess of the amount paid for those policies.

The Company and the Executive Officers who have Salary Continuation Agreements have entered into split dollar life insurance agreements in connection with the life insurance policies obtained by the Company on their lives.

The following table illustrates the approximate annual retirement income that may become payable to a key employee credited with the number of years of service shown, assuming that benefits commence at age 65 and are payable in the form of an annuity for the employee's life or for 20 years (whichever is greater):

ANNUAL RETIREMENT INCOME
Years of Credited Service

Final Average Compensation	1	2	3	4	5
$100,000	$6,000	$12,000	$18,000	$24,000	$30,000
120,000	7,200	14,400	21,600	28,800	36,000
140,000	8,400	16,800	25,200	33,600	42,000
160,000	9,600	19,200	28,800	38,400	48,000
180,000	10,800	21,600	32,400	43,200	54,000
200,000	12,000	24,000	36,000	48,000	60,000
250,000	15,000	30,000	45,000	60,000	75,000
300,000	18,000	36,000	54,000	72,000	90,000

Final Average Compensation	6	7	8	9	10
$100,000	$36,000	$42,000	$48,000	$54,000	$60,000
120,000	43,200	50,400	57,600	64,800	72,000
140,000	50,400	58,800	67,200	75,600	84,000
160,000	57,600	67,200	76,800	86,400	96,000
180,000	64,800	75,600	86,400	97,200	108,000
200,000	72,000	84,000	96,000	109,000	121,000
250,000	90,000	105,000	120,000	135,000	150,000
300,000	108,000	126,000	144,000	162,000	180,000

Mr. Cushman began accruing retirement benefits under his Salary Continuation Agreement effective January 1, 2001, and is fully vested. Messrs. Watson, Louis, Nash, Litzsinger, and Graham began accruing retirement benefits under their Salary Continuation Agreements according to their respective hire dates.

As of December 31, 2008, the Company's aggregate accrued obligations under all Salary Continuation Agreements were $5,264,000 (includes obligations to retirees under old plans).

The following table summarizes the retirement benefits payable to the Executive Officers as of December 31, 2008.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Michael J. Cushman	Salary Continuation Plan	11	$1,191,766	-
Kevin R. Watson	Salary Continuation Plan	2	$80,235	-
Scott R. Louis	Salary Continuation Plan	3	$110,066	-
Roger D. Nash	Salary Continuation Plan	3	$156,049	-
Gary S. Litzsinger	Salary Continuation Plan	4	$100,576	-
Leo J. Graham	Salary Continuation Plan	5	$393,261	-

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan ("EDCP"), adopted by the Directors of the Company and North Valley Bank effective January 1, 2001 and restated effective January 1, 2007, is a nonqualified executive benefit plan in which the eligible executive voluntarily elects to defer some or all of his or her current compensation in exchange for the Company's promise to pay a deferred benefit. The deferred compensation is credited with interest under the plan and the accrued liability is paid to the executive at retirement. Unlike a 401(k) plan or a pension plan, an EDCP is a nonqualified plan. Accordingly, this plan is selectively made available to certain highly compensated employees and executives without regard to the nondiscrimination requirements of qualified plans. The EDCP is also an unfunded plan, which means there are no specific assets set aside to fund the plan. The Company has purchased life insurance policies in order to provide for payment of its obligations under the Executive Deferred Compensation Plan, but the executive has no rights under the plan beyond those of a general creditor of the plan sponsor. The deferred amount is not taxable income to the individual and is not a tax-deductible expense to the plan sponsor.

The EDCP is embodied in a written agreement between the plan sponsor and the executive selected to participate in the plan. The agreement includes provisions that indicate the benefits to be provided at retirement or in the event of death, disability, or termination of employment prior to retirement. The agreement provides for full vesting of deferred amounts since the executive is setting aside his or her current compensation. If the individual leaves, the account balance would be paid according to the terms specified in the agreement. If the individual were to die prior to or during retirement, the promised benefits would be paid to the individual's beneficiary or estate.

As of December 31, 2008, the Company's aggregate accrued obligations under all executive deferred compensation plans were $212,000.

The following table summarizes the nonqualified deferred compensation benefits payable to the Executive Officers as of December 31, 2008.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year (1)($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Michael J. Cushman	-	-	$7,213	-	$75,579
Kevin R. Watson	-	-	$258	$30,399	-
Scott R. Louis	-	-	$1,097	$129,374	-
Roger D. Nash	-	-	$499	$58,882	-
Gary S. Litzsinger	$4,263	-	$1,536	-	$17,208
Leo J. Graham	-	-	$807	-	$8,456

(1) Earnings credited to the accounts are based upon the terms of the Deferred Compensation Plan. The rate credited for 2008 was 10.072%.

Change in Control Agreements

In the event of a sale, dissolution or liquidation of the Company or a merger or a consolidation in which the Company is not the surviving or resulting Company, a "change in control" occurs.

All of the Executive Officers are, upon a change in control of the Company, entitled under their Employment Agreements to receive the "change in control" benefits described in their Salary Continuation Agreements (see discussion of Salary Continuation Agreements above).

All options outstanding under the 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan, the 1999 Director Stock Option Plan, and the 2008 Stock Incentive Plan which at the time are not fully vested may, nonetheless, under the terms of the relevant agreement of merger or consolidation or plan of sale, liquidation or dissolution, be entitled to be exercised as if they were fully (100 percent) vested. Summary information regarding each Company stock option plan is set forth below.

The North Valley Bank Executive Deferred Compensation Agreements and North Valley Bank Executive Salary Continuation Agreements provide for the acceleration of the payment of benefits to Executive Officers thereunder upon a change in control of the Company. Summary information regarding such agreements is set forth below, as of December 31, 2008.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name		(1)
Michael J. Cushman	Payment of Three-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$2,467,399
Kevin R. Watson	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$879,040
Scott R. Louis	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$757,859
Roger D. Nash	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$807,105
Gary S. Litzsinger	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$539,616
Leo J. Graham	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$1,222,793

(1) Each amount shown in this column is the maximum, as the individual Agreements limit the amount of payment to any Executive Officer as a result of a change in control, including the value of acceleration of any equity awards and salary continuation plans, to the maximum amount permissible to avoid an "excess parachute payment" under Section 280(g) of the Internal Revenue Code.

DIRECTOR COMPENSATION

Director Deferred Fee Plan

The Director Deferred Fee Plan ("DDFP"), adopted by the Directors of the Company and North Valley Bank effective January 1, 2001 and restated effective January 1, 2007, is a nonqualified director benefit plan in which the eligible director voluntarily elects to defer some or all of his or her current fees in exchange for the Company's promise to pay a deferred benefit. The deferred fees are credited with interest under the plan and the accrued liability is paid to the director at retirement. Unlike a 401(k) plan or a pension plan, a DDFP is a nonqualified plan. Accordingly, this plan is only made available to outside directors without regard to the nondiscrimination requirements of qualified plans. The DDFP is also an unfunded plan, which means there are no specific assets set aside to fund the plan. The Company has purchased life insurance policies in order to provide for payment of its obligations under the Director Deferred Fee Plan, but the director has no rights under the plan beyond those of a general creditor of the plan sponsor. The deferred amount is not taxable income to the individual and is not a tax-deductible expense to the plan sponsor.

The Company and the Directors who have DDFP Agreements have also entered into split dollar life insurance agreements in connection with the life insurance policies obtained by the Company and North Valley Bank on their lives.

The DDFP is embodied in a written agreement between the plan sponsor and the Director selected to participate in the plan. The Agreement includes provisions that indicate the benefits to be provided at retirement or in the event of death, disability, or termination of Board membership prior to retirement. The Agreement provides for full vesting of deferred amounts since the Director is setting aside his or her current fees. If the individual leaves, the account balance would be paid according to the terms specified in the Agreement. If the individual were to die prior to or during retirement, the promised benefits would be paid to the individual's beneficiary or estate.

As of December 31, 2008, the Company's aggregate accrued obligations under the Directors Deferred Fee Plan were $2,852,000.

Components of Director Compensation

North Valley Bancorp reviews the level of compensation of its non-employee Directors on an annual basis. To determine whether the current level of compensation for its non-employee Directors is appropriate, North Valley Bancorp has historically obtained data from a number of different sources including:

- Publicly available data describing director compensation in peer companies;
- Data provided by the California Banker's Association with regard to director compensation;
- Information obtained directly from other companies.

During 2008, each Director (other than the Chairman) of North Valley Bancorp was paid $3,000 per quarterly meeting of the Board of Directors and each Director (other than the Chairman) of North Valley Bank was paid $500 per monthly meeting of the Board of Directors. Payments for attendance at Loan Committee meetings of North Valley Bank during 2008 were $250 per meeting. The Chairman of the Board of Directors of the Company was paid $5,000 for each quarterly meeting of the Board of Directors and the Chairman of the Board of Directors of North Valley Bank was paid $850 for each Board of Directors meeting during 2008. The Chairman of the Loan Committee was paid $350 per meeting during 2008. The Chairman of the Audit Committee was paid a quarterly fee of $1,000 during 2008. The Chairman of the Compensation Committee was paid a quarterly fee of $850 during 2008.

Commencing in 1998, each non-employee Director of the Company has received an award of shares of Common Stock as part of his or her annual retainer as a Director pursuant to the 1998 Employee Stock Incentive Plan and continued under the 2008 Stock Incentive Plan. Each award is fully vested when granted to the outside Director. Each Director of the Company received 900 shares of Common Stock as his or her annual retainer in 2008.

During 2008, cash compensation paid to non-employee Directors of the Company totaled $20,550 and payment of additional Director Compensation of $167,000 was deferred under the DDFP. In 2008, the non-employee Directors received a stock option grant of 133,420 shares. Directors electing coverage under the group health insurance plan available to employees of the Company have been required to pay 100% of their health insurance premiums since January 1989.

The following table sets forth information with regard to compensation earned by non-employee Directors in 2008. Compensation earned by the only employee Director, Michael J. Cushman, is described in the "Executive Compensation" section above.

DIRECTOR COMPENSATION TABLE

Name (1)	Fees Earned or Paid in Cash (2)($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)($)	All Other Compensation ($)	Total ($)
William W. Cox	$22,900	$4,428	$3,768	-	$17,348	-	$48,444
Royce L. Friesen	$21,400	$4,428	$3,548	-	$11,856	-	$41,231
Dante W. Ghidinelli	$25,750	$4,428	$3,762	-	$10,212	-	$44,152
Kevin D. Hartwick	$21,250	$4,428	$3,762	-	$9,344	-	$38,783
Roger B. Kohlmeier	$20,550	$4,428	$14,129	-	-	-	$39,107
Martin A. Mariani	$19,500	$4,428	$14,129	-	$2,525	-	$40,582
Dolores M. Vellutini	$21,250	$4,428	$3,762	-	$8,534	-	$37,974
J.M. Wells, Jr.	$34,950	$4,428	$3,711	-	$36,920	-	$80,008

(1) Includes only Directors who served during 2008.

(2) Includes cash payments made to Directors of North Valley Bancorp for meetings attended during 2008.

(3) The amounts in this column represent the above-market or preferential earnings on any nonqualified compensation. The above-market rate is determined by using the amount above 120% of the Federal long-term rate. For 2008, the interest rate paid was 10.072%, and the above-market rate was determined to be 5.20%.

The following table shows the aggregate number of stock awards and option awards outstanding for each non-employee Director as of December 31, 2008. On January 24, 2008, 3,000 stock options were granted to William W. Cox, Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Dolores M. Vellutini, and J. M. "Mike" Wells, Jr. and 12,000 stock options were granted to Roger B. Kohlmeier and Martin A. Mariani pursuant to the 1998 Employee Stock Incentive Plan. As part of his or her annual retainer for 2008, 900 shares of Common Stock were awarded pursuant to the 2008 Stock Incentive Plan. The following stock option shares were granted on November 20, 2008, pursuant to the 2008 Stock Incentive Plan: 17,220 to William W. Cox, 2,100 to Royce L. Friesen, 16,800 to Dante W. Ghidinelli, 16,800 to Kevin D Hartwick, 4,200 to Roger B. Kohlmeier, 4,200 to Martin A. Mariani, 16,800 to Dolores Vellutini and 13,300 to J.M. "Mike" Wells, Jr.

Name	Aggregate Stock Awards Outstanding as of 12/31/08 (1)(#)	Aggregate Option Awards Outstanding as of 12/31/08 (#)	Grant Date Fair Value of Stock and Option Awards Made during 2008 ($)
William W. Cox	900	66,420	$24,451
Royce L. Friesen	900	8,100	$14,852
Dante W. Ghidinelli	900	64,800	$24,184
Kevin D. Hartwick	900	64,800	$24,184
Roger B. Kohlmeier	900	16,200	$43,456
Martin A. Mariani	900	16,200	$43,456
Dolores M. Vellutini	900	64,800	$24,184
J.M. Wells, Jr.	900	51,300	$21,962

(1) The 900 shares of Common Stock represent the annual retainer grant pursuant to the 2008 Stock Incentive Plan.

North Valley Bancorp 1989 Director Stock Option Plan

Under the North Valley Bancorp 1989 Director Stock Option Plan, as amended (the "1989 Director Plan"), which was adopted by the Board of Directors in December 1989 and by the shareholders of the Company at the 1990 Annual Meeting, each member of the Board of Directors, including employees who are Directors, automatically received every January a non-statutory stock option to purchase 1,000 shares of the Company's Common Stock. Effective upon adoption of the North Valley Bancorp 1999 Director Stock Option Plan, no further grants of options have been made under the 1989 Director Plan. As of April 15, 2009, there were no outstanding options to purchase shares of Common Stock pursuant to the 1989 Director Plan.

North Valley Bancorp 1998 Employee Stock Incentive Plan

The North Valley Bancorp 1998 Employee Stock Incentive Plan (the "Stock Incentive Plan") was adopted by the Board of Directors in February 1998 and approved by the shareholders of the Company at the 1998 Annual Meeting. The Stock Incentive Plan provides for awards in the form of options (which may constitute incentive stock options or non-statutory stock options to key employees) and also provides for the award of shares of Common Stock to outside directors. The shares of Common Stock authorized to be awarded as options under the Stock Incentive Plan consist of 600,000 shares increased in an amount equal to 2% of shares outstanding each year, commencing January 1, 1999. The Stock Incentive Plan defines "key employee" as a common-law employee of the Company, its parent or any subsidiary of the Company, an "outside director," or a consultant or advisor who provides services to the Company, its parent or any subsidiary of the Company. For purposes of the Stock Incentive Plan, an "outside director" is defined as a member of the Board who is not a common-law employee of the Company, its parent or any subsidiary of the Company.

Pursuant to the Stock Incentive Plan, as of April 15, 2009, there were outstanding options to purchase 421,290 shares of Company Common Stock. As provided in the Stock Incentive Plan, the authorization to award incentive stock options terminated on February 19, 2008.

The Stock Incentive Plan is administered by a committee of the Board of Directors. As of April 15, 2009, the Committee members are Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier and

Dolores M. Vellutini. The Committee must have a membership composition which enables the Stock Incentive Plan to qualify under SEC Rule 16b-3 with regard to the grant of options or other rights under the Stock Incentive Plan to persons who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of options or determining awards or other rights under the Stock Incentive Plan to persons subject to Section 16 of the Exchange Act.

In the event that the Company is a party to a merger or other reorganization, outstanding options and stock awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding options by the surviving Company or its parent, for their continuation by the Company (if the Company is a surviving Company), for accelerated vesting and accelerated expiration, or for settlement in cash.

North Valley Bancorp 1999 Director Stock Option Plan

On April 1, 1999, the Board of Directors adopted the North Valley Bancorp 1999 Director Stock Option Plan (the "1999 Director Stock Option Plan"), pursuant to which all members of the Board of Directors are eligible for the award of non-statutory stock options to purchase shares of the Company's Common Stock. Non-statutory stock options are options not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

The 1999 Director Stock Option Plan replaced the existing North Valley Bancorp 1989 Director Stock Option Plan, as amended (the "1989 Director Plan") and was approved by the shareholders at the 1999 Annual Meeting.

The 1999 Director Stock Option Plan is administered by the Board of Directors. All awards of options are at the discretion of the Board of Directors. The Board of Directors has the authority to delegate some or all of its duties in administering the 1999 Director Stock Option Plan to a committee of the Board of Directors appointed for this purpose, composed of not less than two members of the Board of Directors who qualify as non-employee directors. The body administering the 1999 Director Stock Option Plan is generally authorized to administer such Plan in all respects, subject to the express terms of such Plan, including the full power to make all determinations necessary or advisable for its administration.

All members of the Board of Directors of the Company and North Valley Bank, including employees of the Company who are directors, are eligible to participate in the 1999 Director Stock Option Plan. As of April 15, 2009, there were nine Directors eligible to participate in the 1999 Director Stock Option Plan.

Shares covered by options granted pursuant to the 1999 Director Stock Option Plan are authorized but unissued shares of the Company's Common Stock. The maximum aggregate number of shares of Common Stock which may be optioned and sold under the 1999 Director Stock Option Plan is equal to ten percent of the total shares of the Company's Common Stock issued and outstanding from time to time. As of April 15, 2009, there were options outstanding under the 1999 Director Stock Option Plan for the purchase of 93,000 shares of Common Stock. On the same date, there were 7,495,817 shares of Common Stock issued and outstanding. Thus, as of April 15, 2009, a total of 225,767 shares of Common Stock were available for the grant of additional options under the 1999 Director Stock Option Plan.

The 1999 Director Stock Option Plan includes provisions for adjustment of and changes in the shares reserved for issuance in the event that the shares of Common Stock of the Company are changed into or exchanged for a different number of kind of shares of stock or other securities of the Company or other Company, whether by reason or reorganization, merger, consolidation, recapitalization, reclassification, stock dividend, stock split or other changes.

The 1999 Director Stock Option Plan also includes provisions regarding the sale, dissolution or liquidation of the Company and any reorganization, merger or consolidation in which the Company is not the surviving or resulting Company. If the Company is not the surviving or resulting Company, the Board of Directors shall have the power to terminate all options under the 1999 Director Stock Option Plan, provided that each optionee shall have the right prior to the effective date of such sale, dissolution, liquidation, reorganization, merger or consolidation to exercise any outstanding option in full, without regard to the option's vesting schedule.

Options granted under the 1999 Director Stock Option Plan may only be non-statutory stock options. Each option will be 20 percent exercisable or "vested" immediately upon the date of grant and will become further vested at the rate of 20 percent on each of the first four anniversary dates thereafter. Options are exercisable for a period of ten years after the date of grant. The exercise price for the options is 85 percent of the fair market value of the shares on the date of grant, as determined by the Board of Directors. As long as the Company's Common Stock is listed on The NASDAQ Stock Market, such fair market value shall be equal to the last transaction price reported for such date on The NASDAQ Global Select Market.

Each option granted under the 1999 Director Stock Option Plan has a termination date of ten years after the date of grant. In addition, each option automatically expires three months after termination of service as a director other than for cause, except that in the case of termination of service due to mandatory retirement, death or disability, an option will remain in effect unchanged. If a director is removed from the Board of Directors for cause, the option will expire 30 days after such termination of service.

The Board of Directors may amend, suspend or terminate the 1999 Director Stock Option Plan at any time and for any reason. Any amendment is subject to the approval of the shareholders of the Company only to the extent required by applicable laws or regulations. No amendment or termination may adversely affect the rights of an optionee under a previously awarded option, without the optionee's consent.

No taxable income is recognized by an optionee upon the award of a non-statutory stock option under the 1999 Director Stock Option Plan. The exercise of a non-statutory stock option awarded under the 1999 Director Stock Option Plan results in the realization of ordinary income to the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. For federal income tax purposes, the Company will be entitled to a compensation expense deduction in the same amount. The 1999 Director Stock Option Plan allows an optionee to satisfy any withholding tax requirement in connection with the exercise of an option by the withholding of shares from the total number of shares issuable upon exercise of the option or by the delivery to the Company of shares of Company Common Stock that have been held by the optionee for at least six months. Any such arrangement must be acceptable to the Company.

North Valley Bancorp 2008 Stock Incentive Plan

The North Valley Bancorp 2008 Stock Incentive Plan (the "2008 Stock Incentive Plan") was adopted by the Board of Directors in February 2008 and approved by the shareholders of the Company at the 2008 Annual Meeting. The 2008 Stock Incentive Plan provides for the grant to key employees of stock options, which may consist of incentive stock options or non-statutory stock options. The 2008 Stock Incentive Plan also provides for the grant to outside directors, and to consultants and advisers to the Company, of stock options, all of which must be non-statutory stock options. The shares of Common Stock authorized to be awarded as options under the 2008 Stock Incentive Plan consist of 400,000 shares and shall be increased by a number of shares of Common Stock equal to 2% of the total number of the shares of Common Stock of the Company outstanding at the end of the most recently concluded calendar year. The vesting period is generally four years; however the vesting period can be modified at the discretion of the Company's Board of Directors, and for all options granted in the fourth quarter in 2008 the vesting period is five years. The 2008 Stock Incentive Plan defines "key employee" as a common-law employee of the Company, its parent or any subsidiary of the Company, an "outside director," or a consultant or advisor who provides services to the Company, its parent or any subsidiary of the Company. For purposes of the 2008 Stock Incentive Plan, an "outside director" is defined as a member of the Board who is not a common-law employee of the Company, its parent or any subsidiary of the Company.

Pursuant to the 2008 Stock Incentive Plan, as of April 15, 2009, there were outstanding options to purchase 261,212 shares of Company Common Stock.

The award in 2008 of 900 shares of Common Stock to each outside director as an annual retainer under the Plan is fully taxable at the time of the grant. The Company receives a compensation expense deduction in the same amount. If the outside director disposes of the Common Stock prior to 12 months after the date of grant, any gain (or loss) will be a short-term capital gain. If the shares are held for longer than 12 months, any gain (or loss) will be taxed at long-term capital gain rates.

The 2008 Stock Incentive Plan is administered by a committee of the Board of Directors. As of April 15, 2009, the Committee members are Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. The Committee must have a membership composition which enables the Stock Incentive Plan to qualify under SEC Rule 16b-3 with regard to the grant of options or other rights under the Stock Incentive Plan to persons who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of options or determining awards or other rights under the Stock Incentive Plan to persons subject to Section 16 of the Exchange Act.

In the event that the Company is a party to a merger or other reorganization, outstanding options and stock awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding options by the surviving Company or its parent, for their continuation by the Company (if the Company is a surviving Company), for accelerated vesting and accelerated expiration, or for settlement in cash.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee consists of the following members of the Company's Board of Directors: Royce L. Friesen (Chairman), William W. Cox and Martin A. Mariani. All members of the Committee are independent as defined under SOX, the rules and regulations of the SEC and the corporate governance listing standards of NASDAQ.

The Compensation Committee reviews and recommends to the Board of Directors, salaries, performance based incentives, both annual and long-term, and other matters relating to the compensation of the Chief Executive Officer and the Chief Executive Officer's recommendations as to Executive Officers, taking into consideration non-salary based benefits in the form of Company paid expenses for car allowances and club memberships. The Committee determines the base salary for the Chief Executive Officer by: (1) examining the Company's performance against its preset goals, (2) examining the Company's performance within the banking industry, (3) evaluating the overall performance of the Chief Executive Officer, and (4) comparing the base salary of the Chief Executive Officer to that of other chief executive officers in the banking industry in the Company's market area. In January 2008, the Committee recommended, and the Board approved, the following executive salaries effective February 1, 2008: Mr. Cushman's annual salary of $300,982; Mr. Watson's annual salary of $196,560; Mr. Louis' annual salary of $161,700; Mr. Nash's annual salary of $161,700; Mr. Litzsinger's annual salary of $120,000, and Mr. Graham's annual salary of $179,008. The base salary levels for all Executive Officers were frozen at the start of 2009, remaining unchanged from 2008. The Compensation Committee determined in consultation with President and Chief Executive Officer, Michael J. Cushman, that all Executive Officer compensation be frozen at 2008 levels, and that no incentive bonuses or merit increases be paid for 2008. The Compensation Committee also suspended the award of incentive stock option grants that normally would be granted in January of 2009 for performance in 2008. The basis for the suspension of incentive bonus compensation and merit increase to base salary was because of the economic downturn nationwide and in California that has negatively affected the earnings of the Company. The Board of Directors approved the recommendations of the Compensation Committee.

The members of the Compensation Committee have reviewed and discussed the foregoing Compensation Discussion and Analysis with management and, based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the North Valley Bancorp Annual Report on Form 10-K for the year ended December 31, 2008.

Submitted by:

Royce L. Friesen, Chairman
William W. Cox
Martin A. Mariani

NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE CORPORATION'S PREVIOUS OR FUTURE FILINGS UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 THAT MIGHT INCORPORATE THIS PROXY STATEMENT OR FUTURE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IN WHOLE OR IN PART, THE ABOVE REPORT SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY SUCH FILING.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

The Company has a policy that it does not enter into any transactions covered under Item 404 of Regulation S-K with the exception of loans made by North Valley Bank (see "Indebtedness of Management" below). There have been no transactions, or series of similar transactions, during 2008, or any currently proposed transaction, or series of similar transactions, to which the Company or North Valley Bank was or is to be a party, in which the amount involved exceeded or will exceed $120,000 and in which any director, director-nominee or executive officer of the Company or North Valley Bank, or any shareholder owning of record or beneficially 5% or more of North Valley Bancorp Common Stock, or any member of the immediate family of any of the foregoing persons, had, or will have, a direct or indirect material interest.

Indebtedness of Management

Through its banking subsidiary, North Valley Bank, the Company has had and expects in the future to have banking transactions, including loans and other extensions of credit, in the ordinary course of its business with many of the Company's Directors, Executive Officers, holders of five percent or more of the Company's Common Stock and members of the immediate family of any of the foregoing persons, including transactions with companies or organizations of which such persons are directors, officers or controlling shareholders, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated persons. Management believes that in 2008 such loan transactions did not involve more than the normal risk of collectibility or present other unfavorable features. All loans and other extensions of credit made by North Valley Bank to the Directors and Executive Officers of the Company and North Valley Bank are made in compliance with the applicable restrictions of Section 22 of the Federal Reserve Act and Regulation O of the Board of Governors of the Federal Reserve System.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee consists of the following members of the Company's Board of Directors: Dante W. Ghidinelli (Chairman), Royce L. Friesen, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. All members of the Committee are independent as defined under SOX, the SEC Regulations and NASDAQ listing standards. Both Chairman Dante W. Ghidinelli and Mr. Kevin D. Hartwick have been, as a result of their accounting backgrounds determined to be qualified as an Audit Committee Financial Expert as defined under SOX, the SEC Regulations and NASDAQ listing standards. The Committee operates under a written charter adopted by the Board of Directors, which is included in this Proxy Statement as Appendix A. The Audit Committee, in addition to its other functions, recommends to the Board of Directors, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted accounting principles and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

The Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, internal control and financial reporting practices of the Company. The

Committee's primary responsibilities include the following: (1) serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (2) review and evaluate the audit efforts of the Company's independent registered public accounting firm and internal audit department; (3) evaluate the Company's quarterly financial performance as well as its compliance with laws and regulations; (4) oversee management's establishment and enforcement of financial policies and business practices; and (5) facilitate communication among the independent registered public accounting firm, financial and senior management, counsel, the internal audit department and the Board of Directors.

The Audit Committee has been updated quarterly on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Company's internal control over financial reporting. The Audit Committee has also discussed with the independent registered public accounting firm the Company's internal control assessment process, management's assessment with respect thereto and the independent registered public accounting firm's evaluation of the Company's system of internal control over financial reporting.

It is not the duty or the responsibility of the Committee to conduct auditing or accounting reviews. Therefore, the Committee has relied, without further independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent registered public accounting firm included in their report on the Company's financial statements and internal control over financial reporting. Furthermore, the Committee's discussions with management and the independent registered public accounting firm do not provide the Committee with any other independent basis to determine or assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm are in fact "independent."

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2008 with management and Perry-Smith LLP, the Company's independent registered public accountants. The Audit Committee has also discussed with Perry-Smith LLP, the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards) as may be modified or supplemented. The Audit Committee has also received the written disclosures and the letter from Perry-Smith LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accountants' communications with the Audit Committee concerning independence and the Audit Committee has discussed the independence of Perry-Smith LLP with that firm.

The Committee has recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission and has recommended ratification of Perry-Smith LLP as the Independent Registered Public Accounting Firm for the Company for the fiscal year 2009.

Submitted by:

Dante W. Ghidinelli (Chairman)
Royce L. Friesen
Kevin D. Hartwick
Roger B. Kohlmeier
Dolores M. Vellutini

NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE CORPORATION'S PREVIOUS OR FUTURE FILINGS UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 THAT MIGHT INCORPORATE THIS PROXY STATEMENT OR FUTURE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IN WHOLE OR IN PART, THE ABOVE REPORT SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY SUCH FILING.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Perry-Smith LLP, which served the Company as Independent Registered Public Accounting Firm for the 2008 fiscal year, has been recommended by the Audit Committee of the Board of Directors of the Company as the Company's Independent Registered Public Accounting Firm for the 2009 fiscal year. Perry-Smith LLP has no interest, financial or otherwise, in the Company. All Proxies will be voted for the ratification of the appointment of Perry-Smith LLP, unless authority to vote for the ratification of such selection is withheld or an abstention is noted. If Perry-Smith LLP should for any reason decline or be unable to act as Independent Registered Public Accounting Firm, the Proxies will be voted for a substitute independent registered public accounting firm to be designated by the Audit Committee.

A representative of Perry-Smith LLP is expected to attend the Meeting and will have the opportunity to make a statement if he or she desires to do so and will respond to appropriate questions from shareholders present at the Meeting.

The Audit Committee of the Board of Directors of the Company approved each professional service rendered by Perry-Smith LLP during the 2008 fiscal year and considered whether the provision of non-audit services is compatible with maintaining their independence.

During the period covering the fiscal years ended December 31, 2008 and 2007, Perry-Smith LLP performed the professional services described below. No other services were provided in 2008 and 2007.

Description	2008	2007
Audit Fees (1)	$284,000	$285,000
Audit-Related Fees (2)	$ 29,000	$ 28,000
Tax Fees (3)	$ 64,000	$ 64,800
All Other Fees (4)	$ 6,000	$ 15,000

(1) Audit fees consist of fees for professional services rendered for the audit of the Company's consolidated financial statements, review of consolidated financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees represent fees for professional services in connection with the audit of the Company's retirement plans.

(3) Tax services consist of compliance fees for the preparation of tax returns and tax payment-planning services. Tax services also include fees relating to other tax advice, tax consulting and planning other than for tax compliance and preparation.

(4) All other fees consist primarily of consulting services in connection with SEC inquiries.

Required Vote

The approval of the ratification of the appointment of Perry-Smith LLP as the Company's Independent Registered Public Accounting Firm for the 2009 fiscal year requires the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at the Meeting.

The Board of Directors has approved the recommendation of the Audit Committee of the Board of Directors that Perry-Smith LLP be appointed to serve as the Company's Independent Registered Public Accounting Firm for the year 2009 and unanimously recommends a vote "FOR" ratification of the appointment of Perry-Smith LLP.

SHAREHOLDER PROPOSALS

The Company's 2010 Annual Meeting of Shareholders is scheduled for May 27, 2010. Shareholder proposals must be received by the Company no later than December 23, 2009, to be considered for inclusion in the Proxy Statement and Proxy for the 2010 Annual Meeting of Shareholders. Management of the Company will have discretionary authority to vote proxies obtained by it in connection with any shareholder proposal not submitted on or before the December 23 2009, deadline.

OTHER MATTERS

The Board of Directors knows of no other matters which will be brought before the Meeting, but if such matters are properly presented to the Meeting, Proxies solicited hereby will be voted in accordance with the judgment of the persons holding such Proxies. All shares represented by duly executed Proxies will be voted at the Meeting.

By Order of the Board of Directors,

Leo J. Graham
Corporate Secretary

Redding, California
April 24, 2009

APPENDIX A

AUDIT COMMITTEE CHARTER

1. **General Purpose:**

The Audit Committee of North Valley Bancorp ("Bancorp") is a committee comprised of at least three independent directors of North Valley Bancorp and will include an independent director from each of Bancorp's subsidiary banks. The Audit Committee will represent the Bancorp and all of its subsidiary banks, (the "Corporation"), for purpose of Audit Committee functions. The purpose of the Audit Committee is to act on behalf of the Bancorp and Banks' Boards of Directors in fulfilling the Boards' oversight responsibilities with respect to:

1) The integrity of the Corporation's financial statements, financial reporting processes and systems of internal control regarding finance, accounting, security, regulatory and legal compliance;

2) The independence, qualifications and performance of the Corporation's independent auditors;

3) The performance of the Corporation's internal audit function and internal auditor;

4) Communications among the independent auditors, management, the internal auditing department, and the Boards of Directors;

5) Procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by the Corporation's employees of concerns regarding accounting or auditing matters; and

6) Performance of Risk Management Program and of Chief Risk Officer.

2. **Statement of Policy:**

The Audit Committee shall provide assistance to the directors of the Boards in fulfilling their responsibilities to the shareholders, potential shareholders, and investment community related to accounting, reporting practices, and the quality and integrity of the financial reports of the Corporation. While the Audit Committee will not attempt to correct problems independently, they will function as an informed, vigilant and effective monitor of the Corporation's reporting process and internal controls. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the directors, the independent auditors, the internal auditors, and the management of the Corporation. In addition, the Audit Committee shall have the authority to engage independent counsel and other advisors, as it determines necessary to carry out these duties, and the Corporation shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to such counsel or advisors. The Audit Committee representative shall report regularly to the Bancorp and Banks' Boards of Directors so as to keep the individual Bancorp and Banks' Boards up to date on the activities of the Audit Committee in assisting the Boards' with their oversight responsibilities.

3. **Member Independence and Qualifications:**

All members of the Audit Committee shall satisfy the independence and experience requirements of the Securities and Exchange Commission (SEC) and The NASDAQ National Market (NASDAQ) applicable to audit committee members as in effect from time to time, when and as required by the SEC and NASDAQ. All members of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, income statement and statement of cash flows and shall not have participated in the preparation of the financial statements of the Bancorp or any current subsidiary of the Bancorp at any time during the prior three years. At least one member of the Audit Committee shall have experience or background sufficient to meet The NASDAQ financial sophistication requirements and would also meet the definition of an audit committee financial expert under the Securities Exchange Act of 1934, as amended.

4. **Member Compensation:**

The members of the committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee (i) accept any consulting, advisory, or other compensatory fee from Corporation or its affiliates or (ii) be an affiliated person of Corporation or its subsidiary. Compensation for committee membership will be as set by the North Valley Bancorp Board of Directors.

5. **Responsibilities Related to Registered Public Accounting Firms and Audit Firms:**

The Audit Committee shall be directly responsible for the appointment, evaluation, termination, compensation, and oversight of the work of any registered public accounting firm ("Independent Auditor"), or any audit firm employed by the Corporation and each such firm shall report directly to the Audit Committee. The Audit Committee's retention of any Independent Auditor firm shall be subject to the applicable vote of shareholders.

The Audit Committee shall explicitly approve the engagement of the Independent Auditor for all audit and permissible non-audit related services, including compensation to be paid therefore or the engagement for such services may be entered into pursuant to pre-approval policies and procedures established by the Audit Committee, provided such policies are detailed as to the particular service, the Audit Committee is informed of the particular service, and such polices and procedures do not include delegation of the Audit Committee's responsibilities under the Securities Exchange Act of 1934, as amended, to management, provided that with respect to services other than audit, review or attest services, no pre-approval is required if all of the following conditions are met: (i) the aggregate amount of all such services accounts for no more than 5% of the total revenues paid to the Independent Auditor during the fiscal year in which the services are provided; (ii) such services were not recognized by the Corporation to be non-audit services at the time of engagement; and (iii) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee (or one or more members delegated pursuant to the following sentence). The Audit Committee may delegate its authority to grant pre-approvals to one or more members of the Audit Committee, provided that the decisions of any Audit Committee member to whom authority is delegated to grant pre-approvals is presented to the full Audit Committee at its next meeting.

The Audit Committee shall obtain and review, at least annually, a formal written statement from the Independent Auditor delineating: (1) the internal quality control procedures of the Independent Auditor; (2) material issues raised by the Independent Auditor's most recent quality-control review; (3) steps taken to deal with the material issues raised in the quality-control review; and (4) all relationships between the Independent Auditor, and Bancorp and/or its affiliates, consistent with the Financial Accounting Standards Board Standard No. 1. The Audit Committee will consider and discuss with the Independent Auditor any disclosed relationships or services that could affect the Independent Auditor's objectivity and independence, and assess and otherwise take appropriate action to oversee the independence of the Independent Auditor.

The Audit Committee shall ensure the rotation of the lead audit partner and the "concurring or reviewing partner" every five years, and consider the adoption of a policy of rotating the Independent Auditor on a regular basis.

The Audit Committee shall meet with the Independent Auditor prior to the commencement of an audit to discuss the scope, planning and staffing of the audit.

The Audit Committee shall consider and, if deemed appropriate, adopt a policy regarding Audit Committee pre-approval of employment by the Corporation of individuals formerly employed by the Independent Auditor.

The Audit Committee shall evaluate the cooperation received by the Independent Auditor during their audit examination, including any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information.

The Audit Committee shall discuss with the Independent Auditor and management any conflicts or disagreements between management and the Independent Auditor regarding financial reporting, accounting practices or policies and shall be responsible for resolving any conflicts regarding financial reporting.

The Audit Committee shall confer with the Independent Auditor and with senior management regarding the scope, adequacy and effectiveness of internal auditing and financial reporting controls in effect, and any special steps taken in the event of material control deficiencies.

6. **Oversight of the Integrity of the Financial Statements:**

Upon completion of the audit, the Audit Committee shall review and discuss with the Independent Auditor and management the annual audited financial statements and make related recommendations in connection with Bancorp's 10-K filings.

The Audit Committee shall review and discuss with the Independent Auditor and management the quarterly financial statements prior to Bancorp's 10-Q filings, and any other matters required to be communicated to the Audit Committee by the Independent Auditor under Statement on Auditing Standards No. 61. The Chairperson or a member of the Audit Committee may represent the entire Audit Committee for purposes of this discussion.

The Audit Committee shall discuss with management and the Independent Auditor significant issues that arise regarding accounting principles and financial statement presentation, including the adoption of new, or material changes to existing, critical accounting policies or to the application of those policies, the potential effect of alternative accounting polices available under GAAP, the potential impact of regulatory and accounting initiatives and any other significant reporting issues and judgments.

The Audit Committee shall discuss with the Independent Auditor and management significant financial reporting issues and judgments made in connection with the preparation of Bancorp's financial statements.

7. **Oversight of Internal Audit Function and Internal Auditor / Risk Management Program and Chief Risk Officer:**

The Audit Committee shall review the appointment, performance, and termination of the Chief Risk Officer and Internal Auditor, who shall meet with the Audit Committee on a regular basis, attend meetings of the Audit Committee, and report regularly on the activities of the Audit and Risk Management function.

The Audit Committee shall approve the annual Audit and Risk Management Plan to assure the comprehensive coverage of significant risk areas.

The Audit Committee shall discuss with management, and, as appropriate, the Independent Auditor, the Corporation's major financial and other risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

The Audit Committee shall review significant Audit and Risk Review Reports ("Reports") and/or recommendations prepared by Audit and Risk Management and review management's responses to the Reports and/or recommendations.

The Audit Committee shall discuss material legal matters with the General Counsel of the holding company and subsidiary banks, including matters reflected in the Quarterly Litigation Report.

The Audit Committee shall review and approve the quarterly allowances for loan and lease losses and reports of Internal Auditors and communicate said reports to Bancorp and Bank Boards of Directors.

The Audit Committee shall review with the Independent Auditor any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Independent Auditor and management's response, if any, to such letter.

The Audit Committee shall review the results of management's efforts to monitor compliance with the programs and policies designed to ensure adherence to applicable laws and regulations, as well as to its Code of Ethics, including review and approval of insider and affiliated-party transactions.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in Bancorp's annual proxy statement.

The Audit Committee shall review and assess the adequacy of this charter annually and recommend any proposed changes to the Bancorp's Board for approval.

8. **Compliance Oversight Responsibilities:**

Obtain from the Independent Auditor assurance that Section 10a(b) of the Exchange Act has not been implicated.

The Audit Committee shall have oversight responsibility for the Banks' compliance with the Community Reinvestment Act. The Audit Committee shall review and approve the Banks' performance under this Act and recommend appointment by the appropriate Bank Board of the Community Reinvestment Act Officer.

In the event that a Suspicious Activity Report ("SAR") must be filed, in accordance with the Bank Secrecy Act and Bank policy, the SAR must be reviewed at the next scheduled meeting of the Audit Committee. In the event that the SAR involves an insider, or is of a significant dollar amount or impact to any of the Banks, a recommendation by the Bank's legal counsel will be presented to the Audit Committee, who will determine whether presentation to the full Board is necessary.

The Audit Committee shall have the authority to appoint the Bank Secrecy Act Officer and the Bank Security Officer.

9. **Complaints:**

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Specifically, employees of the Corporation will be instructed that they may submit confidential, anonymous concerns regarding questionable accounting or auditing matters to the Chairperson of the Audit Committee without fear of retaliation, as outlined in the Code of Ethics / Code of Business Conduct and Ethics Policy.

10. **Meetings:**

Regular and special meetings of the Audit Committee will be held at the time and place as the Audit Committee deems necessary and appropriate and at least on a quarterly basis.

11. **Minutes:**

The Secretary of the Audit Committee will maintain minutes and other relevant records of the meetings and activities of the Audit Committee. The minutes will be available for review by the Board and any regulatory agency having jurisdiction over the affairs of Bancorp or the Banks. In the event of any meeting in Executive Session or otherwise where the Secretary is not present, the Chair will designate an Acting Secretary of the Audit Committee for the purpose of recording the minutes of actions taken at the meeting or Executive Session thereof.

12. **Voting:**

Every act consented to by a majority of the Audit Committee members present at a meeting (at which quorum is present) will be regarded as an act of the Audit Committee, unless other consent is required pursuant to this Charter, the Articles of Incorporation or Bylaws of Bancorp or Banks or applicable law.

13. **Telephone Conference Meetings:**

Members of the Audit Committee may participate in a meeting through use of conference telephone or similar communication equipment, so long as all members participating in the meetings can hear one another. Participation in a meeting pursuant to this paragraph constitutes presence in person at the meeting.

14. **Amendments:**

This Charter of the Audit Committee may be amended only by a resolution of Bancorp's Board.

APPENDIX B

NOMINATING COMMITTEE CHARTER

PURPOSE

The purpose of the Nominating Committee is to assist the Board of Directors by (a) establishing criteria for candidates and identifying, evaluating and recommending candidates, including candidates proposed by shareholders, for election to the Board of Directors, and (b) periodically reviewing and making recommendations on the composition of the Board of Directors.

COMMITTEE MEMBERSHIP

The Nominating Committee shall be comprised of at least three independent directors appointed annually by the independent members of the Board of Directors, who shall appoint one member of the Committee to act as its Chairman. The independent members of the Board of Directors may remove members of the Committee, with or without cause. Director independence shall be determined in accordance with applicable rules of the Securities and Exchange Commission and The NASDAQ Marketplace Rules.

NOMINATION PROCESS

1. The Nominating Committee shall, as it deems appropriate, identify, evaluate and interview individuals who may be qualified to be members of the Board of Directors.

2. Each candidate evaluated by the Nominating Committee shall be required to complete one or more questionnaires and provide such additional information as the Nominating Committee shall deem necessary or appropriate. Such information shall include a personal financial statement and background information concerning the candidate. The Nominating Committee shall have the authority to retain independent advisors (including legal and accounting advisors) to assist the members of the committee in carrying out their responsibilities and duties. The Committee shall have the sole authority to approve the terms of any such engagement, including the payment of fees.

3. Candidates shall be evaluated based on the criteria established by the Nominating Committee which may include (a) satisfactory results of any background investigation, (b) experience and expertise, (c) financial resources, (d) time availability, (e) community involvement, and (f) such other criteria as the Nominating Committee may determine to be relevant. Candidates selected for consideration, as nominees must meet with the Nominating Committee and thereafter with the Board of Directors.

4. Any candidate nominated for election to the Board of Directors must (a) be recommended to the Board of Directors by the unanimous vote of approval of the members of the Nominating Committee and (b) receive a majority of votes in favor of nomination from the independent members of the Board of Directors.

5. Each existing member of the Board of Directors whose term is ending must be evaluated for nomination for re-election by the Nominating Committee. This review will include review of attendance, participation, continuing education, investment in shares, business development and community involvement. In lieu of the information required to be provided by new candidates for election to the Board of Directors described above in paragraph 2, the Nominating Committee may rely upon the information contained in the most recent annual Directors and Officers Questionnaire completed by the existing member of the Board of

Directors, subject to such additional updated information as the Nominating Committee may deem appropriate. Such existing member of the Board of Directors must receive a majority of votes in favor of nomination from the independent members of the Board of Directors (excluding such existing member).

MEETINGS

The Nominating Committee shall meet at least annually and such other times as it may deem appropriate, to evaluate and recommend to the Board of Directors nominees for election at the Annual Meeting of Shareholders prior to distribution of the Corporation's proxy solicitation materials or to fill vacancies in accordance with the Corporation's bylaws.

MINUTES

The Nominating Committee shall maintain written minutes of each meeting of the committee and such minutes shall be distributed to each member of the committee and shall be distributed to the other members of the Board of Directors.

CONFLICTS

Any conflicts between the provisions of this Charter and the provisions of the Corporation's bylaws shall be resolved in favor of the bylaw provisions and nothing contained herein shall be construed as an amendment of the Corporation's bylaws.